As filed with the Securities and Exchange Commission on April 8, 2019.

Registration No. 333-230444

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ZOOM VIDEO COMMUNICATIONS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7370	61-1648780
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

55 Almaden Boulevard, 6th Floor

San Jose, California 95113

(888) 799-9666

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Eric S. Yuan

President and Chief Executive Officer

Zoom Video Communications, Inc.

55 Almaden Boulevard, 6th Floor

San Jose, California 95113

(888) 799-9666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jon C. Avina Calise Y. Cheng Bradley M. Libuit Alex K. Kassai Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Aparna Bawa General Counsel 55 Almaden Boulevard, 6th Floor San Jose, California 95113 (888) 799-9666	Allison B. Spinner Shannon R. Delahaye Catherine D. Doxsee Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.001 par value per share	24,000,000	$32.00	$768,000,000	$93,082

(1)	Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a).
(3)	The registrant previously paid $12,120 in connection with a prior filing of this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued April 8, 2019

20,869,565 Shares

CLASS A COMMON STOCK

Zoom Video Communications, Inc. is offering 10,877,446 shares of our Class A common stock, and the selling stockholders are offering 9,992,119 shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering, and no public market currently exists for our shares of common stock. We anticipate that the initial public offering price will be between $28.00 and $32.00 per share.

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share and is convertible into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately 98.9% of the voting power of our outstanding capital stock immediately following this offering and the concurrent private placement.

Salesforce Ventures LLC has entered into an agreement with us pursuant to which it has agreed to purchase $100.0 million of our Class A common stock in a private placement at a price per share equal to the initial public offering price. This transaction is contingent upon, and is scheduled to close immediately subsequent to, the closing of this offering.

We have been approved to list our Class A common stock on The Nasdaq Global Select Market under the symbol “ZM.”

We are an “emerging growth company” as defined under the federal securities laws. Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 14.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Zoom	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

(1)	See the section titled “Underwriters” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional 3,130,435 shares of Class A common stock to cover overallotments, if any.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2019.

MORGAN STANLEY	J.P. MORGAN	GOLDMAN SACHS & CO. LLC	CREDIT SUISSE

BofA MERRILL LYNCH	RBC CAPITAL MARKETS	WELLS FARGO SECURITIES

JMP SECURITIES	KEYBANC CAPITAL MARKETS	PIPER JAFFRAY	STIFEL	WILLIAM BLAIR

                    , 2019

zoomTOP
55 ALMADEN
ZOOM
Happiness

Thank you to our customers

zoom

Thank you to our Customers

Thank you to our employees

Prospectus

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders, nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.

Through and including                     , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Our fiscal year ends on January 31. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “our company” and “Zoom” refer to Zoom Video Communications, Inc. Unless otherwise indicated, references to our “common stock” include our Class A common stock and Class B common stock.

ZOOM VIDEO COMMUNICATIONS, INC.

Our mission is to make video communications frictionless.

We provide a video-first communications platform that delivers happiness and fundamentally changes how people interact. We connect people through frictionless video, voice, chat and content sharing and enable face-to-face video experiences for thousands of people in a single meeting across disparate devices and locations. Our cloud-native platform delivers reliable, high-quality video that is easy to use, manage and deploy, provides an attractive return on investment, is scalable and easily integrates with physical spaces and applications. We believe that rich and reliable communications lead to interactions that build greater empathy and trust. We strive to live up to the trust our customers place in us by delivering a communications solution that “just works.” Our goal is to make Zoom meetings better than in-person meetings.

We believe that our platform transforms how organizations communicate and work to create opportunities that were not possible before. We are witnessing the rapid adoption of video communications inside traditional organizations, enabling far greater effectiveness and intimacy in human-to-human interactions over a distance. In addition, we are enabling new use cases for how people are carrying out their work. For example, a technology customer with approximately 1,000 employees has been able to grow and maintain its culture even with an all-remote employee base by running all of its meetings on Zoom. A hospital, using Zoom, has been able to reduce the number of and time in surgeries by connecting specialists live into the operating room. A university uses Zoom to encourage participation and inclusion for students in its night program who have family and work constraints that would otherwise prevent them from participating in class.

We believe that our customers are delighted when they use our platform. Since our founding in 2011, our platform has been used to conduct tens of billions of meeting minutes. We believe that our success results from a culture that is focused on customer and employee happiness, a video-first cloud architecture, recognized market leadership, viral demand, an efficient go-to-market strategy and robust customer support.

Our architecture is video-first, cloud-native and optimized to dynamically process and deliver reliable, high-quality video across devices. Our approach to video has been substantially different from that taken by others who have attempted to add video to an aging, pre-existing conference call or chat tool. We developed a proprietary multimedia router optimized for the cloud that separates content processing from the transporting and mixing of streams. Our globally distributed cloud architecture delivers a differentiated user experience.

The cornerstone of our platform is Zoom Meetings, around which we provide a full suite of products and features designed to give users a frictionless communications experience. Users are comprised of both hosts who organize video meetings and the individual attendees who participate in those video meetings. Many customers also choose to implement Zoom Rooms, our software-based conference room system, which enables users to easily experience Zoom Meetings in their physical meeting spaces. We also recently launched Zoom Phone, a cloud-based PBX system, which complements Zoom Meetings. Our robust integrations and partner ecosystem enable organizations to connect Zoom seamlessly with third-party applications that their employees already use, reducing friction and increasing employee happiness and productivity.

The happiness we bring is recognized by customers and industry analysts alike. In 2018, our average customer Net Promoter Score (NPS) was over 70. Gartner has named Zoom a Leader in its Magic Quadrant for Meeting Solutions based on our “ability to execute” and “completeness of vision.” Zoom also has consistently high scores across customer review sites, including Gartner Peer Insights, TrustRadius and G2 Crowd. We have been recognized as a 2018 Gartner Peer Insights Customers’ Choice for Meeting Solutions (Web Conferencing). G2 Crowd recognized Zoom as the leading pacesetter in the industry in its 2018 Momentum Grid of Video Conferencing.

We have a unique model that combines viral enthusiasm for our platform with a multipronged go-to-market strategy for optimal efficiency. Viral enthusiasm begins with our users as they experience our platform – it just works. This enthusiasm continues as meeting participants become paid hosts and as businesses of all sizes become our customers. Our sales efforts funnel this viral demand into routes-to-market that are optimized for each customer opportunity, which can include our direct sales force, online channel, resellers and strategic partners. Our sales model allows us to efficiently turn a single non-paying user into a full enterprise deployment. For the fiscal year ended January 31, 2019, 55% of our 344 customers that contributed more than $100,000 of revenue started with at least one free host prior to subscribing. These 344 customers contributed 30% of revenue in the fiscal year ended January 31, 2019.

We believe that we have built a scalable and sustainable business model. We have thousands of customers of all sizes across industry verticals and geographies. We are experiencing rapid revenue growth and are generating positive cash flow from operations. Much of the primary capital that we have raised in recent years remains on our balance sheet, demonstrating the cash flow efficiency of our business. Our revenue was $60.8 million, $151.5 million and $330.5 million for the fiscal years ended January 31, 2017, 2018 and 2019, respectively, representing annual revenue growth of 149% and 118% in fiscal 2018 and fiscal 2019, respectively. We had a net loss of $0.0 million and $3.8 million for the fiscal years ended January 31, 2017 and 2018, respectively, and net income of $7.6 million for the fiscal year ended January 31, 2019. Cash provided by operations was $9.4 million, $19.4 million and $51.3 million for the fiscal years ended January 31, 2017, 2018 and 2019, respectively.

Industry Trends in Our Favor

Communication is at the Center of Organizational Performance

Communication is fundamental for organizations. High-quality communication increases happiness throughout teams and, when coupled with strong execution, can improve business performance. The evolving nature of the modern workforce has made communication even more important than it has been in the past.

Communication and Collaboration Must Evolve as the Nature of Work is Changing

The way people work is changing. Organizations must evolve their approach to communication and collaboration in response to the following trends:

•

Employees are increasingly distributed. Historically, teams were physically located together, even in the largest organizations, to drive productivity. Mobile and cloud technologies and ubiquitous network connectivity have enabled modern organizations to be increasingly distributed.

•

Organizations seek to drive deeper engagement with employees, customers and partners. People derive more personal satisfaction and are more productive when they engage at a deeper level across internal and external business relationships. With increasingly distributed workforces, maintaining this level of engagement is difficult. Video is a rich form of interaction as it allows the communication of facial expressions, emotions, body language and the surrounding environment. However, the lack of reliable business solutions has limited the adoption of video in the workplace.

•

Workforce demographics are changing. Shifting demographics alongside increasingly distributed workforces increase the need for effective ways to communicate beyond in-person meetings. For example, millennials currently make up 35% of the U.S. workforce. This population values agility and flexibility in their work environment, and millennials expect technology to meet their needs and work seamlessly.

•

Employees are influencing IT decisions. Employees are increasingly the primary force for IT modernization at work as they bring the latest technologies from their personal lives to their jobs. Employees often expect to seamlessly communicate on any device and across mediums and, as a result, are increasingly influencing IT decisions.

Organizations Need a Comprehensive Platform that Enables Modern Communication

Legacy approaches to workplace communication have failed to address the evolving nature of work. Legacy communication tools have been ineffective due to substandard technology, expensive deployments, complicated interfaces and aging, proprietary architectures. This dynamic has resulted in organizations deploying disparate and siloed technologies to address each of the various ways in which people communicate, including video, voice, email, chat and content sharing. These disparate technologies are difficult for employees to adopt and navigate and cumbersome and expensive for IT to support and manage.

To effectively enable modern communication, a comprehensive platform must have the following qualities:

•	Reliable, high-quality communications. Organizations have a significant need for a platform that reliably delivers high-quality video and voice, even with varying levels of network performance.

•

Easy to use. To drive broad adoption, a platform’s user interface must be intuitive and easily navigable. In addition, users want solutions that have feature parity across devices and seamlessly integrate with their calendars, contacts and overall workflows.

•

Easy to deploy and manage. Organizations want a single platform that is easy to deploy, leverages existing network infrastructure and conference room hardware and is simple to manage at scale through an intuitive administrative console and reporting system.

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Attractive return on investment. Organizations want a single platform that not only reduces the costs of proprietary infrastructure and conference room investments but also provides other opportunities for further cost savings, such as reducing unnecessary and expensive business travel.

•	Scalability. Organizations need a communications platform that can be optimized for their footprint and scales as they grow.

•	Integrated. Organizations need a platform that integrates with their physical workspaces and existing business applications.

•	Flexible terms. Organizations also want to purchase technology under flexible terms that are right-sized for their business needs.

Our Platform

We provide a video-first communications platform that delivers happiness and fundamentally changes how people interact by connecting them through frictionless video, voice, chat and content sharing. Our cloud-native platform enables face-to-face video experiences and connects thousands of users across disparate devices and locations in a single meeting. We strive to make Zoom meetings better than in-person meetings.

Key benefits of our platform include:

•

Reliable, high-quality communications that enable productivity, connectedness and trust. Our platform delivers a high-quality, reliable communications experience across devices even with varying bandwidths and network performance. In fact, our platform can continue to deliver a productive meeting experience even with up to 40% packet loss.

•

Easy to use. We provide a consolidated, intuitive interface for video, voice, chat and content sharing that can be easily navigated even by first time users. We enable calendar integration, easy synchronization with conference room equipment and feature parity across devices.

•

Easy to deploy and manage. Our cloud-native platform is easy to deploy and manage by both IT administrators and business users, even when integrating with existing infrastructure. Our platform removes the need for the integration of disparate communications tools, product-specific knowledge and high-touch user support and troubleshooting.

•

Attractive return on investment. Our platform drives higher employee engagement and improved collaboration, resulting in increased organizational productivity. Switching to our platform also reduces the costs associated with expensive on-premises infrastructure and continual maintenance.

•

Scalability. Our cloud-native platform was purpose-built to scale with organizations as they grow in size and complexity. Our platform delivers the highest quality experience for organizations of all sizes and for meetings, whether with two or thousands of users.

•

Integrated. Our platform integrates with cloud software applications provided by companies such as Atlassian, Dropbox, Google, LinkedIn, Microsoft, salesforce.com, Slack and others. We also have an ecosystem of hardware partners through which we deploy our Zoom Rooms and Conference Room Connector offerings.

•	Flexible terms. Customers can subscribe to our communications platform based on the number of hosts that they require on a month-to-month basis or purchase one- to multi-year subscriptions.

Our Competitive Strengths

We believe that we have a number of competitive advantages that will enable us to maintain and extend our leadership in communications. Our competitive strengths include:

•

Video-first cloud architecture. We built our platform from the ground up to be cloud-native and video-first, unlike other approaches that have attempted to add video to an aging, pre-existing conference call or chat tool. Our unique architecture was built by our talented team, led by a founding group of engineers who have extensive expertise in real-time communications technology.

•	A recognized market leader. We have been recognized by industry analysts as a market leader.

•

Viral demand driven by individual users. Our rapid adoption is driven by a virtuous cycle of positive user experiences. Individuals typically begin using our platform when a colleague or associate invites them to a Zoom meeting. When attendees experience our platform and realize the benefits, they often become paying customers to unlock additional functionality.

•

Growing base of happy customers. We believe that making and keeping users happy is critical to growing our business. We believe that our customer NPS, which averaged over 70 in 2018, demonstrates that our high-quality, easy-to-use platform is making customers happy.

•

Multipronged go-to-market strategy. We have a multipronged go-to-market strategy that integrates the viral enthusiasm for our platform with optimal routes-to-market that match the size of the customer opportunity. Our direct sales force and strategic partners sell to customers of all sizes, and we leverage our online sales channel for smaller customers.

•

Robust customer support and success function. We offer 24/7/365 support through live chat, phone and video. For the 90-day period ended January 31, 2019, our customer support team had a customer satisfaction score (CSAT) of over 90%.

Our Culture of Happiness

Our culture of delivering happiness drives our mission, vision and values and is fundamental to everything we do at Zoom:

•	Mission. Our mission is to make video communications frictionless.

•	Vision. Our vision is to empower people to accomplish more through video communications.

•	Values. We care for our community, our customers, our company, our teammates and ourselves.

This culture supports our hiring and serves as a competitive advantage in attracting and retaining top talent. Our Chief Executive Officer received Glassdoor’s #1 CEO of a large company award in 2018, and we placed #2 in Glassdoor’s Best Places to Work in the large company category in 2019.

Our Market Opportunity

Video has increasingly become the way that individuals want to communicate in the workplace and their daily lives. As a result, it has become a fundamental component of today’s communication and collaboration market, which also includes integrated voice, chat and content sharing. IDC has defined this market as Unified Communications and Collaboration. Within this market, we address the Hosted / Cloud Voice and Unified Communications, Collaborative Applications and IP Telephony Lines segments. IDC estimated that these segments combined represent a $43.1 billion opportunity in 2022.

We believe we address a broader opportunity than is currently captured in third-party market research because once our customers begin to experience the benefits of our video-first communications platform, they tend to greatly expand their use of video throughout their organizations. As a result, we expect that use of our platform will significantly increase the penetration of video communications across a broad range of customer types and use cases. We believe that all of today’s information workers could benefit from our platform’s ability to connect people through frictionless video, voice, chat and content sharing.

Our Growth Strategy

We focus on the following elements of our strategy to drive our growth:

•	keep our existing customers happy;

•	drive new customer acquisition;

•	expand within existing customers;

•	innovate our platform continuously;

•	accelerate international expansion; and

•	grow our partnership ecosystem and continue to expand our platform.

Summary Risk Factors

Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

•

Our business depends on our ability to attract new customers and hosts, retain and upsell additional products to existing customers and upgrade free hosts to our paid offerings. Any decline in new customers and hosts, renewals or upgrades would harm our business;

•	We have a limited operating history, which makes it difficult to evaluate our prospects and future results of operations;

•	We operate in competitive markets, and we must continue to compete effectively;

•	We may not be able to sustain our revenue growth rate in the future;

•

Interruptions, delays or outages in service from our co-located data centers and a variety of other factors would impair the delivery of our services, require us to issue credits or pay penalties and harm our business;

•

Failures in internet infrastructure or interference with broadband access could cause current or potential users to believe that our systems are unreliable, possibly leading our customers and hosts to switch to our competitors or to cancel their subscriptions to our platform;

•	As we increase sales to large organizations, our sales cycles could lengthen, and we could experience greater deployment challenges;

•	We generate revenue from sales of subscriptions to our platform, and any decline in demand for our platform or for communications and collaboration technologies in general would harm our business;

•

The experience of our users depends upon the interoperability of our platform across devices, operating systems and third-party applications that we do not control, and if we are not able to maintain and expand our relationships with third parties to integrate our platform with their solutions, our business may be harmed;

•	We may not be able to respond to rapid technological changes, extend our platform or develop new features; and

•

The dual class structure of our common stock as contained in our amended and restated certificate of incorporation has the effect of concentrating voting control with those stockholders who held our stock prior to this offering, including our executive officers, employees and directors and their affiliates, limiting your ability to influence corporate matters.

Corporate Information

We were incorporated under the laws of the state of Delaware in April 2011 under the name Saasbee, Inc., and in February 2012, we changed our name to Zoom Communications, Inc. In May 2012, we changed our name to Zoom Video Communications, Inc. Our principal executive offices are located at 55 Almaden Boulevard, 6th Floor, San Jose, California 95113. Our telephone number is (888) 799-9666. Our website address is https://zoom.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

The Zoom design logo, “Zoom,” “Zoom Video Communications” and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Zoom Video Communications, Inc. Other trade names, trademarks and service marks used in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (JOBS Act) enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply for a certain period of time with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a stockholder advisory vote on executive compensation and any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Class A common stock in this offering. However, if certain events occur prior to the end of such five-year period, including if (i) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (ii) our annual gross revenue exceeds $1.07 billion; or (iii) we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Class A common stock offered by us	10,877,446 shares

Class A common stock offered by the selling stockholders	9,992,119 shares

Class A common stock sold by us in the concurrent private placement

Immediately subsequent to the closing of this offering, Salesforce Ventures LLC will purchase from us in a private placement $100.0 million of our Class A common stock at a price per share equal to the initial public offering price. Based on an assumed initial public offering price of $30.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, this would be 3,333,333 shares. We will receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the private placement. The sale of the shares in the private placement is contingent upon the completion of this offering. The sale of these shares to Salesforce Ventures LLC will not be registered in this offering and will be subject to a market standoff agreement with us for a period of up to 365 days after the date of this prospectus and lock-up agreement with the underwriters for a period of up to 180 days after the date of this prospectus. See “Shares Eligible for Future Sale—Lock-Up Agreements and Market Standoff Provisions” for additional information regarding such restrictions. We refer to the private placement of these shares of Class A common stock as the concurrent private placement.

Class A common stock to be outstanding after this offering and the concurrent private placement	24,710,191 shares

Class B common stock to be outstanding after this offering and the concurrent private placement	233,215,147 shares

Total Class A and Class B common stock to be outstanding after this offering and the concurrent private placement	257,925,338 shares

Over-allotment option of Class A common stock offered by us	3,130,435 shares

Voting rights	We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion rights. The holders of Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to 10 votes per share, on all matters that are subject to stockholder vote. Each share of Class B common stock may be converted into one share of Class A common stock at the option of the holder thereof, and will be converted into one share of Class A common stock upon transfer thereof, subject to certain exceptions.

The holders of our outstanding Class B common stock will hold 98.9% of the voting power of our outstanding capital stock following this offering and the concurrent private placement, with our directors, executive officers and 5% stockholders and their respective affiliates holding 64.3% of such voting power in the aggregate. These holders will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors and the approval of any change of control transaction. See the section titled “Description of Capital Stock” for additional information.

Use of proceeds

We estimate that our net proceeds from the sale of our Class A common stock that we are offering and the concurrent private placement will be approximately $403.9 million (or approximately $492.6 million if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $30.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses related to the offering and the concurrent private placement.

We currently intend to use the net proceeds we receive from this offering and the concurrent private placement for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds for acquisitions or strategic investments in complementary businesses, products, services or technologies, although we do not currently have any plans or commitments for any such acquisitions or investments. See the section titled “Use of Proceeds” for additional information. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

Proposed Nasdaq trading symbol	“ZM”

The number of shares of our common stock that will be outstanding after this offering and the concurrent private placement is based on 507,293 shares of our Class A common stock (including the conversion of convertible promissory notes) and 242,993,239 shares of our Class B common stock (including the conversion of preferred stock) outstanding as of January 31, 2019 and excludes:

•

35,064,465 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of January 31, 2019, with a weighted-average exercise price of $1.48 per share (other than 214,027 shares to be issued upon exercise of options to purchase Class B common stock by certain selling stockholders and the subsequent conversion of such shares into an equivalent number of shares of our Class A common stock in connection with the sale of such shares by such selling stockholders in this offering);

•

1,147,500 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted after January 31, 2019, with a weighted-average exercise price of $26.09 per share;

•

58,300,889 shares of our Class A common stock reserved for future issuance under our 2019 Equity Incentive Plan (2019 Plan), which will become effective in connection with this offering, including 34,000,000 new shares plus the number of shares (not to exceed 24,300,889 shares) (i) that remain available for grant of future awards under our 2011 Global Share Plan (2011 Plan), which shares will be added to the shares reserved under the 2019 Plan upon its effectiveness and (ii) any shares underlying outstanding stock awards granted under our 2011 Plan that expire, or are forfeited, cancelled, withheld or reacquired; plus an annual evergreen increase, as more fully described under the terms of the 2019 Plan described in the section titled “Executive Compensation—Equity Plans”; and

•

9,000,000 shares of our Class A common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan (ESPP), which includes an annual evergreen increase and will become effective in connection with this offering.

Upon the execution and delivery of the underwriting agreement related to this offering, any remaining shares available for issuance under our Fourth Amended and Restated 2011 Global Share Plan (2011 Plan) will become reserved for future issuance as Class A common stock under our 2019 Plan, and we will cease granting awards under our 2011 Plan. See the section titled “Executive Compensation—Equity Plans” for additional information.

Unless otherwise indicated, the information in this prospectus assumes:

•

the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the issuance of 507,293 shares of our Class A common stock upon the automatic conversion of convertible promissory notes in the principal amount of $15.0 million plus accrued interest in connection with this offering, assuming a conversion date of January 31, 2019 and an assumed initial public offering price of $30.00 per share, the midpoint of the price range set forth on the cover page of this prospectus;

•

the issuance of 3,333,333 shares of our Class A common stock to Salesforce Ventures LLC upon the closing of the concurrent private placement immediately subsequent to the closing of this offering, based upon the assumed initial public offering price of $30.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•

the automatic conversion of all outstanding shares of our convertible preferred stock as of January 31, 2019 into 152,665,804 shares of our Class B common stock, which will occur immediately prior to the completion of this offering;

•

no exercise of the outstanding options described above (other than 214,027 shares to be issued upon exercise of options to purchase Class B common stock by certain selling stockholders and the subsequent conversion of such shares into an equivalent number of shares of our Class A common stock in connection with the sale of such shares by such selling stockholders in this offering); and

•	no exercise of the underwriters’ option to purchase up to an additional 3,130,435 shares of Class A common stock to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations data for the years ended January 31, 2017, 2018 and 2019 and the consolidated balance sheet data as of January 31, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. The last day of our fiscal year is January 31.

	Year Ended January 31,
	2017	2018	2019
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$60,817	$151,478	$330,517
Cost of revenue(1)	12,472	30,780	61,001

Gross profit	48,345	120,698	269,516

Operating expenses:
Research and development(1)	9,218	15,733	33,014
Sales and marketing(1)	31,580	82,707	185,821
General and administrative(1)	7,547	27,091	44,514

Total operating expenses	48,345	125,531	263,349

Income (loss) from operations	—	(4,833)	6,167

Interest income, net	98	1,241	1,837
Other income, net	60	74	345

Net income (loss) before provision for income taxes	158	(3,518)	8,349
Provision for income taxes	(172)	(304)	(765)

Net income (loss)	$(14)	$(3,822)	$7,584
Distributed earnings attributable to participating securities(2)	(14,366)	(4,405)	—
Undistributed earnings attributable to participating securities	—	—	(7,584)

Net income (loss) attributable to common stockholders(2)	$(14,380)	$(8,227)	$—

Net income (loss) per share attributable to common stockholders
Basic	$(0.20)	$(0.11)	$0.00

Diluted	$(0.20)	$(0.11)	$0.00

Weighted-average shares used in computing net income (loss) per share attributable to common stockholders
Basic	70,309,256	78,119,865	84,483,094

Diluted	70,309,256	78,119,865	116,005,681

Pro forma net income per share attributable to common stockholders
Basic			$0.03

Diluted			$0.03

Weighted-average shares used in computing pro forma net income per share attributable to common stockholders
Basic			237,148,898

Diluted			268,671,485

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Cost of revenue	$87	$204	$1,119
Research and development	278	360	1,369
Sales and marketing	467	812	3,540
General and administrative	207	8,953	2,913

Total stock-based compensation expense	$1,039	$10,329	$8,941

(2)

In the years ended January 31, 2017 and 2018, we repurchased 4,000,000 and 1,365,800 shares, respectively, of Series A convertible preferred stock from certain existing investors. The amount paid in excess of the carrying value of the Series A convertible preferred stock is considered a deemed dividend and is reflected as distributed earnings attributable to participating securities in the calculation of net loss attributable to common stockholders. See Note 7 to our consolidated financial statements included elsewhere in this prospectus for more information.

	As of January 31, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$63,624	$63,624	$468,564
Marketable securities	112,777	112,777	112,777
Working capital	124,378	124,378	529,318
Total assets	354,565	354,565	758,566
Deferred revenue, current and non-current	125,773	125,773	125,773
Convertible promissory notes, net	14,858	—	—
Convertible preferred stock	159,552	—	—
Accumulated deficit	(25,153)	(25,153)	(25,153)
Total stockholders’ (deficit) equity	(7,439)	167,332	571,333

(1)

Pro forma gives effect to (a) the automatic conversion of all outstanding shares of our convertible preferred stock as of January 31, 2019 into 152,665,804 shares of Class B common stock immediately prior to the completion of this offering, (b) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering and (c) the issuance of 507,293 shares of Class A common stock upon conversion of outstanding convertible promissory notes (included in other liabilities, non-current on our consolidated balance sheet) as of January 31, 2019 at an assumed initial public offering price of $30.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, in the principal amount of $15.0 million plus accrued interest upon the completion of this offering.

(2)

Pro forma as adjusted gives further effect to (a) the pro forma items described immediately above, (b) our issuance and sale of 10,877,446 shares of Class A common stock in this offering and the concurrent private placement at an assumed initial public offering price of $30.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated expenses related to the offering and the concurrent private placement payable by us, and (c) the conversion of 9,778,092 shares of our Class B common stock held by certain selling stockholders into an equivalent number of our Class A common stock upon the sale by the selling stockholders in this offering, as well as the issuance of 214,027 shares of our Class B common stock and the subsequent conversion of such shares into an equivalent number of shares of our Class A common stock upon the exercise of options held by certain selling stockholders in connection with the sale of such shares by such selling stockholders in this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $30.00 per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $10.3 million. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $28.4 million.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our Class A common stock. Our business, results of operations, financial condition and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations, financial condition and prospects could be materially and adversely affected. Unless otherwise indicated, references to our business being harmed in these risk factors will include harm to our business, platform, reputation, brand, financial condition, results of operations and future prospects. In such event, the market price of our Class A common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

Our business depends on our ability to attract new customers and hosts, retain and upsell additional products to existing customers and upgrade free hosts to our paid offerings. Any decline in new customers and hosts, renewals or upgrades would harm our business.

Our business depends upon our ability to attract new customers and hosts and maintain and expand our relationships with our customers and hosts, including upselling additional products to our existing customers and upgrading hosts to a paid Zoom Meeting plan. A host is any user of our video-first communications platform who initiates a Zoom Meeting and invites one or more participants to join that meeting. We refer to hosts who subscribe to a paid Zoom Meeting plan as “paid hosts.” We define a customer as a separate and distinct buying entity, which can be a single paid host or an organization of any size (including a distinct unit of an organization) that has multiple paid hosts.

Our business is subscription based, and customers are not obligated to and may not renew their subscriptions after their existing subscriptions expire. As a result, we cannot provide assurance that customers will renew their subscriptions utilizing the same tier of their Zoom Meeting plan, upgrade to a higher-priced tier or purchase additional products, if they renew at all. Renewals of subscriptions to our platform may decline or fluctuate because of several factors, such as dissatisfaction with our products and support, a customer or host no longer having a need for our products, or the perception that competitive products provide better or less expensive options. In addition, some customers downgrade their Zoom Meeting plan or do not renew their subscriptions. We must continually add new customers and hosts to grow our business beyond our current user base and to replace customers and hosts who choose not to continue to use our platform. Any decrease in user satisfaction with our products or support would harm our brand, word-of-mouth referrals and ability to grow.

We encourage customers to purchase additional products and encourage hosts to upgrade to our paid offerings by recommending additional features and through in-product prompts and notifications. Additionally, we seek to expand within organizations by adding new hosts, having workplaces purchase additional products, or expanding the use of Zoom into other teams and departments within an organization. At the same time, we strive to demonstrate the value of our platform and various product offerings to those hosts that subscribe to our free Zoom Meeting plan, thereby encouraging them to upgrade to a paid Zoom Meeting plan. However, a majority of these hosts may never upgrade to a paid Zoom Meeting plan. If we fail to upsell our customers or upgrade hosts of our free Zoom Meeting plan to a paid subscription or expand the number of paid hosts within organizations, our business would be harmed.

In addition, our user growth rate may slow in the future as our market penetration rates increase and we turn our focus to upgrading our free hosts to a paid Zoom Meeting plan rather than growing the total number of users. If we are not able to continue to expand our user base or fail to upgrade our free hosts to a paid Zoom Meeting plan, our revenue may grow more slowly than expected or decline.

We have a limited operating history, which makes it difficult to evaluate our prospects and future results of operations.

We were incorporated in 2011. As a result of our limited operating history, our ability to forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance. Further, in future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including any reduction in demand for our platform, increased competition, contraction of our overall market, our inability to accurately forecast demand for our platform and plan for capacity constraints or our failure, for any reason, to capitalize on growth opportunities. We have encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described herein. If our assumptions regarding these risks and uncertainties, which we use to plan our business, are incorrect or change, or if we do not address these risks successfully, our business would be harmed.

We operate in competitive markets, and we must continue to compete effectively.

The market for communication and collaboration technologies platforms is competitive and rapidly changing. Certain features of our current platform compete in the communication and collaboration technologies market with products offered by:

•	legacy web-based meeting providers, including Webex and Skype for Business;

•	bundled productivity solutions providers with basic video functionality, including Google; and

•	point solutions providers, including LogMeIn.

Other large established companies like Amazon and Facebook have in the past and may in the future also make investments in video communications tools. In addition, as we introduce new products and services, and with the introduction of new technologies and market entrants, we expect competition to intensify in the future. For example, we recently introduced Zoom Phone, a cloud phone system that will allow customers to replace their existing private branch exchange solution, in the future, which will result in increased competition against companies that offer similar services and new competitors that may enter that market in the future. Further, many of our actual and potential competitors benefit from competitive advantages over us, such as greater name recognition, longer operating histories, more varied products and services, larger marketing budgets, more established marketing relationships, third-party integration, greater accessibility across devices or applications, access to larger user bases, major distribution agreements with hardware manufacturers and resellers, and greater financial, technical and other resources. Some of our competitors may make acquisitions or enter into strategic relationships to offer a broader range of products and services than we do. These combinations may make it more difficult for us to compete effectively. We expect these trends to continue as competitors attempt to strengthen or maintain their market positions.

Demand for our platform is also price sensitive. Many factors, including our marketing, user acquisition and technology costs, and our current and future competitors’ pricing and marketing strategies, can significantly affect our pricing strategies. Certain competitors offer, or may in the future offer, lower-priced or free products or services that compete with our platform or may bundle and offer a broader range of products and services. Similarly, certain competitors may use marketing strategies that enable them to acquire customers at a lower cost than we can. Furthermore, third parties could build products similar to ours that rely on open source software. Even if such products do not include all the features and functionality that our platform provides, we could face pricing pressure from these third parties to the extent that users find such alternative products to be sufficient to meet their video communications needs. There can be no assurance that we will not be forced to engage in price-cutting initiatives or other discounts or to increase our marketing and other expenses to attract and retain customers in response to competitive pressures, either of which would harm our business.

We may not be able to sustain our revenue growth rate in the future.

We have experienced significant revenue growth in prior periods. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. We expect our revenue growth rate to decline in future periods. Many factors may contribute to declines in our growth rate, including higher market penetration, increased competition, slowing demand for our platform, a failure by us to continue capitalizing on growth opportunities and the maturation of our business, among others. If our growth rate declines, investors’ perceptions of our business and the trading price of our Class A common stock could be adversely affected.

Interruptions, delays or outages in service from our co-located data centers and a variety of other factors would impair the delivery of our services, require us to issue credits or pay penalties and harm our business.

We currently serve our users from 13 co-located data centers in Australia, Brazil, Canada, China, Germany, India, Japan, the Netherlands and the United States. We also utilize Amazon Web Services and Microsoft Azure for the hosting of certain critical aspects of our business. As part of our distributed meeting architecture, we establish private links between data centers that automatically transfer data between various data centers in order to optimize performance on our platform. Damage to, or failure of, these data centers has in the past resulted in and could in the future result in interruptions or delays in our services. In addition, we have experienced, and may in the future experience, other interruptions and delays in our services caused by a variety of other factors, including but not limited to infrastructure changes, vendor issues, human or software errors, viruses, security attacks, fraud, general internet availability issues, spikes in usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. For example, in January 2019, we experienced an outage in our services for less than two hours, which we later determined was initially caused by a technical issue with one of our vendors. Additionally, in connection with the addition of new data centers or expansion or consolidation of our existing data center facilities or other reasons, we may move or transfer our data and our users’ metadata to other data centers. Despite precautions that we take during this process, any unsuccessful data transfers may impair or cause disruptions in the delivery of our service, and we may incur significant costs in connection with any such move or transfer. Interruptions, delays or outages in our services would reduce our revenue, may require us to issue credits or pay penalties, may subject us to claims and litigation, may cause customers and hosts to terminate their subscriptions and adversely affect our ability to attract new customers and hosts. Our ability to attract and retain customers and hosts depends on our ability to provide customers and hosts with a highly reliable platform and even minor interruptions or delays in our services could harm our business.

Additionally, if our data centers are unable to keep up with our increasing needs for capacity, customers may experience delays as we seek to obtain additional capacity, which could harm our business.

We do not control, or in some cases have limited control over, the operation of the co-located data center facilities we use, and they are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, floods, fires, hurricanes, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events, any of which could disrupt our service. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. Despite precautions taken at these facilities, the occurrence of a natural disaster, an act of terrorism or other act of malfeasance, a decision to close the facilities without adequate notice or other unanticipated problems at the facilities would harm our business.

Failures in internet infrastructure or interference with broadband access could cause current or potential users to believe that our systems are unreliable, possibly leading our customers and hosts to switch to our competitors or to cancel their subscriptions to our platform.

Unlike traditional communications and collaborations technologies, our services depend on our users’ high-speed broadband access to the internet, usually provided through a cable or digital subscriber line connection.

Increasing numbers of users and increasing bandwidth requirements may degrade the performance of our platform due to capacity constraints and other internet infrastructure limitations. As our number of users grows and their usage of communications capacity increases, we will be required to make additional investments in network capacity to maintain adequate data transmission speeds, the availability of which may be limited, or the cost of which may be on terms unacceptable to us. If adequate capacity is not available to us as our user base grows, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, if internet service providers and other third parties providing internet services have outages or deteriorations in their quality of service, our users will not have access to our platform or may experience a decrease in the quality of our platform. Furthermore, as the rate of adoption of new technologies increases, the networks our platform relies on may not be able to sufficiently adapt to the increased demand for these services, including ours. Frequent or persistent interruptions could cause current or potential users to believe that our systems or platform are unreliable, leading them to switch to our competitors or to avoid our platform, and could permanently harm our business.

In addition, users who access our platform through mobile devices, such as smartphones and tablets, must have a high-speed connection, such as 3G, 4G or LTE, satellite or Wi-Fi to use our services and applications. Currently, this access is provided by companies that have significant and increasing market power in the broadband and internet access marketplace, including incumbent phone companies, cable companies, satellite companies and wireless companies. Some of these providers offer products and subscriptions that directly compete with our own offerings, which can potentially give them a competitive advantage. Also, these providers could take measures that degrade, disrupt or increase the cost of user access to third-party services, including our platform, by restricting or prohibiting the use of their infrastructure to support or facilitate third-party services or by charging increased fees to third parties or the users of third-party services, any of which would make our platform less attractive to users and reduce our revenue.

On January 4, 2018, the Federal Communications Commission (FCC) released an order reclassifying broadband internet access as an information service, subject to certain provisions of Title I of the Communications Act. The order requires broadband providers to publicly disclose accurate information regarding network management practices, performance characteristics and commercial terms of their broadband internet access services sufficient to enable consumers to make informed choices regarding the purchase and use of such services and entrepreneurs and other small businesses to develop, market and maintain internet offerings. The new rules went into effect on June 11, 2018 and are the subject of various appeals and congressional review. Moreover, a number of states are adopting or considering legislation or executive actions that would regulate the conduct of broadband providers. We cannot predict whether the FCC order or state initiatives will be modified, overturned, or vacated by legal action of the court, federal legislation, or the FCC. Under the new rules, broadband internet access providers may be able to charge web-based services such as ours for priority access, which could result in increased costs and a loss of existing customers and hosts, impair our ability to attract new customers and hosts, and harm our business.

As we increase sales to large organizations, our sales cycles could lengthen, and we could experience greater deployment challenges.

As our business evolves, we may need to invest more resources into sales to large organizations. Large organizations typically undertake a significant evaluation and negotiation process due to their leverage, size, organizational structure and approval requirements, all of which can lengthen our sales cycle. We may also face unexpected deployment challenges with large organizations or more complicated deployment of our platform. Large organizations may demand additional features, support services and pricing concessions or require additional security management or control features. We may spend substantial time, effort and money on sales efforts to large organizations without any assurance that our efforts will produce any sales or that these customers will deploy our platform widely enough across their organization to justify our substantial upfront investment. As a result, we anticipate increased sales to large organizations will lead to higher upfront sales costs and greater unpredictability in our business, results of operations and financial condition.

We generate revenue from sales of subscriptions to our platform, and any decline in demand for our platform or for communications and collaboration technologies in general would harm our business.

We generate, and expect to continue to generate, revenue from the sale of subscriptions to our platform. As a result, widespread acceptance and use of communications and collaboration technologies in general, and our platform in particular, is critical to our future growth and success. If the communications and collaboration technologies market fails to grow or grows more slowly than we currently anticipate, demand for our platform could be negatively affected.

Changes in user preferences for communications and collaboration technologies may have a disproportionately greater impact on us than if we offered multiple platforms or disparate products. Demand for communications and collaboration technologies in general, and our platform in particular, is affected by a number of factors, many of which are beyond our control. Some of these potential factors include:

•	awareness of the communications and collaboration technologies category generally;

•	availability of products and services that compete with ours;

•	new modes of communications and collaboration that may be developed in the future;

•	ease of adoption and use;

•	features and platform experience;

•	reliability of our platform, including frequency of outages;

•	performance;

•	brand;

•	security and privacy;

•	user support; and

•	pricing.

The communications and collaboration technologies market is subject to rapidly changing user demand and trends in preferences. If we fail to successfully predict and address these changes and trends, meet user demands or achieve more widespread market acceptance of our platform, our business would be harmed.

The experience of our users depends upon the interoperability of our platform across devices, operating systems and third-party applications that we do not control, and if we are not able to maintain and expand our relationships with third parties to integrate our platform with their solutions, our business may be harmed.

One of the most important features of our platform is its broad interoperability with a range of diverse devices, operating systems and third-party applications. Our platform is accessible from the web and from devices running Windows, Mac OS, iOS, Android and Linux. We also have integrations with Atlassian, Dropbox, Google, LinkedIn, Microsoft, Salesforce, Slack and a variety of other productivity, collaboration, data management and security vendors. We are dependent on the accessibility of our platform across these and other third-party operating systems and applications that we do not control. For example, given the broad adoption of Microsoft Office and other productivity software, it is important that we are able to integrate with this software. Several of our competitors own, develop, operate, or distribute operating systems, app stores, co-located data center services and other software, and also have material business relationships with companies that own, develop, operate or distribute operating systems, applications markets, co-located data center services and other software that our platform requires in order to operate. Moreover, some of these competitors have inherent advantages developing products and services that more tightly integrate with their software and hardware platforms or those of their business partners.

Third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties following development changes. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their products or services, or exert strong business influence on our ability to, and terms on which we, operate and distribute our platform. For example, we currently offer products that directly compete with several large technology companies that we rely on to ensure the interoperability of our platform with their products or services. As our respective products evolve, we expect this level of competition to increase. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our platform or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of our platform with these products could decrease and our business could be harmed.

In addition, we provide, develop and create applications for our platform partners that integrate our platform with our partners’ various offerings. For example, our Zoom Meetings product integrates with tools offered by companies such as Atlassian and Dropbox to help teams get more done together. If we are not able to continue and expand on existing and new relationships to integrate our platform with our partners’ solutions, or there are quality issues with our products or service interruptions of our products that integrate with our partners’ solutions, our business will be harmed.

We may not be able to respond to rapid technological changes, extend our platform or develop new features.

The communications and collaboration technologies market is characterized by rapid technological change and frequent new product and service introductions. Our ability to grow our user base and increase revenue from customers will depend heavily on our ability to enhance and improve our platform, introduce new features and products and interoperate across an increasing range of devices, operating systems and third-party applications. Our customers may require features and capabilities that our current platform does not have. We invest significantly in research and development, and our goal is to focus our spending on measures that improve quality and ease of adoption and create organic user demand for our platform. There is no assurance that our enhancements to our platform or our new product experiences, features or capabilities will be compelling to our users or gain market acceptance. If our research and development investments do not accurately anticipate user demand, or if we fail to develop our platform in a manner that satisfies user preferences in a timely and cost-effective manner, we may fail to retain our existing users or increase demand for our platform.

The introduction of new products and services by competitors or the development of entirely new technologies to replace existing offerings could make our platform obsolete or adversely affect our business, results of operations and financial condition. We may experience difficulties with software development, design or marketing that could delay or prevent our development, introduction, or implementation of new product experiences, features, or capabilities. We have in the past experienced delays in our internally planned release dates of new features and capabilities, and there can be no assurance that new product experiences, features or capabilities will be released according to schedule. Any delays could result in adverse publicity, loss of revenue or market acceptance, or claims by users brought against us, all of which could harm our business. Moreover, new productivity features to our platform may require substantial investment, and we have no assurance that such investments will be successful. If customers and hosts do not widely adopt our new product experiences, features and capabilities, we may not be able to realize a return on our investment. If we are unable to develop, license or acquire new features and capabilities to our platform on a timely and cost-effective basis, or if such enhancements do not achieve market acceptance, our business would be harmed.

The failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

Our ability to increase our customer and host base and achieve broader market acceptance of our products and services will depend to a significant extent on our ability to expand our marketing and sales operations. We plan to continue expanding our sales force and strategic partners, both domestically and internationally.

Identifying and recruiting qualified sales representatives and training them is time-consuming and resource-intensive, and they may not be fully trained and productive for a significant amount of time. We also plan to dedicate significant resources to sales and marketing programs, including internet and other online advertising. Further, we are currently recruiting a new Head of Worldwide Sales or role with similar responsibility, which will require significant management time and resources. All of these efforts will require us to invest significant financial and other resources. In addition, the cost to acquire customers and hosts is high due to these marketing and sales efforts. Our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue. We will not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective.

Our security measures have on occasion, in the past, been, and may in the future be, compromised. Consequently, our products and services may be perceived as not being secure. This perception may result in customers and hosts curtailing or ceasing their use of our products, our incurring significant liabilities and our business being harmed.

Our operations involve the storage and transmission of customer data or information, and security incidents have occurred in the past, and may occur in the future, resulting in unauthorized access to, loss of or unauthorized disclosure of this information, regulatory enforcement actions, litigation, indemnity obligations and other possible liabilities, as well as negative publicity, which could damage our reputation, impair our sales and harm our business. Cyberattacks and other malicious internet-based activity continue to increase, and cloud-based platform providers of products and services have been and are expected to continue to be targeted. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), employee theft or misuse and denial-of-service attacks, sophisticated nation-state and nation-state supported actors now engage in attacks (including advanced persistent threat intrusions). Despite significant efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. If our security measures are compromised as a result of third-party action, employee, customer, host or user error, malfeasance, stolen or fraudulently-obtained log-in credentials or otherwise, our reputation would be damaged, our data, information or intellectual property, or those of our customers, may be destroyed, stolen or otherwise compromised, our business may be harmed and we could incur significant liability. We have not always been able in the past and may be unable in the future to anticipate or prevent techniques used to obtain unauthorized access or to compromise our systems because they change frequently and are generally not detected until after an incident has occurred. For example, in July 2018 we were made aware of a vulnerability in the Zoom Meeting client for Windows that could result in potential exposure of a Zoom user’s password. Additionally, in 2018, a cybersecurity company discovered a vulnerability in our software that could be exploited by hackers to exert certain meeting controls. While we were able to deploy updates to the software addressing these vulnerabilities and we are not aware of any customers being affected or meetings compromised by these vulnerabilities, customers are responsible for installing this update to the software and their software is subject to these vulnerabilities until they do so. Additionally, we cannot be certain that we will be able to address any vulnerabilities in our software that we may become aware of in the future. We expect similar issues to arise in the future as we continue to expand the features and functionality of existing products and introduce new products, and we expect to expend significant resources in an effort to protect against security incidents. Concerns regarding privacy, data protection and information security may cause some of our customers and hosts to stop using our solutions and fail to renew their subscriptions. This discontinuance in use or failure to renew could substantially harm our business. Further, as we rely on third-party and public-cloud infrastructure, we depend in part on third-party security measures to protect against unauthorized access, cyberattacks and the mishandling of data and information. In addition, failures to meet customers’ and hosts’ expectations with respect to security and confidentiality of their data and information could damage our reputation and affect our ability to retain customers and hosts, attract new customers and hosts and grow our business. In addition, a cybersecurity event could result in significant increases in costs, including costs for remediating the effects of such an event, lost revenue due to network downtime, and a decrease in customer, host and user trust, increases in insurance premiums due to cybersecurity incidents, increased costs to address cybersecurity issues and attempts to prevent future incidents, and harm to our business and our reputation because of any such incident.

Many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of personal data. In addition, some of our customers require us to notify them of data security breaches. Security compromises experienced by our competitors, by our customers or by us may lead to public disclosures, which may lead to widespread negative publicity. In addition, we have a high concentration of research and development personnel in China, which could expose us to market scrutiny regarding the integrity of our solution or data security features. Any security compromise in our industry, whether actual or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures, negatively affect our ability to attract new customers and hosts, cause existing customers to elect not to renew their subscriptions or subject us to third-party lawsuits, regulatory fines or other action or liability, which could harm our business.

There can be no assurance that any limitations of liability provisions in our subscription agreements would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing general liability insurance coverage and coverage for cyber liability or errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, would harm our business.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our base of users will be impaired and our business will be harmed.

We believe that our brand identity and awareness have contributed to our success and have helped fuel our efficient go-to-market strategy. We connect people through frictionless video, voice, chat and content sharing. We also believe that maintaining and enhancing the Zoom brand is critical to expanding our base of customers, hosts and users and, in particular, conveying to users and the public that the Zoom brand consists of a broad communications platform, rather than just one distinct product. For example, if users incorrectly view the Zoom brand primarily as a video conferencing point solution or utility rather than as a platform with multiple communications solutions, then our market position may be detrimentally impacted at such time as a competitor introduces a new or better product. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Any unfavorable publicity or perception of our platform or the providers of communication and collaboration technologies generally could adversely affect our reputation and our ability to attract and retain hosts. If we fail to promote and maintain the Zoom brand, including consumer and public perception of our platform, or if we incur excessive expenses in this effort, our business will be harmed.

We have a history of net losses, and we expect to increase our expenses in the future, which could prevent us from achieving or maintaining profitability.

Although we generated net income of $7.6 million for the fiscal year ended January 31, 2019, we have incurred net losses in the past, including a net loss of $3.8 million for the fiscal year ended January 31, 2018, and could incur net losses in the future. We intend to continue to expend significant funds to expand our direct sales force and marketing efforts to attract new customers and hosts, to develop and enhance our products and for general corporate purposes, including operations, hiring additional personnel, upgrading our infrastructure and expanding into new geographical markets. To the extent we are successful in increasing our user base, we may also incur increased losses because, other than sales commissions, the costs associated with acquiring customers and hosts are generally incurred up front, while the subscription revenue is generally recognized ratably over the subscription term, which can be monthly, annual or on a multi-year basis. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including as a result of the other risks described herein, and unforeseen expenses, difficulties, complications, delays and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and Class A common stock may significantly decrease. Furthermore, it is difficult to predict the size and growth rate of our market, customer demand for our platform, user adoption and renewal of our platform, the entry of competitive products and services, or the success of existing competitive products and services. As a result, we may not achieve or maintain profitability in future periods. If we fail to grow our revenue sufficiently to keep pace with our investments and other expenses, our business would be harmed.

We may not successfully manage our growth or plan for future growth.

Since our founding in 2011, we have experienced rapid growth. For example, our headcount has grown to 1,702 full-time employees as of January 31, 2019, with employees located both in the United States and internationally. The growth and expansion of our business places a continuous, significant strain on our management, operational and financial resources. Further growth of our operations to support our user base, our expanding third-party relationships, our information technology systems and our internal controls and procedures may not be adequate to support our operations. In addition, as we continue to grow, we face challenges of integrating, developing and motivating a rapidly growing employee base in various countries around the world. Certain members of our management have not previously worked together for an extended period of time, and some do not have experience managing a public company, which may affect how they manage our growth. Managing our growth will also require significant expenditures and allocation of valuable management resources.

In addition, our rapid growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business would be harmed.

Our ability to sell subscriptions to our platform could be harmed by real or perceived material defects or errors in our platform.

The software technology underlying our platform is inherently complex and may contain material defects or errors, particularly when new products are first introduced or when new features or capabilities are released. We have from time to time found defects or errors in our platform, and new defects or errors in our existing platform or new products may be detected in the future by us or our users. There can be no assurance that our existing platform and new products will not contain defects. Any real or perceived errors, failures, vulnerabilities, or bugs in our platform could result in negative publicity or lead to data security, access, retention or other performance issues, all of which could harm our business. The costs incurred in correcting such defects or errors may be substantial and could harm our business. Moreover, the harm to our reputation and legal liability related to such defects or errors may be substantial and would harm our business.

We also utilize hardware purchased or leased and software and services licensed from third parties to offer our platform. Any defects in, or unavailability of, our or third-party hardware, software or services that cause interruptions to the availability of our services, loss of data or performance issues could, among other things:

•	cause a reduction in revenue or delay in market acceptance of our platform;

•	require us to issue refunds to our customers or expose us to claims for damages;

•	cause us to lose existing hosts and make it more difficult to attract new customers and hosts;

•	divert our development resources or require us to make extensive changes to our platform, which would increase our expenses;

•	increase our technical support costs; and

•	harm our reputation and brand.

If we were to lose the services of our Chief Executive Officer or other members of our senior management team, we may not be able to execute our business strategy.

Our success depends in a large part upon the continued service of key members of our senior management team. In particular, our founder, President and Chief Executive Officer, Eric S. Yuan, is critical to our overall management, as well as the continued development of our products, services, the Zoom platform, our culture, our strategic direction, engineering and our operations in China. All of our executive officers are at-will employees, and we do not maintain any key person life insurance policies. The loss of any member of our senior management team would harm our business.

The failure to attract and retain additional qualified personnel or to maintain our happiness-centric company culture could harm our business and culture and prevent us from executing our business strategy.

To execute our business strategy, we must attract and retain highly qualified personnel. Competition for executives, software developers, sales personnel and other key employees in our industry is intense. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing and managing software for communication and collaboration technologies, as well as for skilled sales and operations professionals. At times, we have experienced, and we may continue to experience, difficulty in hiring and retaining employees with appropriate qualifications, and we may not be able to fill positions. For example, our former Head of Worldwide Sales recently transitioned from this position and as one of our executive officers to a corporate strategy role with us, and while he will continue to be a key contributor, we will need to spend significant resources on recruiting a new Head of Worldwide Sales or role with similar responsibility. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business could be harmed.

Many of the companies with which we compete for experienced personnel have greater resources than we have, and some of these companies may offer greater compensation packages. Particularly in the San Francisco Bay Area, job candidates and existing employees carefully consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, or if the mix of equity and cash compensation that we offer is unattractive, it may adversely affect our ability to recruit and retain highly skilled employees. Job candidates may also be threatened with legal action under agreements with their existing employers if we attempt to hire them, which could impact hiring and result in a diversion of our time and resources. Additionally, laws and regulations, such as restrictive immigration laws, may limit our ability to recruit internationally. We must also continue to retain and motivate existing employees through our compensation practices, company culture and career development opportunities. If we fail to attract new personnel or to retain our current personnel, our business would be harmed.

We believe that a critical component to our success and our ability to retain our best people is our culture. As we continue to grow and develop a public company infrastructure, we may find it difficult to maintain our happiness-centric company culture. Transparency is also an important part of our culture, and one that we practice every day. As we continue to grow, maintaining this culture of transparency will present its own challenges that we will need to address, including the type of information and level of detail that we share with our employees. For example, we were recently informed of a personal relationship involving our Chief Financial Officer and an individual with whom she worked, while they were both at her prior employer. After reviewing the facts and circumstances of the situation, we confirmed that our Chief Financial Officer can and should continue to serve in her role. However, these are the types of situations that will continue to challenge our culture of transparency, especially as we become a public company and operate under the rules and responsibilities to which public companies are subject.

In addition, many of our employees may be able to receive significant proceeds from sales of our equity in the public markets after our initial public offering, which may reduce their motivation to continue to work for us. Moreover, this offering could create disparities in wealth among our employees, which may harm our culture and relations among employees and our business.

We are continuing to expand our operations outside the United States, where we may be subject to increased business and economic risks that could harm our business.

We have customers in over 180 countries, and 18% of our revenue in the fiscal year ended January 31, 2019 was generated from customers in APAC and EMEA. In fiscal 2018, we established a physical sales presence in Australia and the United Kingdom. Additionally, as of January 31, 2019, we had five additional international sales locations, and we plan to add local sales support in further select international markets over time. We also operate research and development centers in China, employing over 500 employees as of January 31, 2019. We expect to continue to expand our international operations, which may include opening offices in new jurisdictions and providing our platform in additional languages. Any new markets or countries into which we attempt to sell subscriptions to our platform may not be receptive. For example, we may not be able to expand further in some markets if we are not able to satisfy certain government- and industry-specific requirements. In addition, our ability to manage our business and conduct our operations internationally in the future may require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. Future international expansion will require investment of significant funds and other resources. Operating internationally subjects us to new risks and may increase risks that we currently face, including risks associated with:

•	recruiting and retaining talented and capable employees outside the United States and maintaining our company culture across all of our offices;

•

providing our platform and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platform and features to ensure that they are culturally appropriate and relevant in different countries;

•

compliance with applicable international laws and regulations, including laws and regulations with respect to privacy, telecommunications requirements, data protection, consumer protection and unsolicited email, and the risk of penalties to us and individual members of management or employees if our practices are deemed to be out of compliance;

•	management of an employee base in jurisdictions that may not give us the same employment and retention flexibility as does the United States;

•

operating in jurisdictions that do not protect intellectual property rights to the same extent as does the United States and the practical enforcement of such intellectual property rights outside of the United States;

•

foreign government interference with our non-core intellectual property that resides outside of the United States, such as the risk of changes in foreign laws that could restrict our ability to use our intellectual property outside of the foreign jurisdiction in which we developed it;

•	integration with partners outside of the United States;

•

compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory limitations on our ability to provide our platform in certain international markets;

•

foreign exchange controls that might require significant lead time in setting up operations in certain geographic territories and might prevent us from repatriating cash earned outside the United States;

•	political and economic instability;

•	changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes and other trade barriers;

•	generally longer payment cycles and greater difficulty in collecting accounts receivable;

•

double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and

•	higher costs of doing business internationally, including increased accounting, travel, infrastructure and legal compliance costs.

Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business in international jurisdictions. We may be unable to keep current with changes in laws and regulations as they occur. Although we have implemented policies and procedures designed to support compliance with these laws and regulations, there can be no assurance that we will always maintain compliance or that all of our employees, contractors, partners and agents will comply. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, we may need to relocate or cease operations in certain foreign jurisdictions. For example, our product development team is largely based in China, where personnel costs are less expensive than in many other jurisdictions. If we had to relocate our product development team from China to another jurisdiction, we could experience, among other things, higher operating expenses, which would adversely impact our operating margins and harm our business. In addition, we would need to spend considerable time and effort recruiting a new product development team, which would distract management and adversely impact our ability to continue improving our platform’s features and functionality.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations may vary significantly in the future, and period-to-period comparisons of our results of operations may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly results may negatively impact the value of our securities. Factors that may cause fluctuations in our quarterly results of operations include, without limitation, those listed below:

•	our ability to retain and upgrade customers to higher-priced tiers of Zoom Meeting plans;

•	our ability to attract new hosts and upgrade hosts that subscribe to our free Zoom Meeting plan to one of our paid Zoom Meeting plans;

•	our ability to hire and retain employees, in particular those responsible for the selling or marketing of our platform;

•

our ability to develop and retain talented sales personnel who are able to achieve desired productivity levels in a reasonable period of time and provide sales leadership in areas in which we are expanding our sales and marketing efforts;

•	changes in the way we organize and compensate our sales teams;

•	the timing of expenses and recognition of revenue;

•	increased sales to large organizations;

•	the length of sales cycles;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure, as well as international expansion and entry into operating leases;

•	timing and effectiveness of new sales and marketing initiatives;

•	changes in our pricing policies or those of our competitors;

•	the timing and success of new products, features and functionality by us or our competitors;

•	interruptions or delays in our service, network outages, or actual or perceived privacy or security breaches;

•	changes in the competitive dynamics of our industry, including consolidation among competitors;

•	changes in laws and regulations that impact our business;

•	any large indemnification payments to our users or other third parties;

•	the timing of expenses related to any future acquisitions; and

•	general economic and market conditions.

We recognize revenue from subscriptions to our platform over the terms of these subscriptions. Consequently, increases or decreases in new sales may not be immediately reflected in our results of operations and may be difficult to discern.

We recognize revenue from subscriptions to our platform over the terms of these subscriptions. As a result, a portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter may have a small impact on the revenue that we recognize for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and potential changes in our pricing policies or rate of customer expansion or retention may not be fully reflected in our results of operations until future periods. In addition, a significant portion of our costs are expensed as incurred, while revenue is recognized over the term of the subscription. As a result, growth in the number of new customers and hosts could continue to result in our recognition of higher costs and lower revenue in the earlier periods of our subscriptions. Finally, our subscription-based revenue model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers or from existing customers that increase their use of our platform or upgrade to a higher-priced tier of Zoom Meeting plan must be recognized over the applicable subscription term.

Any failure to offer high-quality support for our customers and hosts may harm our relationships with our customers and hosts and, consequently, our business.

We have designed our platform to be easy to adopt and use with minimal to no support necessary. However, if we experience increased user demand for support, we may face increased costs that may harm our results of operations. In addition, as we continue to grow our operations and support our global user base, we need to be able to continue to provide efficient support that meets our customers and hosts’ needs globally at scale. Customers and hosts receive additional support features, and the number of our hosts has grown significantly, which will put additional pressure on our support organization. If we are unable to provide efficient user support globally at scale or if we need to hire additional support personnel, our business may be harmed. Our new customer and host signups are highly dependent on our business reputation and on positive recommendations from our existing customers and hosts. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support for our customers and hosts, would harm our business.

Our actual or perceived failure to comply with privacy, data protection and information security laws, regulations, and obligations could harm our business.

We receive, store, process and use personal information and other user content. There are numerous federal, state, local and international laws and regulations regarding privacy, data protection, information security and the storing, sharing, use, processing, transfer, disclosure and protection of personal information and other content, the scope of which is changing, subject to differing interpretations and may be inconsistent among countries, or conflict with other rules. We are also subject to the terms of our privacy policies and obligations to third parties related to privacy, data protection and information security. We strive to comply with applicable laws, regulations, policies and other legal obligations relating to privacy, data protection and information security to the extent possible. However, the regulatory framework for privacy and data protection worldwide is, and is likely to remain, uncertain for the foreseeable future, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices.

We also expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. For example, in May 2018, the General Data Protection Regulation (GDPR) went into effect in the European Union (EU). The GDPR imposed more stringent data protection requirements and provides greater penalties for noncompliance than previous data protection laws, including potential penalties of up to €20 million or 4% of annual global revenues. Further, following a referendum in June 2016 in which voters in the United Kingdom approved an exit from the EU, the United Kingdom government has initiated a process to leave the EU, known as Brexit. Brexit has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, although the United Kingdom enacted a Data Protection Act in May 2018 that is designed to be consistent with the GDPR, uncertainty remains regarding how data transfers to and from the United Kingdom will be regulated. Additionally, although we have self-certified under the U.S.-EU and U.S.-Swiss Privacy Shield Frameworks with regard to our transfer of certain personal data from the EU and Switzerland to the United States, some regulatory uncertainty remains surrounding the future of data transfers from the EU and Switzerland to the United States, and we are monitoring regulatory developments in this area. California also recently enacted legislation, the California Consumer Privacy Act of 2018 (CCPA), that will afford consumers expanded privacy protections when it goes into effect on January 1, 2020. The CCPA was recently amended, and it is possible that it will be amended again before it goes into effect. The potential effects of this legislation are far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. For example, the CCPA gives California residents expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation.

With laws and regulations such as the GDPR in the EU and the CCPA in the United States imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Any failure or perceived failure by us to comply with our privacy policies, our privacy-, data protection- or information security-related obligations to users or other third parties or any of our other legal obligations relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others, and could result in significant liability or cause our users to lose trust in us, which could have an adverse effect on our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform.

Additionally, if third parties we work with, such as vendors or developers, violate applicable laws or regulations or our policies, such violations may also put our users’ content at risk and could in turn have an adverse effect on our business. Any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of our users’ content, or regarding the manner in which the express or implied consent of users for the collection, use, retention or disclosure of such content is obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process user data or develop new services and features.

Our results of operations may be harmed if we are required to collect sales or other related taxes for our subscription services in jurisdictions where we have not historically done so.

We collect sales tax in a number of jurisdictions. One or more states or countries may seek to impose incremental or new sales, use, or other tax collection obligations on us. A successful assertion by a state, country or other jurisdiction that we should have been or should be collecting additional sales, use, or other taxes could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential customers from subscribing to our platform due to the incremental cost of any such sales or other related taxes, or otherwise harm our business.

We may be subject to liabilities on past sales for taxes, surcharges and fees.

We currently collect and remit applicable sales tax in jurisdictions where we, through our employees, have a presence and where we have determined, based on legal precedents in the jurisdiction, that sales of our platform are classified as taxable. We do not currently collect and remit other state and local excise, utility user and ad valorem taxes, fees or surcharges that may apply to our customers and hosts. We believe that we are not otherwise subject to, or required to collect, any additional taxes, fees or surcharges imposed by state and local jurisdictions because we do not have a sufficient physical presence or “nexus” in the relevant taxing jurisdiction or such taxes, fees, or surcharges do not apply to sales of our platform in the relevant taxing jurisdiction. However, there is uncertainty as to what constitutes sufficient physical presence or nexus for a state or local jurisdiction to levy taxes, fees and surcharges for sales made over the internet, and there is also uncertainty as to whether our characterization of our platform as not taxable in certain jurisdictions will be accepted by state and local taxing authorities. Additionally, we have not historically collected value-added tax (VAT) or goods and services tax (GST) on sales of our platform because we make all of our sales through our office in the United States, and we believe, based on information provided to us by our customers, that most of our sales are made to business customers.

Taxing authorities may challenge our position that we do not have sufficient nexus in a taxing jurisdiction or that our platform is not taxable in the jurisdiction and may decide to audit our business and operations with respect to sales, use, telecommunications, VAT, GST and other taxes, which could result in increased tax liabilities for us or our customers and hosts, which could harm our business.

The application of indirect taxes (such as sales and use tax, VAT, GST, business tax and gross receipt tax) to businesses that transact online, such as ours, is a complex and evolving area. Following the recent U.S. Supreme Court decision in South Dakota v. Wayfair, Inc., states are now free to levy taxes on sales of goods and services based on an “economic nexus,” regardless of whether the seller has a physical presence in the state. As a result, it may be necessary to reevaluate whether our activities give rise to sales, use and other indirect taxes as a result of any nexus in those states in which we are not currently registered to collect and remit taxes. Additionally, we may need to assess our potential tax collection and remittance liabilities based on existing economic nexus laws’ dollar and transaction thresholds. We continue to analyze our exposure for such taxes and liabilities and have accrued $8.9 million and $22.0 million for the fiscal years ended January 31, 2018 and 2019, respectively, for loss contingencies resulting from these potential taxes and liabilities. The application of existing, new, or future laws, whether in the U.S. or internationally, could harm our business. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our platform and associated products are subject to various restrictions under U.S. export control and sanctions laws and regulations, including the U.S. Department of Commerce’s Export Administration Regulations (EAR) and various economic and trade sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC). The U.S. export control laws and U.S. economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities, and also require authorization for the export of certain encryption items. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements and have enacted or could enact laws that could limit our ability to distribute our platform or could limit our hosts’ ability to implement our platform in those countries.

Although we take precautions to prevent our platform and associated products from being accessed or used in violation of such laws, we have inadvertently allowed our platform and associated products to be accessed or used by some customers in apparent violation of U.S. economic sanction laws. In addition, we may have inadvertently made our software products available to some customers, including users in embargoed or sanctioned countries, in apparent violation of the EAR. As a result, we have submitted initial and final voluntary self-disclosures concerning potential violations of U.S. sanctions and export control laws and regulations to OFAC and the U.S. Department of Commerce’s Bureau of Industry and Security. If we are found to be in violation of U.S. economic sanctions or export control laws, it could result in fines and penalties. We may also be adversely affected through other penalties, reputational harm, loss of access to certain markets or otherwise. While we are working to implement additional controls designed to prevent similar activity from occurring in the future, these controls may not be fully effective.

Changes in our platform, or changes in export, sanctions and import laws, may delay the introduction and sale of subscriptions to our platform in international markets, prevent our customers with international operations from using our platform or, in some cases, prevent the access or use of our platform to and from certain countries, governments, persons or entities altogether. Further, any change in export or import regulations, economic sanctions or related laws, shift in the enforcement or scope of existing regulations or change in the countries, governments, persons or technologies targeted by such regulations could result in decreased use of our platform or in our decreased ability to export or sell our platform to existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would likely harm our business.

We utilize our network of resellers to sell our products and services, and our failure to effectively develop, manage and maintain our indirect sales channels would harm our business.

Our future success depends on our continued ability to establish and maintain a network of channel relationships, and we expect that we will need to maintain and expand our network as we expand into international markets. A small portion of our revenue is derived from our network of sales agents and resellers, which we refer to collectively as resellers, many of which sell or may in the future decide to sell their own products and services or services from other communications solutions providers. Loss of or reduction in sales through these third parties could reduce our revenue. Our competitors may in some cases be effective in causing our reseller or potential reseller to favor their products and services or prevent or reduce sales of our products and services. Recruiting and retaining qualified resellers in our network and training them in our technology and product offerings requires significant time and resources. If we decide to further develop and expand our indirect sales channels, we must continue to scale and improve our processes and procedures to support these channels, including investment in systems and training. Many resellers may not be willing to invest the time and resources required to train their staff to effectively sell our platform. If we fail to maintain relationships with our resellers, fail to develop relationships with new resellers in new markets or expand the number of resellers in existing markets or fail to manage, train, or provide appropriate incentives to our existing resellers, our ability to increase the number of new customers and hosts and increase sales to existing customers could be adversely impacted, which would harm our business.

Our results of operations, which are reported in U.S. dollars, could be adversely affected if currency exchange rates fluctuate substantially in the future.

We sell to customers globally and have international operations primarily in Australia, China and the United Kingdom. As we continue to expand our international operations, we will become more exposed to the effects of fluctuations in currency exchange rates. Although the majority of our cash generated from revenue is denominated in U.S. dollars, a small amount is denominated in foreign currencies, and our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations. For the fiscal year ended January 31, 2019, 6.4% of our revenue and 12.3% of our expenses were denominated in currencies other than U.S. dollars. Because we conduct business in currencies other than U.S. dollars but report our results of operations in U.S. dollars, we also face remeasurement exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could materially impact our results of operations. We do not currently maintain a program to hedge exposures to non-U.S. dollar currencies.

Our current products, as well as products, features and functionality that we may introduce in the future, may not be widely accepted by our customers and hosts or may receive negative attention or may require us to compensate or reimburse third parties, any of which may lower our margins and harm our business.

Our ability to engage, retain and increase our base of customers and hosts and to increase our revenue will depend on our ability to successfully create new products, features and functionality, both independently and together with third parties. We may introduce significant changes to our existing products or develop and introduce new and unproven products, including technologies with which we have little or no prior development or operating experience. These new products and updates may fail to engage, retain and increase our base of customers and hosts or may create lag in adoption of such new products. New products may initially suffer from performance and quality issues that may negatively impact our ability to market and sell such products to new and existing customers and hosts. The short- and long-term impact of any major change to our products, or the introduction of new products, is particularly difficult to predict. If new or enhanced products fail to engage, retain and increase our base of customers and hosts, we may fail to generate sufficient revenue, operating margin or other value to justify our investments in such products, any of which may harm our business in the short term, long term, or both.

In addition, our current products, as well as products, features and functionality that we may introduce in the future, may require us to compensate or reimburse third parties. For example, our new cloud phone system, Zoom Phone, is a private branch exchange phone solution that requires us to compensate carriers that operate the public switched telephone network. As a result, a portion of the payments that we will receive from customers that will use our Zoom Phone product will be allocated towards compensating these telephone carriers, which lowers our margins for Zoom Phone as compared to our other products. In addition, new products that we introduce in the future may similarly require us to compensate or reimburse third parties, all of which would lower our profit margins for any such new products. If this trend continues with our new and existing products, including Zoom Phone, it could harm our business.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Not every organization covered by our market opportunity estimates will necessarily buy video communications platforms at all, and some or many of those organizations may choose to continue using legacy communication methods or point solutions offered by our competitors. It is impossible to build every product feature that every customer or host wants, and our competitors may develop and offer features that our platform does not provide. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of the organizations covered by our market opportunity estimates will purchase our solutions at all or generate any particular level of revenue for us. Even if the market in which we compete meets the size estimates and growth forecasts in this prospectus, our business could fail to grow for a variety of reasons outside of our control, including competition in our industry. If any of these risks materialize, it could harm our business and prospects. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the section titled “Market and Industry Data.”

We may be subject to, or assist law enforcement with enforcement of, a variety of U.S. and international laws that could result in claims, increase the cost of operations or otherwise harm our business due to changes in the laws, changes in the interpretations of the laws, greater enforcement of the laws or investigations into compliance with the laws.

We may be subject to, or assist law enforcement with enforcement of, various laws, including those covering copyright, indecent content, child protection, consumer protection, telecommunications services, taxation and similar matters. There have been instances where improper or illegal content has been shared on our platform without our knowledge. As a service provider, we do not regularly monitor our platform to evaluate the legality of content shared on it. While to date we have not been subject to material legal or administrative actions as a result of this content, the laws in this area are currently in a state of flux and vary widely between jurisdictions. Accordingly, it may be possible that in the future we and our competitors may be subject to legal actions, along with the users who shared such content. In addition, regardless of any legal liability we may face, our reputation could be harmed should there be an incident generating extensive negative publicity about the content shared on our platform. Such publicity would harm our business.

We are also subject to consumer protection laws that may impact our sales and marketing efforts, including laws related to subscriptions, billing and auto-renewal. These laws, as well as any changes in these laws, could adversely affect our self-serve model and make it more difficult for us to retain and upgrade customers and attract new customers and hosts. Additionally, we have in the past, are currently and may from time to time in the future become the subject of inquiries and other actions by regulatory authorities as a result of our business practices, including our subscription, billing and auto-renewal policies. Consumer protection laws may be interpreted or applied by regulatory authorities in a manner that could require us to make changes to our operations or incur fines, penalties or settlement expenses, which may result in harm to our business.

Our platform depends on the ability of our customers, hosts and users to access the internet, and our platform has been blocked or restricted in some countries for various reasons. If we fail to anticipate developments in the law, or fail for any reason to comply with relevant law, our platform could be further blocked or restricted, and we could be exposed to significant liability that could harm our business.

We are also subject to various U.S. and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering or providing improper payments or benefits to officials and other recipients for improper purposes. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as we continue to expand our international presence, and any failure to comply with such laws could harm our business.

Zoom Phone is subject to U.S. federal and international regulation, and other products we may introduce in the future may also be subject to U.S. federal, state or international laws, rules and regulations. Any failure to comply with such laws, rules and regulations could harm our business and expose us to liability.

Federal Regulation

Our recently introduced product, Zoom Phone, is provided through our wholly owned subsidiary, Zoom Voice Communications, Inc., which is regulated by the FCC as an interconnected voice over internet protocol (VoIP) service provider. As a result, Zoom Phone is subject to existing or potential FCC regulations, including but not limited to regulations relating to privacy, disability access, porting of numbers, federal Universal Service Fund (USF), contributions and other regulatory assessments, emergency calling/Enhanced 911 (E-911) and law enforcement access. Congress or the FCC may expand the scope of Zoom Phone’s regulatory obligations at any time. In addition, FCC classification of Zoom Phone as a common carrier or telecommunications service could result in additional federal and state regulatory obligations. If we do not comply with any current or future state regulations that apply to our business, we could be subject to substantial fines and penalties, we may have to restructure our product offerings, exit certain markets or raise the price of our products, any of which could ultimately harm our business and results of operations. Any enforcement action by the FCC, which may be a public process, would hurt our reputation in the industry, possibly impair our ability to sell Zoom Phone to our customers and harm our business.

State Regulation

State telecommunications regulation of Zoom Phone is generally preempted by the FCC. However, states are allowed to assess state USF contributions, E-911 fees and other surcharges. A number of states require us to contribute to state USF and pay E-911 and other assessments and surcharges, while others are actively considering extending their programs to include the products we offer. We generally pass USF, E-911 fees and other surcharges through to our customers where we are permitted to do so, which may result in our products becoming more expensive. We expect that state public utility commissions will continue their attempts to apply state telecommunications regulations to services like Zoom Phone. If we do not comply with any current or future state regulations that apply to our business, we could be subject to substantial fines and penalties, we may have to restructure our product offerings, exit certain markets or raise the price of our products, any of which could harm our business.

International Regulation

As we expand internationally, we may be subject to telecommunications, consumer protection, privacy, data protection and other laws and regulations in the foreign countries where we offer our products. In the future, we intend to offer Zoom Phone internationally. If we do not comply with any current or future international regulations that apply to our business, we could be subject to substantial fines and penalties, we may have to restructure our product offerings, exit certain markets or raise the price of our products, any of which could harm our business.

We are currently, and may be in the future, party to intellectual property rights claims and other litigation matters, which, if resolved adversely, could harm our business.

We protect our intellectual property through patents, copyrights, trademarks, domain names and trade secrets and, from time to time, are subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. As we face increasing competition and gain an increasingly high profile, the possibility of intellectual property rights claims, commercial claims and other assertions against us grows. We have in the past been, are currently, and may from time to time in the future become, a party to litigation and disputes related to our intellectual property, our business practices and our platform. The costs of supporting litigation and dispute resolution proceedings are considerable, and there can be no assurances that a favorable outcome will be obtained. We may need to settle litigation and disputes on terms that are unfavorable to us, or we may be subject to an unfavorable judgment that may not be reversible upon appeal. The terms of any settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. Even if we were to prevail in such a litigation or dispute, it could be costly and time consuming and divert the attention of our management and key personnel from our business operations. During the course of any litigation or dispute, we may make announcements regarding the results of hearings and motions and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our Class A common stock may decline. With respect to any intellectual property rights claim, we may have to seek a license to continue practices found to be in violation of third-party rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such practices may not be available to us at all, and we may be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative, non-infringing technology or practices could require significant effort and expense. Our business could be harmed as a result.

Our failure to protect our intellectual property rights and proprietary information could diminish our brand and other intangible assets.

We primarily rely and expect to continue to rely on a combination of patent, patent licenses, trade secret and domain name protection, trademark and copyright laws, as well as confidentiality and license agreements with our employees, consultants and third parties, to protect our intellectual property and proprietary rights. In the United States and abroad, as of March 22, 2019, we have two issued patents and seven pending patent applications. We make business decisions about when to seek patent protection for a particular technology and when to rely upon copyright or trade secret protection, and the approach we select may ultimately prove to be inadequate. Even in cases where we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our products. In addition, we believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill. If we do not adequately protect our rights in our trademarks from infringement and unauthorized use, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. Third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge our proprietary rights, pending and future patent, trademark and copyright applications may not be approved, and we may not be able to prevent infringement without incurring substantial expense. We have also devoted substantial resources to the development of our proprietary technologies and related processes. In order to protect our proprietary technologies and processes, we rely in part on trade secret laws and confidentiality agreements with our employees, consultants and third parties. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, laws in certain jurisdictions may afford little or no trade secret protection, and any changes in, or unexpected interpretations of, the intellectual property laws in any country in which we operate may compromise our ability to enforce our intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. If the protection of our proprietary rights is inadequate to prevent use or appropriation by third parties, the value of our platform, brand and other intangible assets may be diminished, and competitors may be able to more effectively replicate our platform and its features. Any of these events would harm our business.

If we experience excessive fraudulent activity or cannot meet evolving credit card association merchant standards, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer and paid host base to decline significantly.

A large portion of our customers authorize us to bill their credit card accounts directly for our products. If customers pay for their subscriptions with stolen credit cards, we could incur substantial third-party vendor costs for which we may not be reimbursed. Further, our customers provide us with credit card billing information online or over the phone, and we do not review the physical credit cards used in these transactions, which increases our risk of exposure to fraudulent activity. We also incur charges, which we refer to as chargebacks, from the credit card companies for claims that the customer did not authorize the credit card transaction for our products, something that we have experienced in the past. If the number of claims of unauthorized credit card transactions becomes excessive, we could be assessed substantial fines for excess chargebacks, and we could lose the right to accept credit cards for payment. In addition, credit card issuers may change merchant standards, including data protection and documentation standards, required to utilize their services from time to time. If we fail to maintain compliance with current merchant standards or fail to meet new standards, the credit card associations could fine us or terminate their agreements with us, and we would be unable to accept credit cards as payment for our products. Our products may also be subject to fraudulent usage and schemes, including third parties accessing customer accounts or viewing and recording data from our communications solutions. These fraudulent activities can result in unauthorized access to customer accounts and data, unauthorized use of our products, and charges and expenses to customers for fraudulent usage. We may be required to pay for these charges and expenses with no reimbursement from the customer, and our reputation may be harmed if our products are subject to fraudulent usage. Although we implement multiple fraud prevention and detection controls, we cannot assure you that these controls will be adequate to protect against fraud. Substantial losses due to fraud or our inability to accept credit card payments would cause our customer base to significantly decrease and would harm our business.

Our business may be significantly impacted by a change in the economy, including any resulting effect on consumer or business spending.

Our business may be affected by changes in the economy generally, including any resulting effect on spending by our customers. While some of our customers may consider our platform to be a cost-saving purchase, decreasing the need for business travel, others may view a subscription to our platform as a discretionary purchase, and our customers may reduce their discretionary spending on our platform during an economic downturn. If an economic downturn were to occur, we may experience such a reduction in demand and loss of customers, especially in the event of a prolonged recessionary period.

Our business could be disrupted by catastrophic events.

Occurrence of any catastrophic event, including earthquake, fire, flood, tsunami or other weather event, power loss, telecommunications failure, software or hardware malfunctions, cyber-attack, war or terrorist attack, could result in lengthy interruptions in our service. In particular, our U.S. headquarters and some of the data centers we utilize are located in the San Francisco Bay Area, a region known for seismic activity, and our insurance coverage may not compensate us for losses that may occur in the event of an earthquake or other significant natural disaster. In addition, acts of terrorism could cause disruptions to the internet or the economy as a whole. Even with our disaster recovery arrangements, our service could be interrupted. If our systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver products to our users would be impaired, or we could lose critical data. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be harmed.

We may have exposure to greater than anticipated tax liabilities, which could harm our business.

While to date we have not incurred significant income taxes in operating our business, we are subject to income taxes in the United States and various jurisdictions outside of the United States. Our effective tax rate could fluctuate due to changes in the proportion of our earnings and losses in countries with differing statutory tax rates. Our tax expense could also be impacted by changes in non-deductible expenses, changes in excess tax benefits of stock-based compensation, changes in the valuation of, or our ability to use, deferred tax assets and liabilities, the applicability of withholding taxes and effects from acquisitions.

The provision for taxes on our financial statements could also be impacted by changes in accounting principles, changes in U.S. federal, state or international tax laws applicable to corporate multinationals such as the recent legislation enacted in Australia, the United Kingdom and the United States, other fundamental changes in law currently being considered by many countries and changes in taxing jurisdictions’ administrative interpretations, decisions, policies and positions.

We are subject to review and audit by U.S. federal, state, local and foreign tax authorities. Such tax authorities may disagree with tax positions we take, and if any such tax authority were to successfully challenge any such position, our business could be harmed. We may also be subject to additional tax liabilities due to changes in non-income based taxes resulting from changes in federal, state or international tax laws, changes in taxing jurisdictions’ administrative interpretations, decisions, policies and positions, results of tax examinations, settlements or judicial decisions, changes in accounting principles, changes to our business operations, including acquisitions, as well as the evaluation of new information that results in a change to a tax position taken in a prior period.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of January 31, 2019, we had $26.9 million of U.S. federal and $10.7 million of state net operating loss carryforwards available to reduce future taxable income, which will begin to expire in 2032 for federal and 2027 for state tax purposes. It is possible that we will not generate taxable income in time to use these net operating loss carryforwards before their expiration or at all. Under legislative changes made in December 2017, U.S. federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such net operating losses is limited. It is uncertain if and to what extent various states will conform to the newly enacted federal tax law. In addition, the federal and state net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended (the Code), respectively, and similar provisions of state law. Under those sections of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We have completed a Section 382 calculation and have determined that none of the operating losses will expire solely due to Section 382 limitation(s). However, we may experience ownership changes as a result of this offering or in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our net operating loss carryforwards and tax credits is materially limited, it would harm our business by effectively increasing our future tax obligations.

Our reported results of operations may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (FASB), the Securities and Exchange Commission (SEC) and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. For example, we recently adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of February 1, 2017, utilizing the full retrospective method of adoption. The adoption of ASC 606 impacted the timing and manner in which we report our revenue and expenses, especially with respect to our sales commissions. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for more information. It is also difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could harm our business.

We may need additional capital, and we cannot be certain that additional financing will be available on favorable terms, or at all.

Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. Although we currently anticipate that our existing cash and cash equivalents and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity or equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our Class A common stock, and our stockholders may experience dilution.

Our use of third-party open source software could negatively affect our ability to offer and sell subscriptions to our platform and subject us to possible litigation.

A portion of the technologies we use incorporates third-party open source software, and we may incorporate third-party open source software in the future. Open source software is generally licensed by its authors or other third parties under open source licenses. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and requesting compliance with the open source software license terms. Accordingly, we may be subject to suits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with the applicable open source licensing terms. Some open source software licenses require end-users who use, distribute or make available across a network software and services that include open source software to offer aspects of the technology that incorporates the open source software for no cost. We may also be required to make publicly available source code (which in some circumstances could include valuable proprietary code) for modifications or derivative works we create based upon, incorporating or using the open source software and/or to license such modifications or derivative works under the terms of the particular open source license. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification of our licensed software. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable proprietary source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the terms of their licenses, including claims of intellectual property rights infringement or for breach of contract. Furthermore, there exists today an increasing number of types of open source software licenses, almost none of which have been tested in courts of law to provide guidance of their proper legal interpretations. If we were to receive a claim of non-compliance with the terms of any of these open source licenses, we may be required to publically release certain portions of our proprietary source code. We could also be required to expend substantial time and resources to re-engineer some of our software. Any of the foregoing could disrupt and harm our business.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could harm our business and could help our competitors develop products and services that are similar to or better than ours.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act) and the rules and regulations of the applicable listing standards of The Nasdaq Stock Market. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. For example, we will need to implement new revenue recognition modules into our existing enterprise resource planning system to facilitate the preparation of our financial statements under ASC 606. We will also be required to adopt ASU 2016-02, Leases (Topic 842), which requires, among other things, lessees to recognize most leases on-balance sheet via a right of use asset and lease liability, beginning February 1, 2019. We have limited experience with implementing the systems and controls that will be necessary to operate as a public company, as well as adopting changes in accounting principles or interpretations mandated by the relevant regulatory bodies. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The Nasdaq Stock Market. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until our first annual report filed with the SEC where we are an accelerated filer or a large accelerated filer. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business and could cause a decline in the trading price of our Class A common stock.

We may acquire other businesses or receive offers to be acquired, which could require significant management attention, disrupt our business or dilute stockholder value.

We may in the future make acquisitions of other companies, products and technologies. We have limited experience in acquisitions. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by users, developers or investors. In addition, we may not be able to integrate acquired businesses successfully or effectively manage the combined company following an acquisition. If we fail to successfully integrate our acquisitions, or the people or technologies associated with those acquisitions, into our company, the results of operations of the combined company could be adversely affected. Any integration process will require significant time and resources, require significant attention from management and disrupt the ordinary functioning of our business, and we may not be able to manage the process successfully, which could harm our business. In addition, we may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges.

We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock. The sale of equity to finance any such acquisitions could result in dilution to our stockholders. If we incur more debt, it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to flexibly operate our business.

Risks Related to Ownership of Our Class A Common Stock

An active trading market for our Class A common stock may never develop or be sustained.

We have been approved to list our Class A common stock on The Nasdaq Global Select Market under the symbol “ZM.” However, we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class A common stock will develop or be maintained, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares.

The trading price of our Class A common stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our Class A common stock. The initial public offering price of our Class A common stock was determined through negotiation between us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering. In addition, the trading price of our Class A common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock as you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the trading prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our Class A common stock by us or our stockholders;

•

failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

•	announcements by us or our competitors of new products, features, or services;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses, products, services or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and in the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

The dual class structure of our common stock as contained in our amended and restated certificate of incorporation has the effect of concentrating voting control with those stockholders who held our stock prior to this offering and the concurrent private placement, including our executive officers, employees and directors and their affiliates, limiting your ability to influence corporate matters.

Our Class B common stock has 10 votes per share, and our Class A common stock, which is the stock we are offering in this initial public offering and the concurrent private placement, has one vote per share. The holders of our outstanding Class B common stock will hold 98.9% of the voting power of our outstanding capital stock following this offering and the concurrent private placement, with our directors, executive officers and 5% stockholders and their respective affiliates holding 64.3% of such voting power in the aggregate. Our founder, President and Chief Executive Officer, Eric S. Yuan, will hold approximately 18.9% of our outstanding capital stock but will control approximately 20.7% of the voting power of our outstanding capital stock following the completion of this offering and the concurrent private placement. Therefore, these holders will have significant influence over our management and affairs and over all matters requiring stockholder approval, including election of directors and significant corporate transactions, such as a merger or other sale of Zoom or our assets, for the foreseeable future. Each share of Class B common stock will be automatically converted into one share of Class A common stock upon the earliest of (i) the date that is six months following the death or incapacity of Mr. Yuan, (ii) the date that is six months following the date that Mr. Yuan is no longer providing services to us or his employment is terminated for cause, (iii) the date specified by the holders of a majority of the then outstanding shares of Class B common stock, voting as a separate class, and (iv) the 15-year anniversary of the closing of our initial public offering.

In addition, the holders of Class B common stock collectively will continue to be able to control all matters submitted to our stockholders for approval even if their stock holdings represent less than a majority of the outstanding shares of our common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common stock could be adversely affected.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. If, for example, Mr. Yuan retains a significant portion of his holdings of Class B common stock for an extended period of time, he could, in the future, control a majority of the combined voting power of our Class A and Class B common stock. As a board member, Mr. Yuan owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, even a controlling stockholder, Mr. Yuan is entitled to vote his shares in his own interests, which may not always be in the interests of our stockholders generally.

In addition, in July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. These policies are new, and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations or depress our trading volume compared to those of other similar companies that are included.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution in the book value of your investment.

The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A and Class B common stock outstanding immediately following the completion of this offering. Therefore, if you purchase shares of our Class A common stock in this offering at the initial public offering price of $30.00 per share, the midpoint of the price range set forth on the cover of this prospectus, you will experience immediate dilution of $27.79 per share, the difference between the price per share you pay for our Class A common stock and its pro forma net tangible book value per share as of January 31, 2019, after giving effect to the issuance of shares of our Class A common stock in this offering and the concurrent private placement. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of Class B common stock. In addition, we have issued options to acquire our Class B common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors purchasing our Class A common stock in this offering. In addition, if the underwriters exercise their option to purchase additional shares or if we issue additional equity securities, you will experience additional dilution.

Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to decline.

We may issue additional securities following the completion of this offering. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell Class A common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our Class A common stock.

We will have broad discretion in the use of net proceeds from this offering and the concurrent private placement and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering and the concurrent private placement. Our management will have broad discretion over the use of net proceeds from this offering and the concurrent private placement, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Investors may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. Because of the number and variability of factors that will determine our use of the net proceeds from this offering and the concurrent private placement, their ultimate use may vary substantially from their currently intended use. Our failure to apply the net proceeds of this offering and the concurrent private placement effectively could impair our ability to pursue our growth strategy or could require us to raise additional capital.

Substantial future sales of shares of our Class A common stock and Class B common stock could cause the market price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock and Class B common stock (after automatically converting to Class A common stock) in the public market following the completion of this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A common stock.

Based on shares outstanding as of January 31, 2019, upon the completion of this offering, we will have outstanding a total of 24,710,191 shares of Class A common stock and 233,215,147 shares of Class B common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options, other than 214,027 shares to be issued upon the exercise of options to purchase Class B common stock by certain selling stockholders and sold in this offering, after giving effect to the conversion of all outstanding shares of our preferred stock into shares of Class B common stock immediately upon the completion of this offering and after giving effect to the conversion of 9,992,119 shares of Class B common stock into Class A common stock upon the sale of such shares by the selling stockholders. Of these shares, only the shares of Class A common stock sold in this offering will be freely tradable, without restriction, in the public market immediately after the offering and the concurrent private placement. All of our executive officers and directors and the holders of substantially all the shares of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us or have entered or will enter into lock-up agreements with the underwriters that restrict their ability to transfer shares of our capital stock during the period ending on, and including, the 180th day after the date of this prospectus, subject to specified exceptions. We refer to such period as the lock-up period. We and the underwriters may permit certain stockholders who are subject to these market standoff agreements or lock-up agreements to sell shares prior to the expiration of the lock-up period. After the end of the lock-up period, all shares of Class A and Class B common stock outstanding as of March 31, 2019 will become eligible for sale, of which 83,997,440 shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (the Securities Act) and various vesting agreements.

In addition, as of January 31, 2019, there were 35,064,465 shares of Class B common stock subject to outstanding options. We intend to register all of the shares of Class A common stock issuable upon conversion of the shares of Class B common stock issuable upon exercise of outstanding options and upon exercise or settlement of any options or other equity incentives we may grant in the future for public resale under the Securities Act. Accordingly, these shares will become eligible for sale in the public market to the extent such options are exercised, subject to the lock-up agreements described above and compliance with applicable securities laws.

As of January 31, 2019, holders of 156,171,668 shares of our Class B common stock, including shares issuable upon the conversion of outstanding shares of preferred stock, have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file on our behalf or for other stockholders. See “Shares Eligible for Future Sale” and “Underwriters.”

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management or hinder efforts to acquire a controlling interest in us, and the market price of our Class A common stock may be lower as a result.

There are provisions in our certificate of incorporation and bylaws, as they will be in effect following this offering, that may make it difficult for a third party to acquire, or attempt to acquire, control of Zoom, even if a change in control was considered favorable by our stockholders.

Our charter documents will also contain other provisions that could have an anti-takeover effect, such as:

•	establishing a classified board of directors so that not all members of our board of directors are elected at one time;

•	permitting the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	providing that directors may only be removed for cause;

•	prohibiting cumulative voting for directors;

•	requiring super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorizing the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	eliminating the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders; and

•	our dual class common stock structure as described above.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our certificate of incorporation or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for certain disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, or the certificate of incorporation or the amended and restated bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations. For example, the Court of Chancery of the State of Delaware recently determined that the exclusive forum provision of federal district courts of the United States of America for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. However, this decision may be reviewed and ultimately overturned by the Delaware Supreme Court. If this ultimate adjudication were to occur, we would enforce the federal district court exclusive forum provision in our amended and restated certificate of incorporation.

Our Class A common stock market price and trading volume could decline if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price and trading volume of our Class A common stock to decline.

We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the United States, which may harm our business.

As a public company listed in the United States, we will incur significant additional legal, accounting and other expenses. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and The Nasdaq Stock Market, may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts, we fail to comply with new laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events would also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

We are an “emerging growth company,” and we intend to comply only with reduced disclosure requirements applicable to emerging growth companies. As a result, our Class A common stock could be less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, and for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of over $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock held by non-affiliates exceeds $700 million as of the prior July 31 and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. If some investors find our Class A common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, stockholders must rely on sales of their Class A common stock after price appreciation as the only way to realize any future gains on their investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, including our statements regarding the benefits and timing of the roll-out of new technology, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that such information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET AND INDUSTRY DATA

This prospectus contains estimates and information concerning our industry, including market position and the size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

Certain information in the text of this prospectus is contained in independent industry publications. The source of these independent industry publications is provided below:

•	Forbes Media LLC, The Connected Culture: Unleashing the Power of Video in Everyday Collaboration, October 30, 2017 (commissioned by us).

•	Forrester, Information Worker Population estimate 2018 Commissioned by Morgan Stanley, March 29, 2019.

•	G2 Crowd, 2018 Momentum Report for Video Conferencing, 2018.

•	Gartner, Magic Quadrant for Meeting Solutions, September 4, 2018.

•	Gartner Peer Insights: https://www.gartner.com/reviews/market/meeting-solutions-web-conferencing/vendor/zoom.

•	International Data Corporation (IDC), Worldwide Unified Communications and Collaboration Forecast, 2018-2022, May 2018.

•	Salesforce Research, State of IT, April 26, 2017.

•	TrustRadius, Announcing the Top Rated Web Conferencing Software for 2019, February 6, 2019.

The Gartner reports described herein (the Gartner Reports) represent research opinions or viewpoints published as part of a syndicated subscription service by Gartner, Inc. (Gartner), and are not representations of fact. Each Gartner Report speaks as of its respective original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Gartner Peer Insights Customers’ Choice constitute the subjective opinions of individual end-user reviews, ratings, and data applied against a documented methodology; they neither represent the views of, nor constitute an endorsement by, Gartner or its affiliates.

Information contained on or accessible through the website referenced above is not a part of this prospectus and the inclusion of the website address referenced above in this prospectus is an inactive textual reference only.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our Class A common stock that we are offering and the concurrent private placement will be approximately $403.9 million (or approximately $492.6 million if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $30.00 per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated expenses related to the offering and the concurrent private placement. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $30.00 per share of Class A common stock would increase (decrease) the net proceeds to us from this offering and the concurrent private placement by approximately $10.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering and the concurrent private placement by approximately $28.4 million, assuming the assumed initial public offering price of $30.00 per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock. We currently intend to use the net proceeds we receive from this offering and the concurrent private placement for general corporate purposes, including working capital, operating expenses and capital expenditures. We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering and the concurrent private placement. We may also use a portion of the net proceeds for acquisitions or strategic investments in complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any such acquisitions or investments at this time. We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering and the concurrent private placement that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, we may enter into agreements in the future that could contain restrictions on payments of cash dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and our capitalization as of January 31, 2019 as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the automatic conversion of all outstanding shares of our convertible preferred stock as of January 31, 2019 into 152,665,804 shares of Class B common stock immediately prior to the completion of this offering, (2) the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering, and (3) the issuance of 507,293 shares of Class A common stock upon conversion of outstanding convertible promissory notes assuming a conversion date of January 31, 2019 at an assumed initial public offering price of $30.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, in the principal amount of $15.0 million plus accrued interest upon the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to (1) the pro forma items described immediately above, (2) our issuance and sale of 10,877,446 shares of Class A common stock in this offering and the concurrent private placement at an assumed initial public offering price of $30.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated expenses related to the offering and the concurrent private placement payable by us, and (3) the conversion of 9,778,092 shares of our Class B common stock held by certain selling stockholders into an equivalent number of our Class A common stock upon the sale by the selling stockholders in this offering, as well as the issuance of 214,027 shares of our Class B common stock and the subsequent conversion of such shares into an equivalent number of shares of our Class A common stock upon the exercise of options held by certain selling stockholders in connection with the sale of such shares by such selling stockholders in this offering.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of January 31, 2019
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per share data)
Cash, cash equivalents and marketable securities	$176,401	$176,401	$581,341

Convertible promissory notes and derivatives, net	15,219	—	—
Convertible preferred stock, $0.001 par value per share; 158,104,540 shares authorized; 152,665,804 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	159,552	—	—
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value per share: no shares authorized, issued or outstanding, actual; 200,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Class A common stock, $0.001 par value per share; 320,000,000 shares authorized, no shares issued and outstanding, actual; 2,000,000,000 shares authorized, 507,293 shares issued and outstanding, pro forma; 2,000,000,000 shares authorized, 24,710,191 shares issued and outstanding, pro forma as adjusted	—	1	25
Class B common stock, $0.001 par value per share, 300,000,000 shares authorized, 90,327,435 shares issued and outstanding, actual; 300,000,000 shares authorized, 242,993,239 shares issued and outstanding, pro forma; 300,000,000 shares authorized, 233,215,147 shares issued and outstanding, pro forma as adjusted	89	242	233
Additional paid-in capital	17,760	192,377	596,363
Accumulated other comprehensive loss	(135)	(135)	(135)
Accumulated deficit	(25,153)	(25,153)	(25,153)

Total stockholders’ (deficit) equity	(7,439)	167,332	571,333

Total capitalization	$167,332	$167,332	$571,333

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $30.00 per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents and total stockholders’ (deficit) equity by approximately $10.3 million. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents and total stockholders’ (deficit) equity by approximately $28.4 million.

The outstanding share information in the table above is based on 507,293 shares of our Class A common stock (including the conversion of convertible promissory notes) and 242,993,239 shares of our Class B common stock (including preferred stock on an as-converted basis and reclassified as common stock) outstanding as of January 31, 2019 and excludes:

•

35,064,465 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of January 31, 2019, with a weighted-average exercise price of $1.48 per share (other than 214,027 shares to be issued upon exercise of options to purchase Class B common stock by certain selling stockholders and sold in this offering);

•

1,147,500 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted after January 31, 2019, with a weighted-average exercise price of $26.09 per share;

•

58,300,889 shares of our Class A common stock reserved for future issuance under our 2019 Equity Incentive Plan (2019 Plan), which will become effective in connection with this offering, including 34,000,000 new shares plus the number of shares (not to exceed 24,300,889 shares) (i) that remain available for grant of future awards under our 2011 Global Share Plan (2011 Plan), which shares will be added to the shares reserved under the 2019 Plan upon its effectiveness and (ii) any shares underlying outstanding stock awards granted under our 2011 Plan that expire, or are forfeited, cancelled, withheld or reacquired; plus an annual evergreen increase, as more fully described under the terms of the 2019 Plan described in the section titled “Executive Compensation—Equity Plans”; and

•

9,000,000 shares of our Class A common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, which includes an annual evergreen increase and will become effective in connection with this offering.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering and the concurrent private placement.

As of January 31, 2019, we had a pro forma net tangible book value (deficit) of $165.3 million, or $0.68 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our Class A and Class B common stock outstanding as of January 31, 2019, after giving effect to the reclassification and automatic conversion of all shares of our convertible preferred stock outstanding as of January 31, 2019 into 152,665,804 shares of our Class B common stock.

After giving further effect to the sale of 14,210,779 shares of Class A common stock that we are offering and the concurrent private placement at an assumed initial public offering price of $30.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, as well as the issuance of 214,027 shares of Class A common stock (as converted) upon exercise of options held by certain selling stockholders, and after deducting the estimated underwriting discounts and commissions and estimated expenses related to the offering and the concurrent private placement payable by us, our pro forma as adjusted net tangible book value as of January 31, 2019 would have been approximately $569.3 million, or approximately $2.21 per share. This amount represents an immediate increase in pro forma net tangible book value of $1.53 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $27.79 per share to new investors purchasing shares of Class A common stock in this offering and the concurrent private placement.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their over-allotment option):

Assumed initial public offering price per share		$30.00
Pro forma net tangible book value per share as of January 31, 2019	$0.68
Increase in pro forma net tangible book value per share attributable to this offering and the concurrent private placement	1.53

Pro forma as adjusted net tangible book value per share after this offering and the concurrent private placement		2.21

Dilution per share to new investors in this offering and the concurrent private placement		$27.79

Each $1.00 increase (decrease) in the assumed initial public offering price of $30.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $0.04, and dilution in pro forma net tangible book value per share to new investors by approximately $0.96, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $0.10 per share and decrease (increase) the dilution to investors participating in this offering by approximately $0.10 per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value after the offering and the concurrent private placement would be $2.52 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $1.84 per share and the dilution per share to new investors would be $27.48 per share, in each case assuming an initial public offering price of $30.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes on the pro forma as adjusted basis described above, as of January 31, 2019, the differences between the number of shares of Class B common stock purchased from us by our existing stockholders and Class A common stock by new investors purchasing shares in this offering and the concurrent private placement, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares of Class B common stock issued prior to this offering and the price to be paid by new investors for shares of Class A common stock in this offering and the concurrent private placement. The calculation below is based on the assumed initial public offering price of $30.00 per share, the midpoint of the price range set forth on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated expenses related to the offering and the concurrent private placement payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
			(in thousands)
Existing stockholders	243,714,559	94.5%	$192,746	31.1%	$0.79
New investors	10,877,446	4.2	326,323	52.7	30.00
Concurrent private placement investor	3,333,333	1.3	100,000	16.2	30.00

Total	257,925,338	100%	$619,069	100%

Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to 233,722,440, or approximately 90.6% of the total shares of common stock outstanding after this offering and the concurrent private placement, and will increase the number of shares held by new investors to 20,869,565, or approximately 8.1% of the total shares of common stock outstanding after this offering and the concurrent private placement.

The outstanding share information in the table above is based on 507,293 shares of our Class A common stock (including the conversion of convertible promissory notes) and 242,993,239 shares of our Class B common stock (including preferred stock on an as-converted basis and reclassified as Class B common stock) outstanding as of January 31, 2019 and excludes:

•

35,064,465 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding as of January 31, 2019, with a weighted-average exercise price of $1.48 per share (other than 214,027 shares to be issued upon exercise of options to purchase Class B common stock by certain selling stockholders and sold in this offering);

•

1,147,500 shares of our Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock granted after January 31, 2019, with a weighted-average exercise price of $26.09 per share;

•

58,300,889 shares of our Class A common stock reserved for future issuance under our 2019 Equity Incentive Plan (2019 Plan), which will become effective in connection with this offering, including 34,000,000 new shares plus the number of shares (not to exceed 24,300,889 shares) (i) that remain available for grant of future awards under our 2011 Global Share Plan (2011 Plan), which shares will be added to the shares reserved under the 2019 Plan upon its effectiveness and (ii) any shares underlying outstanding stock awards granted under our 2011 Plan that expire, or are forfeited, cancelled, withheld or reacquired; plus an annual evergreen increase, as more fully described under the terms of the 2019 Plan described in the section titled “Executive Compensation—Equity Plans”; and

•

9,000,000 shares of our Class A common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, which includes an annual evergreen increase and will become effective in connection with this offering.

To the extent any outstanding options are exercised, there will be further dilution to new investors. If all of such outstanding options had been exercised as of January 31, 2019, the pro forma as adjusted net tangible book value per share after this offering and the concurrent private placement would be $2.12, and total dilution per share to new investors would be $27.88.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 93.4% and the investors purchasing shares of our Class A common stock in this offering and the concurrent private placement would own 6.6% of the total number of shares of our Class A common stock outstanding immediately after completion of this offering and the concurrent private placement.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended January 31, 2017, 2018 and 2019 and the consolidated balance sheet data as of January 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. The last day of our fiscal year is January 31.

	Year Ended January 31,
	2017	2018	2019
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$60,817	$151,478	$330,517
Cost of revenue(1)	12,472	30,780	61,001

Gross profit	48,345	120,698	269,516

Operating expenses:
Research and development(1)	9,218	15,733	33,014
Sales and marketing(1)	31,580	82,707	185,821
General and administrative(1)	7,547	27,091	44,514

Total operating expenses	48,345	125,531	263,349

Income (loss) from operations	—	(4,833)	6,167

Interest income, net	98	1,241	1,837
Other income, net	60	74	345

Net income (loss) before provision for income taxes	158	(3,518)	8,349
Provision for income taxes	(172)	(304)	(765)

Net income (loss)	$(14)	$(3,822)	$7,584
Distributed earnings attributable to participating securities(2)	(14,366)	(4,405)	—
Undistributed earnings attributable to participating securities	—	—	(7,584)

Net income (loss) attributable to common stockholders(2)	$(14,380)	$(8,227)	$—

Net income (loss) per share attributable to common stockholders
Basic	$(0.20)	$(0.11)	$0.00

Diluted	$(0.20)	$(0.11)	$0.00

Weighted-average shares used in computing net income (loss) per share attributable to common stockholders
Basic	70,309,256	78,119,865	84,483,094

Diluted	70,309,256	78,119,865	116,005,681

Pro forma net income per share attributable to common stockholders
Basic			$0.03

Diluted			$0.03

Weighted-average shares used in computing pro forma net income per share attributable to common stockholders
Basic			237,148,898

Diluted			268,671,485

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Cost of revenue	$87	$204	$1,119
Research and development	278	360	1,369
Sales and marketing	467	812	3,540
General and administrative	207	8,953	2,913

Total stock-based compensation expense	$1,039	$10,329	$8,941

(2)

In the years ended January 31, 2017 and 2018, we repurchased 4,000,000 and 1,365,800 shares, respectively, of Series A convertible preferred stock from certain existing investors. The amount paid in excess of the carrying value of the Series A convertible preferred stock is considered a deemed dividend and is reflected as distributed earnings attributable to participating securities in the calculation of net loss attributable to common stockholders. See Note 7 to our consolidated financial statements included elsewhere in this prospectus for more information.

	As of January 31,
	2018	2019
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$36,146	$63,624
Marketable securities	103,056	112,777
Working capital	114,633	124,378
Total assets	215,019	354,565
Deferred revenue, current and non-current	54,262	125,773
Convertible promissory notes, net(1)	—	14,858
Convertible preferred stock	159,552	159,552
Accumulated deficit	(32,737)	(25,153)
Total stockholders’ deficit	(26,671)	(7,439)

(1)	Included in other liabilities, non-current on our consolidated balance sheet.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read together with our consolidated financial statements and accompanying notes included elsewhere within this prospectus. This discussion includes both historical information and forward-looking information that involves risk, uncertainties and assumptions. Our actual results may differ materially from management’s expectations as a result of various factors, including, but not limited to, those discussed in the section titled “Risk Factors.” The last day of our fiscal year is January 31. Our fiscal quarters end on April 30, July 31, October 31 and January 31.

Overview

Our mission is to make video communications frictionless.

We provide a video-first communications platform that delivers happiness and fundamentally changes how people interact. We connect people through frictionless video, voice, chat and content sharing and enable face-to-face video experiences for thousands of people in a single meeting across disparate devices and locations. Our cloud-native platform delivers reliable, high-quality video that is easy to use, manage and deploy, provides an attractive return on investment, is scalable and easily integrates with physical spaces and applications. We believe that rich and reliable communications lead to interactions that build greater empathy and trust. We strive to live up to the trust our customers place in us by delivering a communications solution that “just works.” Our goal is to make Zoom meetings better than in-person meetings.

The positive impact we have on our customers and hosts is reflected in our average customer Net Promoter Score (NPS), which was over 70 in 2018. NPS, which can range from a low of -100 to a high of +100, measures the willingness of customers to recommend a company’s products or services to others and is used as a proxy for gauging customers’ overall satisfaction with a company’s product or service and the customers’ loyalty to the brand. We believe our customer-first focus is a critical part of our DNA and built directly into our platform architecture, which dynamically processes and delivers reliable, high-quality video across devices. Our architecture can support tens of thousands of video participants in a single meeting. Our 13 co-located data centers located worldwide enable us to provide both high-quality and high-definition, real-time video to our customers even in low bandwidth environments.

Since our inception, our consistent focus on innovation has allowed us to achieve the following significant milestones:

•	2011: Zoom founded, first employee hired, first seed funding and first office leased

•	2013: First public release of Zoom Meetings, which supported 200 million annual meeting minutes by year end

•	2014: Introduced Zoom Chat, Zoom Video Webinar and Zoom Rooms

•	2015: 100th employee hired, revolutionized mobile screen sharing, introduced Zoom Video Breakout Rooms and partnered with Slack and salesforce.com

•	2016: Added native interoperability with Microsoft Skype for business, introduced touch and three-screen support for Zoom Rooms and reached six billion annual meeting minutes

•	2017: Announced Zoom Developer Platform, hosted our first user conference, Zoomtopia, and opened offices in Australia and the United Kingdom

•	2018: Announced Zoom Phone, Zoom App Marketplace and partnerships with Atlassian and Dropbox

•	2019: Exceeded 5 billion monthly meeting minutes

Our revenue was $60.8 million, $151.5 million and $330.5 million for the fiscal years ended January 31, 2017, 2018 and 2019, respectively, representing annual revenue growth of 149% and 118% in fiscal 2018 and fiscal 2019, respectively. We had a net loss of $0.0 million and $3.8 million for the fiscal years ended January 31, 2017 and 2018, respectively, and net income of $7.6 million for the fiscal year ended January 31, 2019. Cash provided by operations was $9.4 million, $19.4 million and $51.3 million for the fiscal years ended January 31, 2017, 2018 and 2019, respectively.

Our Business Model

We generate revenue from the sale of subscriptions to our video-first communications platform. Subscription revenue is driven primarily by the number of paid hosts, as well as purchases of additional products including Zoom Rooms and Zoom Video Webinars. A host is any user of our video-first communications platform who initiates a Zoom Meeting and invites one or more participants to join that meeting. We refer to hosts who subscribe to a paid Zoom Meeting plan as “paid hosts.” We define a customer as a separate and distinct buying entity, which can be a single paid host or an organization of any size (including a distinct unit of an organization) that has multiple paid hosts. Our Basic offering is free and gives hosts access to Zoom Meetings with core features but with limitations on the number of attendees and time. Our paid offerings include our Pro, Business and Enterprise plans, which provide incremental features and functionality, such as different participant limits, administrative controls and reporting.

The terms of our subscription agreements are monthly, annual and multi-year, and we may bill for the full term in advance or on an annual or monthly basis, depending on the customer preference. We recognize subscription revenue ratably over the term of the subscription period. Our larger customers typically opt to pay in annual installments, one year in advance. We have seen an increase in the proportion of annual and multi-year subscriptions and billings as we have increased the number of larger customers. For example, for the fiscal years ended January 31, 2018 and 2019, 65% and 74%, respectively, of our annual recurring revenue (ARR) was generated from annual and multi-year subscriptions. We define ARR as the annualized revenue run-rate of subscription agreements from all customers at a point in time. We calculate ARR by taking the monthly recurring revenue (MRR) and multiplying it by 12. MRR is defined as the recurring revenue run-rate of subscription agreements from all customers for the last month of the period, including revenue from monthly subscribers who have not provided any indication that they intend to cancel their subscriptions. The attrition rate for our monthly subscribers was less than 4% per month in the fiscal years ended January 31, 2018 and 2019. ARR and MRR should be viewed independently of revenue as they are operating metrics and are not intended to be replacements or forecasts of revenue.

Our Go-to-Market Model

We offer subscriptions to our platform to a broad range of customers, from single users to organizations with hundreds of thousands of employees. Users are comprised of both hosts who organize video meetings and the individual attendees who participate in those video meetings. We complement this lead-generation model with our multipronged go-to-market strategy that integrates the viral enthusiasm for our platform with optimal routes-to-market, including direct sales representatives, online channel, resellers and strategic partners. This approach allows us to cost-effectively drive upgrades to our paid offering and expansion within organizations of all sizes and verticals.

Our platform is designed to make it easy for new users to join or host meetings. Meeting participants invited by a host can begin using the platform immediately. If a participant wants to host a meeting, they can subscribe to one of the paid plans or sign up for our free Basic plan. By attracting free hosts through our Basic plan, we drive usage on our platform, and our free hosts then introduce and invite new participants to experience the benefits of Zoom. As free hosts realize the benefits of our platform, they often subscribe to a paid plan to gain access to additional functionality. For the fiscal year ended January 31, 2019, 55% of our 344 customers that contributed more than $100,000 of revenue started with at least one free host prior to subscribing. These 344 customers contributed 30% of revenue for the fiscal year ended January 31, 2019.

Our customer base is diverse and spans various industries and countries. Our top 10 customers accounted for less than 10% of revenue for each of the fiscal years ended January 31, 2017, 2018 and 2019.

We have experienced significant success in attracting large enterprise customers using our model. For the fiscal year ended January 31, 2019, we had 344 customers that contributed more than $100,000 of revenue, compared to just 143 customers one year before.

Key Factors Affecting Our Performance

Acquiring New Customers

We are focused on continuing to grow the number of customers that use our platform. Our operating results and growth prospects will depend in part on our ability to attract new customers. While we believe we have a significant market opportunity that our platform addresses, it is difficult to predict customer adoption rates or the future growth rate and size of the market for our platform. We will need to continue to invest in sales and marketing in order to address this opportunity by hiring, developing and retaining talented sales personnel who are able to achieve desired productivity levels in a reasonable period of time.

Expansion of Zoom Across Existing Customers

We believe that there is a large opportunity for growth with many of our existing customers. For the fiscal year ended January 31, 2019, greater than 50% of the Fortune 500 had at least one paid Zoom host, compared to only 4% that contributed more than $100,000 of revenue. We believe this demonstrates that our product has already gained a foothold in many of the largest enterprises in the United States, and there is a large opportunity to expand within these large enterprise customers. Many customers have increased the size of their subscriptions as they have expanded their use of our platform across their operations. Some of our larger enterprise customers start with a single deployment of Zoom Meetings with one team, location or geography, before rolling out our platform throughout their organization. Several of our largest customers have deployed our platform globally to their entire workforce following smaller initial deployments. This expansion in the use of our platform also provides us with opportunities to market and sell additional products to our customers, such as Zoom Rooms at each office location and enablement of Zoom Video Webinars. In order for us to address this opportunity to expand the use of our products with our existing customers, we will need to maintain the reliability of our platform and produce new features and functionality that are responsive to our customer’s requirements for enterprise grade solutions.

We quantify our expansion across existing customers through our net dollar expansion rate. Our net dollar expansion rate includes the increase in user adoption within our customers, as our subscription revenue is primarily driven by the number of paid hosts within a customer and the purchase of additional products, and compares our subscription revenue from the same set of customers across comparable periods. We calculate net dollar expansion rate as of a period end by starting with the ARR from customers with greater than 10 employees as of the 12 months prior to such period end (Prior Period ARR). We then calculate the ARR from these customers as of the current period end (Current Period ARR). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the net dollar expansion rate. For the trailing 12-months calculation, we take an average of this calculation over the previous 12 months. Our net dollar expansion rate may fluctuate as a result of a number of factors, including the level of penetration within our customer base, expansion of products and features and our ability to retain our customers. Our trailing 12-month net dollar expansion rate was 138%, 139% and 140% as of July 31, 2018, October 31, 2018 and January 31, 2019, respectively. As we only began tracking this metric in August 2017, we are not able to calculate the net dollar expansion rate for a trailing 12-month period prior to July 31, 2018.

Innovation and Expansion of Our Platform

We continue to invest resources to enhance the capabilities of our platform. We announced Zoom Phone in October 2018 and made it generally available in January 2019. In 2018, we also announced our App Marketplace to bring together applications built by Zoom and third-party developers that are integrated into our platform, making it easy for customers and developers to extend our product portfolio with new functionalities. We believe that the more developers and other third parties use our platform to integrate other major third-party applications, the more we become the ubiquitous platform for communications. We will need to expend additional resources to continue introducing new products, features and functionality, and supporting the efforts of third parties to enhance the value of our platform with their own applications.

International Expansion

Our platform addresses the communications needs of users worldwide. Minimal updates are required in order to make Zoom available for foreign markets, and we see international expansion as a major opportunity.

We only recently started to expand our go-to-market operations internationally. Our revenue from APAC and EMEA represented 17% of our revenue in the fiscal year ended January 31, 2018 when we first established a physical sales presence in Australia and the United Kingdom. In the fiscal year ended January 31, 2019, our revenue from APAC and EMEA represented 18% of our revenue, and we added five additional local sales locations in Canada, France, Japan, the Netherlands and Singapore. We plan to add local sales support in further select international markets over time. We use strategic partners and resellers to sell in international markets, such as China, where we have limited or no sales presence. While we believe global demand for our platform will continue to increase as international market awareness of Zoom grows, our ability to conduct our operations internationally will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets.

Key Business Metrics

We review the following key business metrics to measure our performance, identify trends, formulate financial projections, and make strategic decisions.

Customers with Greater Than 10 Employees

Increasing awareness of our platform and its broad range of capabilities has enabled us to substantially expand our customer base, which includes organizations of all sizes across industries. We define a customer as a separate and distinct buying entity, which can be a single paid host or an organization of any size (including a distinct unit of an organization) that has multiple paid hosts. To better distinguish business customers from our broader customer base, we review the number of customers with more than 10 employees. Revenue from these customers represented 69%, 75% and 78% of revenue for the fiscal years ended January 31, 2017, 2018 and 2019, respectively. As of January 31, 2017, 2018 and 2019, we had approximately 10,900, 25,800 and 50,800 customers with more than 10 employees. When disclosing the number of customers, we round down to the nearest hundred.

Customers Contributing More Than $100,000 of Annual Revenue

We focus on growing the number of customers that contribute more than $100,000 of annual revenue as a measure of our ability to scale with our customers and attract larger organizations to Zoom. Revenue from these customers represented 22%, 25% and 30% of revenue for the fiscal years ended January 31, 2017, 2018 and 2019, respectively. As of January 31, 2017, 2018 and 2019, we had 54, 143 and 344 customers that contributed more than $100,000 of revenue in each of their respective fiscal years, demonstrating our rapid penetration of larger organizations including enterprises. These customers are a subset of the customers with greater than 10 employees.

Components of Results of Operations

Revenue

We derive our revenue from subscription agreements with customers for access to our video-first communications platform. Our customers do not have the ability to take possession of our software. We also provide services, which include professional services, consulting services and online event hosting, which are generally considered distinct from the access to our video-first communications platform.

Cost of Revenue

Cost of revenue primarily consists of costs related to hosting our video-first communications platform and providing general operating support services to our customers. These costs are related to our co-located data centers, third-party cloud hosting, integrated third-party public switched telephone network (PSTN) services, personnel-related expenses, amortization of capitalized software development and allocated overhead. We expect our cost of revenue to increase in absolute dollars as our revenue increases.

Operating Expenses

Research and Development

Research and development expenses primarily consist of personnel-related expenses directly associated with our research and development organization, depreciation of equipment used in research and development and allocated overhead. Research and development costs are expensed as incurred. We plan to increase our investment in research and development for the foreseeable future as we focus on further developing our platform and enhancing its use cases.

Sales and Marketing

Sales and marketing expenses primarily consist of personnel-related expenses directly associated with our sales and marketing organization. Other sales and marketing expenses include promotional events to promote our brand, such as awareness programs, digital programs, tradeshows and our user conference, Zoomtopia, and allocated overhead. Sales and marketing expenses also include amortization of deferred contract acquisition costs. We plan to increase our investment in sales and marketing over the foreseeable future, primarily from increased headcount in our sales force and investment in brand- and product-marketing efforts.

General and Administrative

General and administrative expenses primarily consist of personnel-related expenses associated with our finance, legal and human resources organizations, professional fees for external legal, accounting and other consulting services, bad debt expense and allocated overhead. We expect to increase the size of our general and administrative function to support the growth of our business. Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company. We expect the dollar amount of our general and administrative expenses to increase for the foreseeable future.

Interest Income, Net

Interest income, net consists primarily of interest income earned on our cash equivalents and marketable securities and is partially offset by interest expenses on convertible promissory notes.

Other Income, Net

Other income, net consists primarily of miscellaneous non-operational income and expenses and remeasurement of derivative liabilities related to convertible promissory notes.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes related to foreign and state jurisdictions in which we conduct business.

Results of Operations

The following tables set forth selected consolidated statements of operations data and such data as a percentage of total revenue for each of the periods indicated:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Revenue	$60,817	$151,478	$330,517
Cost of revenue(1)	12,472	30,780	61,001

Gross profit	48,345	120,698	269,516

Operating expenses:
Research and development(1)	9,218	15,733	33,014
Sales and marketing(1)	31,580	82,707	185,821
General and administrative(1)	7,547	27,091	44,514

Total operating expenses	48,345	125,531	263,349

Income (loss) from operations	—	(4,833)	6,167

Interest income, net	98	1,241	1,837
Other income, net	60	74	345

Net income (loss) before provision for income taxes	158	(3,518)	8,349
Provision for income taxes	(172)	(304)	(765)

Net income (loss)	$(14)	$(3,822)	$7,584

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Cost of revenue	$87	$204	$1,119
Research and development	278	360	1,369
Sales and marketing	467	812	3,540
General and administrative	207	8,953	2,913

Total stock-based compensation expense	$1,039	$10,329	$8,941

	Year Ended January 31,
	2017	2018	2019
	(as a percentage of revenue)
Revenue	100%	100%	100%
Cost of revenue	21	20	18

Gross profit	79	80	82

Operating expenses:
Research and development	15	10	10
Sales and marketing	52	55	56
General and administrative	12	18	14

Total operating expenses	79	83	80

Income (loss) from operations	—	(3)	2
Interest income, net	—	1	1
Other income, net	—	—	—

Net income (loss) before provision for income taxes	—	(2)	3
Provision for income taxes	—	(1)	(1)

Net income (loss)	—	(3)	2

Comparison of the Fiscal Years Ended January 31, 2017, 2018 and 2019

Revenue

	Year Ended January 31,
	2017	2018	2019	2018 vs 2017% Change	2019 vs 2018% Change
	(in thousands)
Revenue	$60,817	$151,478	$330,517	149%	118%

2018 compared to 2017. Revenue in the fiscal year ended January 31, 2018 increased by $90.7 million, or 149%, compared to the fiscal year ended January 31, 2017. The increase was substantially due to existing customers, which accounted for approximately 55% of the increase, and to new customers, which accounted for approximately 45% of the increase.

2019 compared to 2018. Revenue in the fiscal year ended January 31, 2019 increased by $179.0 million, or 118%, compared to the fiscal year ended January 31, 2018. The increase was substantially due to existing customers, which accounted for approximately 56% of the increase, and to new customers, which accounted for approximately 44% of the increase.

Cost of Revenue

	Year Ended January 31,
	2017	2018	2019	2018 vs 2017% Change	2019 vs 2018% Change
	(in thousands)
Cost of revenue	$12,472	$30,780	$61,001	147%	98%
Gross profit	48,345	120,698	269,516	150	123
Gross margin	79%	80%	82%

2018 compared to 2017. Cost of revenue in the fiscal year ended January 31, 2018 increased by $18.3 million, or 147%, compared to the fiscal year ended January 31, 2017. The increase in cost of revenue was primarily attributable to an increase of $10.9 million in costs related to our co-located data centers, third-party cloud hosting and integrated third-party PSTN services to support the increase in customers and expanded use of our video-first communications platform by existing customers, and an increase of $5.9 million in personnel-related expenses as a result of increased headcount.

2019 compared to 2018. Cost of revenue in the fiscal year ended January 31, 2019 increased by $30.2 million, or 98%, compared to the fiscal year ended January 31, 2018. The increase in cost of revenue was primarily attributable to an increase of $16.2 million in costs related to our co-located data centers, third-party cloud hosting and integrated third-party PSTN services to support the increase in customers and expanded use of our video-first communications platform by existing customers, and an increase of $9.9 million in personnel-related expenses as a result of increased headcount.

Operating Expenses

	Year Ended January 31,
	2017	2018	2019	2018 vs 2017 % Change	2019 vs 2018 % Change
	(in thousands)
Research and development	$9,218	$15,733	$33,014	71%	110%

2018 compared to 2017. Research and development expense in the fiscal year ended January 31, 2018 increased by $6.5 million, or 71%, compared to the fiscal year ended January 31, 2017, as we continued to add new features and functionality to our video-first communications platform. The increase was primarily attributable to an increase in personnel-related expenses of $5.3 million as a result of increased headcount. The remainder of the increase was primarily attributable to increased expenses of $0.4 million related to equipment and software and $0.3 million in allocated overhead.

2019 compared to 2018. Research and development expense in the fiscal year ended January 31, 2019 increased by $17.3 million, or 110%, compared to the fiscal year ended January 31, 2018, as we continued to add new features and functionality to our video-first communications platform. The increase was primarily attributable to an increase in personnel-related expenses of $13.2 million as a result of increased headcount. The remainder of the increase was primarily attributable to increased expenses of $1.0 million related to allocated overhead, $1.0 million related to stock-based compensation and $0.9 million in equipment and software.

	Year Ended January 31,
	2017	2018	2019	2018 vs 2017 % Change	2019 vs 2018 % Change
	(in thousands)
Sales and marketing	$31,580	$82,707	$185,821	162%	125%

2018 compared to 2017. Sales and marketing expense in the fiscal year ended January 31, 2018 increased by $51.1 million, or 162%, compared to the fiscal year ended January 31, 2017. The increase in sales and marketing expense was primarily attributable to an increase in marketing and sales event-related costs of $22.3 million as a result of increased costs related to digital, awareness and tradeshow programs, including our user conference, Zoomtopia, and an increase in personnel-related expenses of $20.9 million as a result of increased headcount to support the growth in our sales force, which includes a $6.5 million increase in sales commissions driven by our increase in revenue. The remainder of the increase was primarily attributable to increased expenses of $2.0 million in allocated overhead, $1.7 million in processing costs associated with sales, $1.0 million in rent and $0.9 million related to equipment and software.

2019 compared to 2018. Sales and marketing expense in the fiscal year ended January 31, 2019 increased by $103.1 million, or 125%, compared to the fiscal year ended January 31, 2018. The increase in sales and marketing expense was primarily attributable to an increase in personnel-related expenses of $50.1 million as a result of increased headcount to support the growth in our sales force, which included a $13.3 million increase in sales commissions driven by our increase in revenue. The increase was also driven by an increase in marketing and sales event-related costs of $33.1 million as a result of increased costs related to digital, awareness and tradeshow programs, including Zoomtopia. The remainder of the increase was primarily attributable to increased expenses of $3.0 million in processing costs associated with sales, $2.8 million in travel expenses, $2.8 million in allocated overhead, $2.7 million related to stock-based compensation, $2.1 million in rent expense, and $1.7 million related to equipment and software.

	Year Ended January 31,
	2017	2018	2019	2018 vs 2017 % Change	2019 vs 2018 % Change
	(in thousands)
General and administrative	$7,547	$27,091	$44,514	259%	64%

2018 compared to 2017. General and administrative expense in the fiscal year ended January 31, 2018 increased by $19.5 million, or 259%, compared to the fiscal year ended January 31, 2017. The increase in general and administrative expense was primarily due to an increase in stock-based compensation expense of $8.7 million. The increase in stock-based compensation was primarily due to the sale of common stock by our Chief Executive Officer to an existing stockholder, which resulted in the recognition of stock-based compensation expense of $8.6 million for the difference between the purchase price and the fair value of our common stock at the time of sale. Refer to Note 7 to our consolidated financial statements included elsewhere in this prospectus for more information regarding this transaction. The remainder of the increase was primarily attributable to increased expenses of $4.0 million related to a contingent liability for sales and other taxes, $3.3 million in personnel-related expenses as a result of increased headcount, $1.2 million for external accounting and consulting services, $0.8 million related to equipment and software and $0.6 million in allocated overhead.

2019 compared to 2018. General and administrative expense in the fiscal year ended January 31, 2019 increased by $17.4 million, or 64%, compared to the fiscal year ended January 31, 2018. The increase in general and administrative expense was primarily due to an increase of $7.8 million in personnel-related expenses as a result of increased headcount, increased expenses of $7.0 million related to a contingent liability for sales and other taxes, $3.3 million for external accounting and consulting services, $1.3 million in legal expenses, $1.2 million in bad debt expense, and $1.1 million related to equipment and software, partially offset by a decrease of $6.0 million in stock-based compensation expense due to the sale of common stock by our Chief Executive Officer to an existing stockholder in fiscal 2018, which resulted in the recognition of stock-based compensation expense of $8.6 million in fiscal 2018. Refer to Note 7 to our consolidated financial statements included elsewhere in this prospectus for more information regarding this transaction.

Interest Income, Net

	Year Ended January 31,
	2017	2018	2019	2018 vs 2017 % Change	2019 vs 2018 % Change
	(in thousands)
Interest income, net	$98	$1,241	$1,837	1,166%	48%

2018 compared to 2017. Interest income, net for the fiscal year ended January 31, 2018 increased by $1.1 million, or 1,166%, compared to the fiscal year ended January 31, 2017. The increase was primarily driven by interest income earned from our investments in marketable securities.

2019 compared to 2018. Interest income, net for the fiscal year ended January 31, 2019 increased by $0.6 million, or 48%, compared to the fiscal year ended January 31, 2018. The increase was primarily driven by $0.8 million of interest income earned from our investments in marketable securities, partially offset by $0.2 million in interest expenses on convertible promissory notes.

Other Income, Net

	Year Ended January 31,
	2017	2018	2019	2018 vs 2017% Change	2019 vs 2018% Change
	(in thousands)
Other income, net	$60	$74	$345	23%	366%

There were no significant changes to other income, net during the respective periods.

Provision for Income Taxes

	Year Ended January 31,
	2017	2018	2019	2018 vs 2017% Change	2019 vs 2018% Change
	(in thousands)
Provision for income taxes	$172	$304	$765	77%	152%

2018 compared to 2017. Provision for income taxes for the fiscal year ended January 31, 2018 increased by $0.1 million, or 77%, compared to the fiscal year ended January 31, 2017. The change in provision for income taxes was due primarily to international operations.

2019 compared to 2018. Provision for income taxes for the fiscal year ended January 31, 2019 increased by $0.5 million, or 152%, compared to the fiscal year ended January 31, 2018. The change in provision for income taxes was due primarily to international operations.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated, as well as the percentage that each line item represents of our revenue for each quarter presented. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus, and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information contained in those financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus.

	Three Months Ended
	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019
	(in thousands)
Revenue	$26,753	$32,921	$40,890	$50,914	$60,070	$74,526	$90,121	$105,800
Cost of revenue(1)	5,499	6,777	7,755	10,749	11,660	12,973	16,843	19,525

Gross profit	21,254	26,144	33,135	40,165	48,410	61,553	73,278	86,275
Operating expenses:
Research and development(1)	3,545	3,542	4,199	4,447	6,264	7,049	8,893	10,808
Sales and marketing(1)	12,693	16,636	23,803	29,575	36,261	41,054	53,454	55,052
General and administrative(1)	2,750	12,508	5,414	6,419	7,569	10,028	11,994	14,923

Total operating expenses	18,988	32,686	33,416	40,441	50,094	58,131	74,341	80,783

Income (loss) from operations	2,266	(6,542)	(281)	(276)	(1,684)	3,422	(1,063)	5,492

Interest income, net	137	311	403	390	436	463	477	461
Other income (expense), net	2	29	(21)	64	5	81	128	131

Net income (loss) before provision for income taxes	2,405	(6,202)	101	178	(1,243)	3,966	(458)	6,084
Provision for income taxes	(53)	(57)	(80)	(114)	(97)	(141)	(140)	(387)

Net income (loss)	$2,352	$(6,259)	$21	$64	$(1,340)	$3,825	$(598)	$5,697

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019
	(in thousands)
Cost of revenue	$51	$45	$48	$60	$95	$130	$317	$577
Research and development	73	75	102	110	129	193	383	664
Sales and marketing	135	141	250	286	396	492	1,154	1,498
General and administrative	47	8,684	75	147	229	311	798	1,575

Total stock-based compensation expense	$306	$8,945	$475	$603	$849	$1,126	$2,652	$4,314

	Three Months Ended
	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018	April 30, 2018	July 31, 2018	October 31, 2018	January 31, 2019
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	21	21	19	21	19	17	19	18

Gross profit	79	79	81	79	81	83	81	82
Operating expenses:
Research and development	13	11	11	9	11	9	10	11
Sales and marketing	48	50	58	58	60	55	59	52
General and administrative	10	38	13	13	13	14	13	14

Total operating expenses	71	99	82	80	84	78	82	77

Income (loss) from operations	8	(20)	(1)	(1)	(3)	5	(1)	5

Interest income, net	1	1	1	1	—	—	—	1
Other income, net	—	—	—	—	1	—	—	—

Net income (loss) before provision for income taxes	9	(19)	—	—	(2)	5	(1)	6
Provision for income taxes	—	—	—	—	—	—	—	(1)

Net income (loss)	9%	(19)%	—%	—%	(2)%	5%	(1)%	5%

Quarterly Revenue Trends

Revenue increased sequentially in each of the quarters presented primarily due to sales of subscriptions to new customers and the expanded use of our video-first communications platform by existing customers. A substantial portion of the revenue that we report in each period is attributable to the recognition of deferred revenue related to orders that we received during previous periods. Consequently, increases or decreases in new sales or renewals in any one period may not be immediately reflected in our revenue for that period and may impact our revenue in future periods. Accordingly, the effect of downturns in sales and market acceptance of our video-first communications platform with new customers, and potential changes in our rate of renewals with existing customers, may not be fully reflected in our results of operations until future periods.

Quarterly Cost of Revenue Trends

Cost of revenue increased sequentially in each of the quarters presented, primarily driven by expanded use of our video-first communications platform by new and existing customers, which resulted in increased costs related to our co-located data centers, third-party cloud hosting, integrated third-party PSTN services and personnel-related expenses.

Quarterly Gross Profit Trends

Gross profit increased sequentially in each of the quarters presented, primarily driven by an increase in revenue. Our gross profit margins were consistent for all periods presented.

Quarterly Operating Expenses Trends

Our total quarterly operating expenses increased sequentially for all periods presented due primarily to increases in headcount and other related expenses to support our growth. We intend to continue to make significant investments in our sales and marketing organization to drive revenue growth. We have also experienced a seasonal increase in sales and marketing expenses in our third fiscal quarter due to costs associated with our user conference Zoomtopia. We also intend to continue investing in our research and development efforts to add new features to and enhance the functionality of our existing video-first communications platform, and to ensure the reliability, availability and scalability of our solutions. As a result, we anticipate that in future fiscal quarters, the majority of our research and development expenses will result from personnel-related expenses and from technology tools used by our engineers in research and development activities. During our second fiscal quarter in fiscal 2018, we experienced a significant increase in general and administrative expense due to the sale of shares of our common stock by our CEO to an existing investor. As a result, we recognized stock-based compensation expense for the difference between the purchase price and the fair value of the Company’s common stock at the time of sale. Refer to Note 7 to our consolidated financial statements included elsewhere in this prospectus for more information regarding this transaction. General and administrative expenses also include increased costs in recent fiscal quarters due to preparing to be a public company, a trend that we expect to continue for the foreseeable future.

Liquidity and Capital Resources

As of January 31, 2019, our principal sources of liquidity were cash, cash equivalents and marketable securities of $176.4 million, which were held for working capital purposes. Our marketable securities generally consist of high-grade commercial paper, corporate bonds, agency bonds and U.S. government agency securities.

Since our inception, we have financed our operations primarily through sales of equity securities and cash generated from operations. We also issued convertible promissory notes in an aggregate principal amount of $15.0 million to two strategic partners. Refer to Note 5 to our consolidated financial statements included elsewhere in this prospectus for more information regarding these transactions. Our principal uses of cash in recent periods have been funding our operations, investing in capital expenditures and repurchasing capital stock.

During the fiscal years ended January 31, 2017 and 2018, we repurchased 4,000,000 and 1,365,800 shares of our Series A convertible preferred stock from certain stockholders for an aggregate amount of $15.0 million and $4.6 million, respectively, and subsequently retired such shares. Refer to Note 7 to our consolidated financial statements included elsewhere in this prospectus for more information regarding these transactions.

We believe our existing cash, cash equivalents and marketable securities, together with cash provided by operations, will be sufficient to meet our needs for at least the next 12 months. Our future capital requirements will depend on many factors including our revenue growth rate, subscription renewal activity, billing frequency, the timing and extent of spending to support further sales and marketing and research and development efforts, as well as expenses associated with our international expansion, the timing and extent of additional capital expenditures to invest in existing and new office spaces. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be materially and adversely affected.

The following table summarizes our cash flows for the periods presented:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Net cash provided by operating activities	$9,361	$19,426	$51,332
Net cash used in investing activities	(2,824)	(113,357)	(39,719)
Net cash provided by (used in) financing activities	100,267	(3,997)	17,534

Operating Activities

Net cash provided by operating activities of $9.4 million for the fiscal year ended January 31, 2017 was primarily due to non-cash charges for depreciation and amortization of $1.2 million, amortization of deferred contract acquisition costs, primarily commissions, of $3.1 million, stock-based compensation of $1.0 million and provision for accounts receivable allowances of $0.3 million. Changes in operating assets and liabilities were favorable to cash flows from operations by $3.7 million primarily due to an increase in deferred revenue of $15.0 million from increases in sales and an increase in accounts payable, accrued expenses and other liabilities of $6.6 million, partially offset by an addition to deferred contract acquisition costs of $11.2 million, an increase to accounts receivable of $5.9 million due to increases in sales and an increase in prepaid expenses and other assets of $0.9 million.

Net cash provided by operating activities of $19.4 million for the fiscal year ended January 31, 2018 was primarily due to net loss of $3.8 million, offset by non-cash charges for depreciation and amortization of $2.8 million, amortization of deferred contract acquisition costs, primarily commissions, of $9.0 million, stock-based compensation of $10.3 million and provision for accounts receivable allowances of $0.7 million. Changes in operating assets and liabilities were favorable to cash flows from operations by $0.3 million primarily due to an increase in deferred revenue of $31.5 million from increases in sales, and an increase in accounts payable and accrued expenses and other liabilities of $16.3 million, partially offset by an addition to deferred contract acquisition costs of $27.5 million, an increase to accounts receivable of $16.6 million due to increases in sales and an increase in prepaid expenses and other assets of $3.4 million.

Net cash provided by operating activities of $51.3 million for the fiscal year ended January 31, 2019 was primarily due to net income of $7.6 million, non-cash charges for depreciation and amortization of $7.0 million, amortization of deferred contract acquisition costs, primarily commissions, of $20.8 million, stock-based compensation of $8.9 million and provision for accounts receivable allowances of $2.0 million. Changes in operating assets and liabilities were favorable to cash flows from operations by $5.0 million primarily due to an increase in deferred revenue of $71.5 million due to increases in sales, and an increase in accounts payable and accrued expenses and other liabilities of $28.2 million, partially offset by an addition to deferred contract acquisition costs of $45.8 million, an increase to accounts receivable of $41.0 million due to increases in sales and an increase in prepaid expenses and other assets of $8.0 million.

Investing Activities

Net cash used in investing activities of $2.8 million for the fiscal year ended January 31, 2017 was related to capital expenditures of $4.8 million, partially offset by principal payment received on a note receivable of $2.0 million. Refer to Note 10 to our consolidated financial statements included elsewhere in this prospectus for more information regarding the note receivable.

Net cash used in investing activities of $113.4 million for the fiscal year ended January 31, 2018 was related to net purchases of marketable securities of $103.6 million and capital expenditures of $9.7 million.

Net cash used in investing activities of $39.7 million for the fiscal year ended January 31, 2019 was related to capital expenditures of $28.4 million, net purchases of marketable securities of $9.3 million and purchases of intangible assets of $2.0 million.

Financing Activities

Net cash provided by financing activities of $100.3 million for the fiscal year ended January 31, 2017 was primarily related to net proceeds from our Series D convertible preferred stock financing of $114.8 million, partially offset by the repurchase of Series A convertible preferred stock of $15.0 million.

Net cash used in financing activities of $4.0 million for the fiscal year ended January 31, 2018 was primarily related to the repurchase of Series A convertible preferred stock of $4.6 million, partially offset by proceeds from the exercise of stock options of $0.7 million.

Net cash provided by financing activities of $17.5 million for the fiscal year ended January 31, 2019 was primarily related to the issuance of convertible promissory notes of $15.0 million and the exercise of stock options of $3.6 million, partially offset by payments of deferred offering costs of $0.9 million.

Remaining Performance Obligation

The terms of our subscription agreements are monthly, annual and multi-year, and we may bill for the full term in advance or on an annual or monthly basis, depending on the customer preference. As of January 31, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations was $311.7 million, which consists of both billed consideration in the amount of $125.8 million and unbilled consideration in the amount of $185.9 million that we expect to recognize as revenue. We expect to recognize 67% of our remaining performance obligations as revenue in fiscal 2020 and the remainder thereafter.

Commitments and Contractual Obligations

The following table summarizes our non-cancelable contractual obligations as of January 31, 2019:

		Payments Due by Period
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$56,657	$7,609	$15,725	$14,688	$18,635
Non-cancellable purchase obligations	25,115	15,958	9,137	20	—

Total contractual obligations	$81,772	$23,567	$24,862	$14,708	$18,635

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

Off-Balance Sheet Arrangements

Through January 31, 2019, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency and Exchange Risk

The vast majority of our cash generated from revenue are denominated in U.S. dollars, with a small amount denominated in foreign currencies. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the United States, China, Europe and Australia. Our results of current and future operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our historical consolidated financials for the fiscal years ended January 31, 2017, 2018 and 2019. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Interest Rate Risk

We had cash and cash equivalents of $63.6 million and marketable securities of $112.8 million as of January 31, 2019. Cash and cash equivalents consist of bank deposits and money market funds. Our marketable securities generally consist of high-grade commercial paper, corporate bonds, agency bonds and U.S. government agency securities. The cash and cash equivalents and marketable securities are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements for the fiscal years ended January 31, 2017, 2018 and 2019.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those accounting policies and estimates that are both the most important to the portrayal of our net assets and results of operations and require the most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These estimates are developed based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Critical accounting estimates are accounting estimates where the nature of the estimates are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates on financial condition or operating performance is material.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We derive our revenue from subscription agreements with customers for access to our video-first communications platform and services. We elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of February 1, 2017, utilizing the full retrospective method of adoption. Accordingly, the consolidated financial statements for the fiscal years ended January 31, 2017, 2018 and 2019 are presented under ASC 606.

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these services. To achieve the core principle of this standard, we apply the following five steps:

1. Identification of the contract, or contracts, with the customer

We determine a contract with a customer to exist when the contract is approved, each party’s rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, we will evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We apply judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer.

2. Identification of the performance obligations in the contract

Performance obligations committed in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services and the products is separately identifiable from other promises in the contract. Our performance obligations generally consist of access to our video-first communications platform and related support services which is considered one performance obligation. Our customers do not have the ability to take possession of our software, and through access to our platform we provide a series of distinct software-based services that are satisfied over the term of the subscription.

We also provide services, which include professional services, consulting services and online event hosting, which are generally considered distinct from the access to our video-first communications platform.

3. Determination of the transaction price

The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. None of our contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

Our video-first communications platform and related support services are typically warranted to perform in a professional manner that will comply with the terms of the subscription agreements. In addition, we include service level commitments to our customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that we fail to meet those service levels. These credits represent a form of variable consideration. Historically, we have not experienced any significant incidents affecting the defined levels of reliability and performance as required by the subscription agreements. We have not provided any material refunds related to these agreements in the consolidated financial statements during the periods presented.

4. Allocation of the transaction price to the performance obligations in the contract

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price. As noted above, access to our video-first communications platform and related support services are considered one performance obligation in the context of the contract and accordingly the transaction price is allocated to this single performance obligation.

5. Recognition of the revenue when, or as, a performance obligation is satisfied

Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue is recognized in an amount that reflects the consideration that we expect to receive in exchange for those services. Fees for access to our video-first communications platform and related support services are subscription revenue and are considered one performance obligation and the related revenue is recognized ratably over the subscription period as we satisfy the performance obligation.

Services are time-based arrangements and revenue is recognized as these services are performed.

Contract Balances

We receive payments from customers based on a billing schedule as established in our customer contracts. Accounts receivable are recorded when we contractually have the right to consideration. In some arrangements, a right to consideration for our performance under the contract may occur before invoicing to the customer resulting in an unbilled accounts receivable.

Contract liabilities consist of deferred revenue. Revenue is deferred when we have the right to invoice in advance of performance under a customer contract. The current portion of deferred revenue balances are recognized during the following 12-month period.

Cost to Obtain a Contract

We capitalize sales commissions and associated payroll taxes paid to internal sales personnel that are incremental to the acquisition of customer contracts. These costs are recorded as deferred contract acquisition costs on the consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans and if the commissions are incremental and would not have occurred absent the customer contract.

Sales commissions paid upon the initial acquisition of a customer contract are amortized over an estimated period of benefit of three years, which is typically greater than the contractual terms of the customer contracts. We do not pay sales commissions upon contract renewal. Amortization is recognized on a straight-line basis commensurate with the pattern of revenue recognition. We determine the period of benefit for commissions paid for the acquisition of the initial customer contract by taking into consideration the initial estimated customer life and the technological life of our video-first communications platform and related significant features. Amortization of deferred contract acquisition costs is included in sales and marketing expense in the consolidated statements of operations.

Stock-Based Compensation

Stock-based compensation expense related to stock awards is recognized based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The related stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally four years. We account for forfeitures as they occur instead of estimating the number of awards expected to be forfeited.

Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions and estimates are as follows:

•

Fair Value of Common Stock. As our common stock is not publicly traded, the fair value was determined by our board of directors, with input from management and valuation reports prepared by third-party valuation specialists. Stock-based compensation for financial reporting purposes is measured based on updated estimates of fair value when appropriate, such as when additional relevant information related to the estimate becomes available in a valuation report issued as of a subsequent date.

•	Risk-Free Interest Rate. The risk-free interest rate for the expected term of the options was based on the U.S. Treasury yield curve in effect at the time of the grant.

•

Expected Term. The expected term of options represents the period of time that options are expected to be outstanding. Our historical stock option exercise experience does not provide a reasonable basis upon which to estimate an expected term due to a lack of sufficient data. For stock options granted to employees, we estimate the expected term by using the simplified method. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options. For stock options granted to non-employees, the expected term equals the contractual term of the option.

•

Expected Volatility. As we do not have a trading history for our common stock, the expected volatility was estimated by taking the average historic price volatility for industry peers, consisting of several public companies in our industry which are either similar in size, stage of life cycle, or financial leverage, over a period equivalent to the expected term of the awards.

•

Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

The Black-Scholes assumptions used in evaluating our awards are as follows:

	Year Ended January 31,
	2017	2018	2019
Expected term (years)	5.4 – 6.1	5.6 – 6.7	5.0 – 6.2
Expected volatility	48.2% – 56.3%	47.7% – 52.0%	44.6% – 48.2%
Risk-free interest rate	1.2% – 1.5%	1.8% – 2.3%	2.6% – 3.1%
Expected dividend yield	0.0%	0.0%	0.0%

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimation process, which could materially impact our future stock-based compensation expense.

Common Stock Valuations

In valuing our common stock, the fair value of our business, or enterprise value, was determined using either the market approach or a combination of the market and income approaches. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business and secondary transactions of our capital stock. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial results to estimate the value of the subject company. The market approach also includes consideration of the transaction price of secondary sales of our capital stock by investors. The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the company achieving these estimated cash flows.

The resulting equity value is then allocated to each class of stock using an Option Pricing Model (OPM). The OPM treats common stock and convertible preferred stock as call options on an equity value, with exercise prices based on the liquidation preference of our convertible preferred stock. The common stock is modeled as a call option with a claim on the equity value at an exercise price equal to the remaining value immediately after our convertible preferred stock is liquidated. The exclusive reliance on the OPM through July 31, 2018 was appropriate when the range of possible future outcomes was difficult to predict and resulted in a highly speculative forecast. Beginning in October 2018, we performed the equity allocation using a probability weighted expected return method, or PWERM. The PWERM involves the estimation of the value of our company under multiple future potential outcomes, and estimates the probability of each potential outcome. The per share value of our common stock when determined using the PWERM was ultimately based upon probability-weighted per share values resulting from the various future scenarios, which include an initial public offering, merger or sale, or continued operation as a private company. After the equity value was determined and allocated to the various classes of shares, a discount for lack of marketability (DLOM) was applied to arrive at the fair value of common stock on a non-marketable basis. A DLOM is applied based on the theory that as an owner of a private company stock, the stockholder has limited information and opportunities to sell this stock. A market participant that would purchase this stock would recognize this risk and thereby require a higher rate of return, which would reduce the overall fair market value.

Our assessments of the fair value of common stock for grant dates were based in part on the current available financial and operational information and the common stock value provided in the most recent valuation as compared to the timing of each grant. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Preliminary Offering Price and Options Granted in January 2019 and Subsequent to January 31, 2019

Subsequent to January 31, 2019, we granted stock options to purchase up to 1,147,500 shares of Class B common stock with a weighted-average exercise price of $26.09 per share which generally vest over a period of 48 months. Based on the midpoint of the estimated price range set forth on the cover page of this prospectus, we estimate we will recognize approximately $20.0 million of stock-based compensation expense related to these stock options generally over the requisite service period of 48 months.

In addition, in light of the difference between the fair value used for stock options granted on January 24, 2019 and the midpoint of the estimated price range set forth on the cover page of this prospectus, in order to determine the appropriate share-based compensation expense for those stock options for financial reporting purposes, we reassessed the share-based compensation expense using the midpoint of the estimated price range. We are recognizing $15.3 million of stock-based compensation expense related to these option grants generally over the requisite service period of 48 months. Since these options were granted near the end of fiscal 2019, the amount of stock-based compensation expense recognized in that fiscal period for these stock option grants is immaterial, and the incremental amount of additional expense in fiscal 2019 as a result of this reassessment using the midpoint of the estimated price range is also immaterial. Therefore, we will record an out-of-period adjustment in the first quarter of fiscal 2020 to “catch-up” the incremental amount of additional expense for these stock option grants that would have otherwise been recorded in fiscal 2019.

The amount of stock-based compensation expense related to these option grants is preliminary and unaudited, based upon our estimates, and subject to further internal review by our management and compilation of actual results. We have provided an estimate for this expense primarily because we have not completed the first quarter of fiscal 2020, and therefore, we have not started, much less completed, our closing procedures for the quarter. Our management’s estimates are based upon information currently available and could change as a result of the final offering price or other factors. While we expect that our estimate of stock-based compensation expense related to these option grants is reasonable based on all information currently available, our actual expense may differ materially from these preliminary estimates.

Upon the completion of this offering, our common stock will be publicly traded and we will rely on the closing price of our common stock as reported on the date of grant to determine the fair value of our common stock.

Derivative Liabilities

The fair value of the derivative liabilities were measured using a with-and-without approach. Inputs used to determine the estimated fair value of the derivative instruments include the probability estimates of potential settlement scenarios for the convertible promissory notes, a present value discount rate and an estimate of the expected timing of settlement. Certain unobservable inputs used in the fair value measurement of the derivative instruments associated with the convertible promissory notes are the scenario probabilities and the discount rate estimated at the valuation date.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act (JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recent Accounting Pronouncements

See “Summary of Business and Significant Accounting Policies” in Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus for more information.

A LETTER FROM ERIC S. YUAN

Thank you for reading our prospectus and considering an investment in Zoom. As the founder and CEO of Zoom, it is my privilege to share with you what we’re all about.

Life is about the pursuit of happiness. The greatest, most sustainable happiness comes from making others happy. Delivering happiness is what we do at Zoom.

Ten years ago, I was an engineering leader at a major technology company. I would visit customers, and they would tell me how unhappy they were with the technology in the videoconferencing market. This made me unhappy. There had to be something better – something designed for modern video communications, something that would deliver happiness. I knew that we would have to start from scratch to do it right.

This experience underlies the Zoom happiness philosophy. Our focus is to keep both our customers and our employees happy. The sum of their joy is greater than its parts. Our customers and our employees make each other happy. We live this philosophy every day. We take care of our customers and employees. We built a video-first communications platform that is scalable, user friendly and reliable. We respond to our customers’ emails (quickly), talk with them face-to-face on Zoom, really listen to them and build the features and products they ask for (also quickly).

Happiness delivers results. In 2018, our average customer Net Promoter Score was over 70, demonstrating that our high-quality, easy-to-use platform is making customers happy. We have consistently earned high scores across customer review sites, including Gartner Peer Insights, TrustRadius and G2 Crowd. And let’s not forget our employees. Zoom has received multiple awards from Glassdoor based on high ratings and reviews from our employees.

We deliver much more than what people expect from video communications. Our team comes to work every day because our platform transforms the way people work together. For example, a medical care team discusses the plan to transition a pediatric patient off his feeding tube, the world’s largest brewery explores opportunities for using blockchain to pay its farmers, a state park brings students on an underwater exploration in Lake Tahoe – all face-to-face on Zoom. We are proud that our platform helps users around the world build trust, strengthen relationships, move faster and get meaningful things done.

It’s been over seven years since I founded Zoom, but this is just the beginning. There are a lot of people and companies that benefit from Zoom, but there are still plenty that haven’t yet explored the possibilities that Zoom can bring to their organizations. I want to give them video communications that make them happy. Video is the future of communications. If our customers are happy, the sky’s the limit. We must stay humble and paranoid about our customers’ and employees’ happiness.

We have a lot left to do. If you join us in this journey, you will become an integral part of this work and our family. Caring is our company’s core value. We care deeply for our community, our customers, our team and our company. And today, we want to add you to that list.

And now, back to work, and back to making people happy,

BUSINESS

Overview

Our mission is to make video communications frictionless.

We provide a video-first communications platform that delivers happiness and fundamentally changes how people interact. We connect people through frictionless video, voice, chat and content sharing and enable face-to-face video experiences for thousands of people in a single meeting across disparate devices and locations. Our cloud-native platform delivers reliable, high-quality video that is easy to use, manage and deploy, provides an attractive return on investment, is scalable and easily integrates with physical spaces and applications. We believe that rich and reliable communications lead to interactions that build greater empathy and trust. We strive to live up to the trust our customers place in us by delivering a communications solution that “just works.” Our goal is to make Zoom meetings better than in-person meetings.

We believe that our platform transforms how organizations communicate and work to create opportunities that were not possible before. We are witnessing the rapid adoption of video communications inside traditional organizations, enabling far greater effectiveness and intimacy in human-to-human interactions over a distance. In addition, we are enabling new use cases for how people are carrying out their work. For example, a technology customer with approximately 1,000 employees has been able to grow and maintain its culture even with an all-remote employee base by running all of its meetings on Zoom. A hospital, using Zoom, has been able to reduce the number of and time in surgeries by connecting specialists live into the operating room. A university uses Zoom to encourage participation and inclusion for students in its night program who have family and work constraints that would otherwise prevent them from participating in class.

We believe that our customers are delighted when they use our platform. Since our founding in 2011, our platform has been used to conduct tens of billions of meeting minutes. We believe that our success results from a culture that is focused on customer and employee happiness, a video-first cloud architecture, recognized market leadership, viral demand, an efficient go-to-market strategy and robust customer support.

Our architecture is video-first, cloud-native and optimized to dynamically process and deliver reliable, high-quality video across devices. Our approach to video has been substantially different from that taken by others who have attempted to add video to an aging, pre-existing conference call or chat tool. We developed a proprietary multimedia router optimized for the cloud that separates content processing from the transporting and mixing of streams. Our globally distributed cloud architecture delivers a differentiated user experience.

The cornerstone of our platform is Zoom Meetings, around which we provide a full suite of products and features designed to give users a frictionless communications experience. Users are comprised of both hosts who organize video meetings and the individual attendees who participate in those video meetings. Many customers also choose to implement Zoom Rooms, our software-based conference room system, which enables users to easily experience Zoom Meetings in their physical meeting spaces. We also recently launched Zoom Phone, a cloud-based PBX system, which complements Zoom Meetings. Our robust integrations and partner ecosystem enable organizations to connect Zoom seamlessly with third-party applications that their employees already use, reducing friction and increasing employee happiness and productivity.

The happiness we bring is recognized by customers. In 2018, our average customer Net Promoter Score (NPS) was over 70. Industry analysts also recognize our market leadership: Gartner has named Zoom a Leader in its Magic Quadrant for Meeting Solutions based on our “ability to execute” and “completeness of vision.” Zoom also has consistently high scores across customer review sites, including Gartner Peer Insights, TrustRadius and G2 Crowd. We have been recognized as a 2018 Gartner Peer Insights Customers’ Choice for Meeting Solutions (Web Conferencing). G2 Crowd recognized Zoom as the leading pacesetter in the industry in its 2018 Momentum Grid of Video Conferencing.

We have a unique model that combines viral enthusiasm for our platform with a multipronged go-to-market strategy for optimal efficiency. Viral enthusiasm begins with our users as they experience our platform – it just works. This enthusiasm continues as meeting participants become paid hosts and as businesses of all sizes become our customers. Our sales efforts funnel this viral demand into routes-to-market that are optimized for each customer opportunity, which can include our direct sales force, online channel, resellers and strategic partners. Our sales model allows us to efficiently turn a single non-paying user into a full enterprise deployment. For the fiscal year ended January 31, 2019, 55% of our 344 customers that contributed more than $100,000 of revenue started with at least one free host prior to subscribing. These 344 customers contributed 30% of revenue in the fiscal year ended January 31, 2019.

We believe that we have built a scalable and sustainable business model. We have thousands of customers of all sizes across industry verticals and geographies. We are experiencing rapid revenue growth and are generating positive cash flow from operations. Much of the primary capital that we have raised in recent years remains on our balance sheet, demonstrating the cash flow efficiency of our business. Our revenue was $60.8 million, $151.5 million and $330.5 million for the fiscal years ended January 31, 2017, 2018 and 2019, respectively, representing annual revenue growth of 149% and 118% for fiscal 2018 and fiscal 2019, respectively. We had a net loss of $0.0 million and $3.8 million for the fiscal years ended January 31, 2017 and 2018, respectively, and net income of $7.6 million for the fiscal year ended January 31, 2019. Cash provided by operations was $9.4 million, $19.4 million and $51.3 million for the fiscal years ended January 31, 2017, 2018 and 2019, respectively.

Industry Trends in Our Favor

Communication is at the Center of Organizational Performance

Communication is fundamental for organizations. Effective communication keeps employees informed, builds trust, engages customers and enhances decision-making. High-quality communication increases happiness throughout teams and, when coupled with strong execution, can improve business performance. The evolving nature of the modern workforce has made communication even more important than it has been in the past. Fortunately, technological advances can be harnessed to create richer forms of communication that allow organizations to increase the happiness and performance of their workforce.

Communication and Collaboration Must Evolve as the Nature of Work is Changing

The way people work is changing. Organizations must evolve their approach to communication and collaboration in response to the following trends:

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Employees are increasingly distributed. Historically, teams were physically located together, even in the largest organizations, to drive productivity. Mobile and cloud technologies and ubiquitous network connectivity have enabled modern organizations to be increasingly distributed. Employees are asking to work remotely, and employers are targeting the best talent regardless of their location. Even though teams are more geographically distributed, it is still critical for them to work together effectively.

•

Organizations seek to drive deeper engagement with employees, customers and partners. People derive more personal satisfaction and are more productive when they engage at a deeper level across internal and external business relationships. Historically, this was done through live, in-person interactions. With increasingly distributed workforces, maintaining this level of engagement is difficult. Outside of the workplace, video has become an increasingly popular medium by which people interact with their friends and family. Video is a rich form of interaction as it allows the communication of facial expressions, emotions, body language and the surrounding environment. However, the lack of reliable business solutions has limited the adoption of video in the workplace.

•	Workforce demographics are changing. Shifting demographics alongside increasingly distributed workforces increase the need for effective ways to communicate beyond in-person meetings. For example, millennials currently make up 35% of the U.S. workforce. This population values agility and flexibility in their work environment, and millennials expect technology to meet their needs and work seamlessly.

•

Employees are influencing IT decisions. Employees are increasingly the primary force for IT modernization at work as they bring the latest technologies from their personal lives to their jobs. According to a 2017 report from Salesforce Research, 71% of employees want their companies to provide the same level of technology as they use in their personal lives. Employees often expect to seamlessly communicate on any device and across mediums and, as a result, are increasingly influencing IT decisions.

Organizations Need a Comprehensive Platform that Enables Modern Communication

Legacy approaches to workplace communication have failed to address the evolving nature of work. Legacy communication tools have been ineffective due to substandard technology, expensive deployments, complicated interfaces and aging, proprietary architectures. Many were built largely to support audio conference calls and were designed to run on-premises. Additionally, many legacy video services were built as an extension of an existing tool and are, therefore, not purpose-built to enable a high quality and reliable user experience.

This dynamic has resulted in organizations deploying disparate and siloed technologies to address each of the various ways in which people communicate, including video, voice, email, chat and content sharing. According to a 2017 study by Forbes Media LLC that we commissioned, 62% of organizations use three or more video conferencing solutions to address different communications needs. These disparate technologies are difficult for employees to adopt and navigate and cumbersome and expensive for IT to support and manage.

To effectively enable modern communication, a comprehensive platform must have the following qualities:

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Reliable, high-quality communications. Organizations have a significant need for a platform that reliably delivers high-quality video and voice, even with varying levels of network performance. Legacy approaches generally do not adequately optimize the quality of the video based on bandwidth or device. This deficiency can result in dropped calls, pixelated video and unsynchronized audio and video.

•

Easy to use. To drive broad adoption, a platform’s user interface must be intuitive and easily navigable. In addition, users want solutions that have feature parity across devices and seamlessly integrate with their calendars, contacts and overall workflows. Multiple disparate legacy systems can be difficult for users to learn as they require product-specific knowledge, multiple passwords and understanding of overly complicated features, making them suboptimal.

•

Easy to deploy and manage. Organizations want a single platform that is easy to deploy, leverages existing network infrastructure and conference room hardware and is simple to manage at scale through an intuitive administrative console and reporting system. IT deployment of disparate tools for video, voice, chat and content sharing that do not easily integrate with each other dramatically increases cost and complexity. Moreover, frequent manual updates, redundant products, constant troubleshooting and requirements for extensive user support make these tools difficult to manage.

•

Attractive return on investment. Legacy systems often require significant proprietary infrastructure and conference room investments. Additionally, these systems may have unpredictable pricing based on usage that can vary from month to month. Organizations want a single platform that not only reduces the costs of proprietary infrastructure and conference room investments but also provides other opportunities for further cost savings, such as reducing unnecessary and expensive business travel.

•

Scalability. Organizations need a communications platform that can be optimized for their footprint and scales as they grow. Legacy approaches often require cumbersome infrastructure and stitching together of disparate systems to support a growing user base. Moreover, many legacy systems simply cannot meet the demands of large enterprises.

•

Integrated. Organizations need a platform that integrates with their physical workspaces and existing business applications. Most legacy approaches were not designed to integrate easily with modern software applications or third-party devices, which can result in a frustrating experience.

•

Flexible terms. Organizations also want to purchase technology under flexible terms that are right-sized for their business needs. Legacy offerings generally have rigid purchase contracts and support terms.

Organizations need a communications platform that delivers reliable, high-quality video that is easy to use, manage and deploy, provides an attractive return on investment, is scalable and easily integrates with physical spaces and applications.

Our Platform

We provide a video-first communications platform that delivers happiness and fundamentally changes how people interact by connecting them through frictionless video, voice, chat and content sharing. Our cloud-native platform enables face-to-face video experiences and connects thousands of users across disparate devices and locations in a single meeting. We strive to make Zoom meetings better than in-person meetings. Our customers typically see a dramatic increase in video communications usage after deployment. For example, prior to 2014, BAYADA Home Health Care was averaging just under 100 meetings a week using several applications for video conferencing prior to Zoom. Now with Zoom, it averaged 2,000 Zoom meetings a week in 2018.

We provide video and voice communications, collaboration, chat, webinars and a developer platform across mobile devices, desktops, telephones and room systems. The following graphic depicts our cloud-based communications platform and some of its use cases:

Key Benefits of the Zoom Platform

Key benefits of our platform include:

•

Reliable, high-quality communications that enable productivity, connectedness and trust. Our platform delivers a high-quality, reliable communications experience across devices even with varying bandwidths and network performance. In fact, our platform can continue to deliver a productive meeting experience even with up to 40% packet loss. We believe our platform’s consistent performance creates significant value to organizations by providing a trusted communications solution that enables more productive interactions.

•

Easy to use. We provide a consolidated, intuitive interface for video, voice, chat and content sharing that can be easily navigated even by first time users. We help organizations consolidate disparate communications tools into a single unified platform, reducing the requirements for learning multiple systems. We enable calendar integration, easy synchronization with conference room equipment and feature parity across devices.

•	Easy to deploy and manage. Our cloud-native platform is easy to deploy and manage by both IT administrators and business users, even when integrating with existing infrastructure. Our platform removes the need for the integration of disparate communications tools, product-specific knowledge and high-touch user support and troubleshooting. We provide a simple and robust management layer with reporting capability.

•

Attractive return on investment. Our platform drives higher employee engagement and improved collaboration, resulting in increased organizational productivity. Switching to our platform also reduces the costs associated with expensive on-premises infrastructure and continual maintenance. Moreover, the reliability of our platform’s free voice over internet protocol (VoIP) provides our customers with considerable cost savings when compared to the public switched telephone network. The quality of the user experience provided by our platform makes it a compelling alternative to in-person meetings.

•

Scalability. Our cloud-native platform was purpose-built to scale with organizations as they grow in size and complexity. Our platform delivers the highest quality experience for organizations of all sizes and for meetings, whether with two or thousands of users. Organizations can confidently scale their deployment of our platform with the assurance that it will continue to serve their needs as their operations grow.

•

Integrated. Our robust integrations and partner ecosystem enable organizations to connect our platform seamlessly with both existing physical workspaces and business applications that their employees already use, allowing them to choose the most natural medium for any part of an interaction. For example, our platform integrates with cloud software applications provided by companies such as Atlassian, Dropbox, Google, LinkedIn, Microsoft, salesforce.com, Slack and others. We also have an ecosystem of hardware partners through which we deploy our Zoom Rooms and Conference Room Connector offerings.

•

Flexible terms. We allow organizations to purchase subscriptions to our communications platform that are right-sized for their business needs. Customers can subscribe to our communications platform based on the number of hosts that they require on a month-to-month basis or purchase one- to multi-year subscriptions. In general, customers are not obligated to extend the term of their subscriptions beyond the contract term and can cancel their subscriptions at any time, although any amounts owed under the contract term remain due and payable. We are not obligated to provide refunds for services for which payment has already been made. The average term for our multi-year contracts is 2.4 years.

Our Competitive Strengths

We believe that we have a number of competitive advantages that will enable us to maintain and extend our leadership in communications. Our competitive strengths include:

•

Video-first cloud architecture. We built our platform from the ground up to be cloud-native and video-first, unlike other approaches that have attempted to add video to an aging, pre-existing conference call or chat tool. We developed our purpose-built, video-first architecture to achieve the objective of providing our customers with a high-quality experience. Our unique architecture was built by our talented team, led by a founding group of engineers who have extensive expertise in real-time communications technology.

•

A recognized market leader. We have been recognized by industry analysts as a market leader. For the third consecutive year, Gartner has named Zoom a Leader in its Magic Quadrant for Meeting Solutions (previously named Magic Quadrant for Web Conferencing). Gartner recognized Zoom in the Leaders quadrant based on our “ability to execute” and “completeness of vision.” G2 Crowd recognized Zoom as the leading pacesetter in the industry in its 2018 Momentum Grid of Video Conferencing. Zoom is also Frost & Sullivan’s 2019 Company of the Year Award recipient for the Global Video Conferencing Industry.

•

Viral demand driven by individual users. Our rapid adoption is driven by a virtuous cycle of positive user experiences. Individuals typically begin using our platform when a colleague or associate invites them to a Zoom meeting. We allow anyone to join or host a meeting for free. When attendees experience our platform and realize the benefits, they often become paying customers to unlock additional functionality. This user adoption model facilitates user growth and helps drive penetration within large organizations. The success of our user adoption model is reflected in our net dollar expansion rate of over 130% for the trailing 12 months ended January 31, 2019.

•

Growing base of happy customers. We believe that making and keeping users happy is critical to growing our business. We use NPS data as a numerical expression of customer happiness. We believe that our customer NPS, which averaged over 70 in 2018, demonstrates that our high-quality, easy-to-use platform is making customers happy. We believe that our happy customers drive viral demand with potential new customers and lead existing customers to expand the use of our platform.

•

Multipronged go-to-market strategy. We have a multipronged, go-to-market strategy that integrates the viral enthusiasm for our platform with optimal routes-to-market that match the size of the customer opportunity. Our direct sales force and strategic partners sell to customers of all sizes, and we leverage our online sales channel for smaller customers. Our platform and sales model allow us to turn a single non-paying user into a full enterprise deployment. Many of our customers started with only a single user on the free version. For the fiscal year ended January 31, 2019, 55% of our 344 customers that contributed more than $100,000 of revenue started with at least one free host prior to subscribing. These 344 customers contributed 30% of revenue in the fiscal year ended January 31, 2019, underscoring the power of our model.

•

Robust customer support and success function. We offer 24/7/365 support through live chat, phone and video for paying customers. Free customers have the ability to chat or open tickets with our support team. Additionally, we offer a variety of support options on our website, including a comprehensive knowledge base, to all customers. Our customer success team provides customized onboarding, training, branding, implementation and development solutions for our larger customers. Additionally, we regularly use customer feedback to drive further innovation on our platform. For the 90-day period ended January 31, 2019, our customer support team had a customer satisfaction score (CSAT) of over 90%.

Our Culture of Happiness

We are focused on delivering happiness to our employees and customers. We strive to change the way business is done through our communications technology and our company culture. We take happiness so seriously that we have an employee-led happiness committee and crew to facilitate and amplify our efforts to deliver happiness to our employees and customers.

Our culture of delivering happiness drives our mission, vision and values and is fundamental to everything we do at Zoom:

•	Mission. Our mission is to make video communications frictionless.

•	Vision. Our vision is to empower people to accomplish more through video communications.

•	Values. We care for our community, our customers, our company, our teammates and ourselves.

This culture supports our hiring and serves as a competitive advantage in attracting and retaining top talent. Our Chief Executive Officer received Glassdoor’s #1 CEO of a large company award in 2018, and we placed #2 in Glassdoor’s Best Places to Work in the large company category in 2019.

Our Market Opportunity

Video has increasingly become the way that individuals want to communicate in the workplace and their daily lives. As a result, it has become a fundamental component of today’s communication and collaboration market, which also includes integrated voice, chat and content sharing. IDC has defined this market as Unified Communications and Collaboration. Within this market, we address the Hosted / Cloud Voice and Unified Communications, Collaborative Applications and IP Telephony Lines segments. IDC estimated that these segments combined represent a $43.1 billion opportunity in 2022.

We believe we address a broader opportunity than is currently captured in third-party market research because once our customers begin to experience the benefits of our video-first communications platform, they tend to greatly expand their use of video throughout their organizations. As a result, we expect that use of our platform will significantly increase the penetration of video communications across a broad range of customer types and use cases. We believe that all of today’s information workers could benefit from our platform’s ability to connect people through frictionless video, voice, chat and content sharing. According to a Forrester Consulting report commissioned by Morgan Stanley, there were 1.25 billion information workers globally in 2018.

Our Growth Strategy

We focus on the following elements of our strategy to drive our growth:

•

Keep our existing customers happy. We provide happiness to our customers by giving them an experience that delights them. We respond to customer needs with action to drive positive user experiences. We believe these practices result in our high NPS and will continue to generate referrals from our existing customers, providing meaningful viral adoption for the foreseeable future.

•

Drive new customer acquisition. Our platform is designed to make it easy to host meetings. By attracting free hosts to use our platform, we promote usage that allows hosts and their meeting attendees to experience the difference of Zoom. We complement this lead-generation model with our multipronged go-to-market strategy that integrates the viral enthusiasm for our platform with optimal routes-to-market, including direct sales representatives, online channel, resellers and strategic partners. This approach allows us to cost-effectively drive upgrades to our paid offering and expansion within organizations of all sizes and verticals.

•

Expand within existing customers. As organizations experience our video platform and become familiar with its benefits, more teams and departments within these organizations adopt Zoom. Our platform may begin in a line of business and then organically expand across departments. This “land and expand” model has led to some of our largest deployments.

•

Innovate our platform continuously. Our engineers aim to stay on the cutting edge of video communication and collaboration technologies and release on average over 200 new and enhanced features a year. We strive to deliver the best experience to our users by dedicating approximately 20% of engineering capacity to developing on-demand, customer-requested features that would be valuable across our customer base.

•

Accelerate international expansion. With users, offices and data centers strategically located around the world, we are poised to reach new customers globally. Our platform is intuitively designed such that localization requirements are minimal. For example, our platform works without intensive translation requirements with only a few language adjustments to our user interface and support systems.

•

Grow our partnership ecosystem and continue to expand our platform. Our platform integrates easily with other systems and tools. We enable developers to embed our platform into their own offerings through open application program interfaces (APIs) and our cross-platform software development kits (SDKs). We have already partnered with several hardware video conferencing and peripheral providers and with software providers, including Atlassian and Dropbox. Our App Marketplace has attracted over 1,000 third-party developers, which we believe will extend the value and adoption of Zoom. We intend to continue to grow our partnership ecosystem to drive ubiquity and a better user experience.

Our Products

We provide a video-first communications platform that delivers happiness and fundamentally changes how people interact, connecting them through frictionless video, voice, chat and content sharing. Our products include

Zoom Meetings (including Zoom Chat), Zoom Rooms, Zoom Conference Room Connector, Zoom Phone, Zoom Video Webinars, Zoom for Developers and Zoom App Marketplace. The following graphic depicts our products:

Zoom Meetings

Zoom Meetings is the cornerstone of our platform that ties all of our other products and features together. Zoom Meetings provide HD video, voice, chat and content sharing across mobile devices, desktops, laptops, telephones and conference room systems. Our architecture can support tens of thousands of video participants in a single meeting. Conversations can be one-to-one, one-to-many or many-to-many. Zoom Meetings feature MP4/M4A cloud/local recording with transcripts, video breakout rooms, screen sharing with annotation and other powerful business applications to help teams get more done together. Zoom Meetings integrate with tools such as Atlassian, Dropbox, Google, LinkedIn, Microsoft, Salesforce and Slack. Our meetings are a flexible tool for on-the-go employees who rely on their mobile device or tablet throughout their business day as we are the only service to have mobile start, join, scheduling and screen sharing.

Zoom Chat, a feature of our Zoom Meetings platform, allows users to send texts, images, audio files and content instantly across desktop, laptop, tablet and mobile devices. Organizations use messaging to collaborate in groups or 1-1 channels, share files and information and stay connected. Chat allows easy invitation to people outside a user’s organization, and users can easily switch from a chat to a video meeting during a conversation. Zoom Chat can also store content, offering discoverability to users who want to review their conversations or shared files.

Zoom Rooms

Zoom Rooms is our software-based conference room system, which enables users to have frictionless Zoom Meetings in their physical meeting spaces. Running on third-party off-the-shelf hardware, Zoom Rooms is a cost-effective way to outfit meeting spaces at scale with video and voice conferencing, wireless content sharing and calendar integrations. This adaptable platform brings video to conference, huddle and training rooms, as well as executive offices, clinics and classrooms. The use of affordable, off-the-shelf hardware means that companies can outfit many more rooms with video instead of a few key executive conference rooms.

Zoom Rooms Scheduling Display, running on an iOS or Android tablet outside the conferencing space, allows users to see upcoming meetings, check in and schedule spontaneous meetings.

Zoom Rooms Digital Signage, running on commodity monitors, enables organizations to display content in common spaces and meeting spaces for corporate communications, internal marketing and branding.

Zoom Conference Room Connector

The Zoom Conference Room Connector is a gateway for H.323 and SIP devices to join Zoom meetings. For organizations that use H.323 or SIP conference room systems from providers such as Polycom and Cisco, Zoom’s Conference Room Connector can take these traditional hardware video conferencing systems to the cloud, allowing users to leverage their existing investments while taking advantage of our platform. This service may be used permanently, or as a bridge while an organization transitions from its legacy hardware-based conference rooms to software-based Zoom Rooms.

Zoom Phone

Zoom Phone is a cloud phone system available as an add-on that enhances our communications platform. We support inbound and outbound calling through the public switched telephone network and integrated traditional telephony features to enable customers to replace their existing private branch exchange (PBX) solution and consolidate all of their business communications and collaboration requirements onto Zoom.

Zoom Video Webinars

Zoom Video Webinars allows users to conduct large-scale online events such as town hall meetings, workshops and marketing presentations. Up to 100 panelists with full video, voice, chat and content sharing are able to communicate to over 10,000 view-only attendees. Zoom Video Webinars includes features such as Q&A, reporting, invitations and CRM and marketing automation software integrations. It also easily integrates with Facebook Live and YouTube, providing access to large bases of viewers.

Zoom for Developers and Zoom App Marketplace

Zoom for Developers allows developers to integrate our video, voice, chat and content sharing into other applications. On this solution, Zoom, third-party developers and partners build applications that integrate our platform with other cloud services. Our customers can also develop private applications that integrate Zoom into their systems. Our rich toolbox of extensible APIs, cross-platform SDKs and MobileRTC powered an average of more than 140 million API engagements per month for the 12 months ended January 31, 2019.

Our App Marketplace brings together these integrations built by Zoom and third-party developers, making it easy for developers to publish their apps and for customers to enhance their Zoom experience with new functionalities. We fully vet apps in our marketplace for security and user experience. Our App Marketplace features apps and bots with services such as HubSpot, Microsoft Teams and YouTube.

Our Technology and Infrastructure

Our unique technology and infrastructure enable best-in-class reliability, scalability and performance. We designed our communications platform to be video-first and cloud-native. Most legacy approaches utilize single multipoint control units (MCUs) to bridge video and voice participants into an integrated stream that is broadcast back to the participants. These hardware devices are shipped with defined processing and memory capacity that are difficult to scale. In addition, an MCU architecture is similar to other mainframe-like approaches where stream processing and mixing run on the same machine, which is resource-intensive and limits scalability.

Our technology was specifically designed from the start to address the most difficult component of communications: video. Video requires intense computing resources for encoding, decoding, multiplexing and synchronization, as well as higher bandwidth and network performance, to a much higher degree than other forms of communication like voice, chat and content sharing. Our architecture separates video content processing from the transporting and mixing of streams. We allocate video content processing to intelligent agents that reside on client devices and dynamically encode and decode based upon the performance of client technology, network performance and bandwidth. We leverage a next-generation multimedia router (MMR) that operates on commodity hardware and a globally distributed cloud infrastructure to determine the optimal data centers to host a meeting and an optimal set of paths to connect the participants.

Our technology and infrastructure have the following key strengths:

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Architectural separation of content processing from stream routing. Client-side processing for encoding and decoding, our MMR for routing and dynamic optimization of stream traffic enables us to provide reliable high-quality communications. This architecture means each MMR can support approximately 1,100 more meeting participants than a standard MCU, which generally supports up to 80 participants.

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Distributed cloud-native infrastructure from the start. From day one, we have invested in a distributed architecture and load balancing to ensure that end users always get the best possible performance and quality. Our geographically distributed architecture enables users to connect to the data center closest to their location. Our distributed architecture also enables us to provide a more scalable service. Our microservices architecture allows us to access resources automatically that enable us to seamlessly grow our capacity. As a result, from a technology perspective, we provide our users with a reliable video experience from two to thousands of video participants.

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Proactive quality of service application layer at client. Our optimization technology is based on proprietary algorithms that detect packet loss, latency, jitter, CPU utilization and bitrate/bandwidth to optimize the video, audio and content sharing experience. Depending on the type of device, our algorithm prioritizes the factors most important for the particular device, resulting in the best possible user experience.

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Security and disaster recovery. We offer robust security capabilities, including end-to-end encryption, secure login, administrative controls and role-based access controls. Our platform is SOC2 Type II and TRUSTArc compliant and enables customer HIPAA compliance. We have resilient disaster recovery capabilities, including active-active disaster recovery for real-time processes to help ensure that backup active servers are available.

Our cloud-native infrastructure offers the following key strengths:

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Private cloud for real-time activities. We host real-time video and voice using 13 co-located data centers on our own servers around the world. We have built a network of private links so that each data center connects to multiple others. This structure creates redundancies and ensures reliability and performance.

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Optimized public cloud usage. For maximum efficiency, we deploy public cloud providers (Amazon Web Services and Microsoft Azure) to host our web applications and messaging service that do not require real time usage.

Our Customers

We have customers of all sizes, from individuals to global Fortune 50 organizations. Our current customer base spans numerous industry categories, including education, entertainment/media, enterprise infrastructure, finance, healthcare, manufacturing, non-profit/not for profit and social impact, retail/consumer products and software/internet. No individual customer represented more than 5% of our revenue in the fiscal year ended January 31, 2019. A representative list of our largest customers is set forth below by industry:

Education: Indiana University Oklahoma State Regents for Higher Education The Pennsylvania State University The University of North Carolina at Chapel Hill Yale University	Entertainment/Media: Caesars Enterprise Services, LLC Condé Nast Discovery Communications, LLC Pandora Media, Inc. United Talent Agency	Enterprise Infrastructure: Dell USA L.P. F5 Networks, Inc. Hitachi Vantara Oracle America, Inc. VMware, Inc. Workday, Inc.
Finance: Capital One Services, LLC LPL Financial National Australia Bank Limited Wells Fargo Bank, N.A. Western Union Financial Services, Inc.	Healthcare: Boston Children’s Hospital Medical Information Technology, Inc. nib health fund limited Novant Health, Inc.	Manufacturing: Aristocrat Technologies Australia Pty Ltd Cooper-Standard Automotive Inc. Flextronics International Management Services Ltd LIXIL Group Corporation
Non-Profit, Not for Profit, and Social Impact Organizations: Chan Zuckerberg Initiative, LLC Cooperative for Assistance and Relief Everywhere, Inc. (CARE USA) Teach for America, Inc.	Retail/Consumer Products: Diageo Great Britain Limited Gap Inc. H-E-B Grocery Company, LP Southern Glazer’s Wine and Spirits, LLC Williams-Sonoma Inc.	Software and Internet: ServiceNow, Inc. Splunk Inc. Uber Technologies Inc.

Customer Case Studies

The following are representative examples of how some of our customers have benefitted from adopting Zoom:

Chan Zuckerberg Initiative

Situation: The Chan Zuckerberg Initiative (CZI) is a philanthropic organization focused on using technology to help solve intractable challenges such as eradicating disease and reforming the criminal justice system. Entering 2018 as a rapidly growing organization, CZI struggled with having high-quality and reliable video conferencing. Meetings with remote participants often did not start on time as conference rooms were not easy to use, regularly had technical failures such as dropped calls, and rapid employee growth led to confusion due to a lack of training on a complicated system.

Solution: CZI deployed Zoom across the organization, initially for mostly internal meetings, but rapidly expanded to global internal and external communications. Meetings begin on time more often as Zoom meetings are easy to start and do not require complex setup within Zoom Rooms. Employees no longer need extensive video conferencing training and have experienced increased reliability with their calls. CZI employees periodically work with organizations around the world, so Zoom’s reliability in low-bandwidth environments helps ensure those meetings can be conducted over video. In addition to deploying Zoom to employee devices, CZI has adopted a 100% video conferencing approach within their conference rooms and event spaces, building out nearly 100 Zoom Rooms of varying sizes and uses.

Discovery Communications, LLC

Situation: Discovery Communications, LLC (Discovery) is a global leader in real life entertainment, with more than 150 worldwide cable TV networks, including Discovery Channel, Animal Planet, and The Learning Channel (TLC). Discovery was previously operating with a mix of video conferencing solutions across desktop, mobile, and conference rooms, which created significant complexity due to the number of disparate tools and use cases, coupled with the burden of maintaining on-premises systems. Many of these tools were unable to properly share video and audio content simultaneously at high bit rates, a critical task for a media company that needs to collaborate on, review and edit video content across its global workforce.

Solution: In 2018, Discovery chose Zoom as its communication platform to unify video communications across desktop, mobile and conference rooms. Zoom was selected in part for its cloud infrastructure and its support for legacy hardware with Zoom Conference Room Connector, which allowed Discovery to transition over time from its legacy solutions to Zoom Rooms. Discovery is now rolling out Zoom Rooms globally, thereby unifying all video communications through one cloud platform. Discovery makes extensive use of Zoom’s video and audio screen sharing, a feature that allows its employees to share and collaborate on streaming content, such as television episodes and commercials, over Zoom. Discovery also makes frequent use of Zoom’s Microsoft Outlook and Workplace by Facebook integrations, through which Discovery’s employees can directly broadcast from the Zoom client to Workplace.

F5 Networks, Inc.

Situation: F5 Networks, Inc. (F5) delivers cloud and application security services to the world’s largest businesses, service providers, governments, and consumer brands. With more than 4,500 employees around the globe, F5 found that its previous collaboration tools struggled to support users across different regions and devices (especially Mac users). F5’s employees were using four different collaboration providers, creating inefficiencies and requiring F5’s IT to support multiple tools. Additionally, without reliable VoIP, F5 relied heavily on PSTN audio calls, which resulted in an average of $65,000 per year in overage charges.

Solution: In May 2018, F5 chose Zoom to replace all four providers it had been using for communication and collaboration. F5 rolled out Zoom in fewer than 90 days to the entire company. F5 saw a dramatic increase in its Zoom usage, with the total number of Zoom meetings increasing by more than seven times and total hours spent on Zoom increasing by more than 10 times, all within the first 90 days of adoption. F5’s employees were also using Zoom differently than previous tools. The number of people using video to connect through virtual face-to-face interactions increased significantly. Zoom’s high-quality VoIP reduced the audio overages expense as employees used Zoom for meeting audio instead of the phone, resulting in significant cost savings. Within the first month, VoIP was used in more than 70% of Zoom meetings, and VoIP usage has continued to grow quarter-over-quarter. Zoom has helped support broader company initiatives, such as an expanded work-from-home policy, greater international expansion, and virtual company-wide all-hands meetings. F5’s new Seattle headquarters is fully Zoom-enabled with over 190 Zoom Rooms, including a Zoom-powered executive briefing center, interview rooms, and training rooms.

National Australia Bank

Situation: National Australia Bank (NAB) is Australia’s largest business bank, with 33,000 employees serving 9 million customers at more than 900 locations. NAB funds important infrastructure in its communities including schools, hospitals and roads. In 2018, NAB began looking for a collaboration technology that would support its modernization efforts and help to drive cultural transformation at the 160-year-old bank.

Solution: NAB extensively tested a variety of services, simulating, in particular, low bandwidth environments given its broad local and international footprint. NAB found that Zoom consistently outperformed other services, solving the challenges it experienced collaborating across its branch network. Zoom also met all of NAB’s requirements, including working across devices and workspaces, performing well in low bandwidth environments, and suitable to scale to 33,000+ users effortlessly. Zoom was also selected because of its ability to integrate seamlessly with Microsoft Teams and Office 365. Additionally, Zoom’s ability to support companywide all-hands meetings on video, allowing NAB’s CEO to connect face-to-face with the global employee base, was a key selection factor. Finally, Zoom Rooms have significantly lowered the cost of building video-enabled conference rooms, allowing NAB to scale video collaboration spaces even to small remote branches.

Uber Technologies Inc.

Situation: Uber Technologies Inc. (Uber) is a global company whose mission is to ignite opportunity by setting the world in motion. Uber has completed more than 10 billion trips and is committed to building a platform that enables the safe, efficient movement of people around the world. With over 20,000 employees in hundreds of offices in more than 60 countries, Uber needed a scalable, robust platform to manage its workforce communications. Uber also wanted to outfit thousands of huddle and conference rooms in a way that would not cost tens of thousands of dollars per room. Additionally, given the global distribution of its workforce, Uber required a communication platform that its employees could use to communicate and collaborate from anywhere.

Solution: Uber deployed Zoom in 2014 across its organization. Zoom was able to match Uber’s swift growth as it expanded around the world and rapidly grew its employee base. Uber has added thousands of Zoom licenses each year to match Uber’s growth. Zoom is now woven into the fabric of Uber’s culture. Employees use Zoom to communicate and collaborate with each other from around the world. Uber has also established over 2,000 Zoom Rooms. Uber averaged over 14 million Zoom meeting minutes a month in 2018 with a Zoom CSAT greater than 95.

VMware, Inc.

Situation: VMware, Inc. (VMware) is a provider of cloud computing and platform virtualization software and services with over 21,000 employees and large engineering offices in Palo Alto and India. VMware employees historically used a mix of legacy tools to collaborate, causing users to experience low-quality connections and consistent challenges sharing content through video communications. VMware wanted to encourage a collaborative environment through the use of video, which it found to be difficult given the poor quality and reliability of video services in low bandwidth environments.

Solution: VMware rolled out Zoom across the company starting in December 2017. In January 2019, VMware had over 19,000 Zoom users who hosted over 41 million meeting minutes in January alone. Those meetings were attended by more than a million participants. In addition to providing Zoom to its employees for desktop and mobile meetings, VMware deployed Zoom Video Webinars for town halls and public events. VMware uses a number of Zoom integrations that further collaboration and business goals, including Slack, Microsoft Teams and Salesforce Pardot. VMware has achieved significant cost savings by using Zoom VoIP in place of PSTN. Employees are overwhelmingly happy with Zoom. The average monthly CSAT for VMware employees using Zoom from December 2017 through November 2018 was 96%, as measured by customer surveys. Zoom has become more than just a vendor for VMware, as improving employee experience is a key transformation program for IT. With Zoom solutions integrated with VMware Workspace ONE, deployment has been flawless and the one-touch sign-on features have been well-received by users.

Sales

Our sales model combines our viral demand generation and our free Zoom Meeting plan with a sales approach optimized for the size of each customer opportunity. This approach allows us to cost-effectively drive strong lead generation, upgrade free users to paid users and expand within organizations of all sizes and verticals. We leverage this demand through an integrated set of routes-to-market that include direct sales representatives, online channel, resellers and strategic partners. Our direct sales force includes our field sales representatives as well as our inside sales team, and it is organized by customer employee count and vertical. Our channel team coordinates the activities of resellers and strategic partners to build a strong ecosystem that broadens our reach. Our online channel supports high-volume, high-velocity, self-service sales.

Marketing

Our marketing team’s primary objective is to create preference for our brand by leveraging our viral growth, building awareness and engaging our users in person. Our team leverages our viral demand model to attract more paying users through orchestrated customer marketing programs, which reduces customer acquisition costs. We complement our viral growth with targeted online and out of home advertising. We use a variety of weighted metrics to determine our target geographic markets. We work with analysts and customers to provide third-party validation of our platform. We also participated in over 180 marketing and customer events around the world in 2018 and connect with and celebrate our users at Zoomtopia, our annual user conference.

Research and Development

We drive our business with constant innovation. Our ability to lead our market depends on our rapid introduction of new applications, technologies, features and functionality. We respond to customer needs with action to drive positive user experiences. Our engineers aim to stay on the cutting edge of video communication and collaboration technologies and release on average over 200 new and enhanced features a year. We strive to deliver the best experience to our users by dedicating approximately 20% of engineering capacity to developing on-demand, customer-requested features that would be valuable across our customer base. We have research and development presence in both the United States and China, which we believe is a strategic advantage for us, allowing us to invest more in increasing our product capabilities in an efficient manner.

Our Competition

The markets in which we operate are highly competitive. A significant number of companies have developed or are developing products and services that currently, or in the future may, compete with some or all of our offerings. Many of these services do not offer complete solutions – often they provide a feature comparable to a component of our platform (e.g., only conference rooms, only chat, only telephony). We primarily face competition from legacy web-based meeting services providers, including Webex and Skype for Business, bundled productivity solutions providers with basic video functionality, including Google, and point solutions providers, including LogMeIn. Our introduction of Zoom Phone may lead to competition with legacy PBX providers.

We believe we compete favorably based on the following competitive factors:

•	video-first platform;

•	cloud-native architecture;

•	functionality and scalability;

•	ease of use and reliability;

•	ability to utilize existing infrastructure such as legacy conference room hardware; and

•	low total cost of ownership.

Intellectual Property

Intellectual property is an important aspect of our business, and we seek protection for our intellectual property as appropriate. To establish and protect our proprietary rights, we rely upon a combination of patent, copyright, trade secret and trademark laws and contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. These laws, procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Furthermore, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions. Moreover, our platform incorporates software components licensed to the general public under open source software licenses. We obtain many components from software developed and released by contributors to independent open source components of our platform. Open source licenses grant licensees broad permissions to use, copy, modify and redistribute our platform. As a result, open source development and licensing practices can limit the value of our software copyright assets.

We continually review our development efforts to assess the existence and patentability of new intellectual property. We pursue the registration of our domain names, trademarks and service marks in the United States and in certain locations outside the United States. To protect our brand, we file trademark registrations in some jurisdictions.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

Our Facilities

Our corporate headquarters is located in San Jose, California, where we lease approximately 66,000 square feet of commercial space pursuant to operating leases that expire in the year ending January 31, 2030. In addition, we maintain additional offices in the United States and internationally in Australia, China and the United Kingdom. We believe that our facilities are suitable to meet our current needs.

Our Employees

As of January 31, 2019, we had 1,702 full-time employees. Of these employees, 1,012 are in the United States and 690 are in our international locations. None of our employees are represented by a labor union or covered by collective bargaining agreements, and we have not experienced any work stoppages.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information for our executive officers and directors as of March 15, 2019:

Name	Age	Position

Executive Officers

Eric S. Yuan	49	President, Chief Executive Officer and Chairman of the Board

Aparna Bawa	41	General Counsel and Secretary

Janine Pelosi	36	Chief Marketing Officer

Kelly Steckelberg	51	Chief Financial Officer

Non-Employee Directors

Jonathan Chadwick(1)	53	Director

Carl M. Eschenbach(1)	52	Director

Peter Gassner	53	Director

Kimberly L. Hammonds(3)	51	Director

Dan Scheinman(1)(2)	56	Lead Independent Director

Santiago Subotovsky(2)(3)	41	Director

Bart Swanson(2)(3)	55	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Eric S. Yuan. Mr. Yuan is the founder of our company and has served as the Chairman of our board directors, President and Chief Executive Officer since June 2011. From May 2007 to June 2011, Mr. Yuan served as Corporate Vice President of Engineering at Cisco Systems, Inc., a multinational technology company. Mr. Yuan served in various roles, most recently as Vice President of Engineering, at WebEx Communications, Inc., an internet company, from August 1997 until its acquisition by Cisco Systems, Inc. in May 2007. Mr. Yuan holds a Bachelor’s degree in Applied Math from Shandong University of Science & Technology and a Master’s degree in engineering from China University of Mining & Technology.

Mr. Yuan was selected to serve on our board of directors because of the perspective and experience he brings as our founder, as well as his extensive experience with technology companies.

Aparna Bawa. Ms. Bawa has served as our General Counsel since September 2018 and as our Secretary since December 2018. Prior to joining us, Ms. Bawa served as Senior Vice President and General Counsel of Magento, Inc., an e-commerce platform company, from June 2017 until its acquisition by Adobe Inc. in June 2018. From November 2012 to May 2017, Ms. Bawa served as Vice President, General Counsel and Secretary of Nimble Storage, Inc., an enterprise flash storage company, which was acquired by Hewlett Packard Enterprise in April 2017. Ms. Bawa holds a B.Sc. in Accounting from Marquette University and a J.D. from Harvard Law School.

Janine Pelosi. Ms. Pelosi has served as our Chief Marketing Officer since March 2019. She previously served as our Head of Marketing and Online Business from November 2018 to March 2019. Prior to this, Ms. Pelosi served as our Head of Marketing from March 2015 to November 2018. From May 2007 to March 2015, Ms. Pelosi served in various marketing roles at Cisco Systems, Inc., most recently as Senior Manager of Marketing WebEx Online. Ms. Pelosi served in various roles at WebEx Communications, Inc., most recently as Online Marketing Manager, from June 2004 until its acquisition by Cisco Systems, Inc. in May 2007. Ms. Pelosi holds a B.S. degree in Business Administration and Marketing from San Jose State University.

Kelly Steckelberg. Ms. Steckelberg has served as our Chief Financial Officer since November 2017. Prior to joining us, Ms. Steckelberg served in various executive positions at Zoosk, Inc., an internet dating company, including Chief Executive Officer from December 2014 to June 2017, Chief Operating Officer from August 2012 to December 2014 and Chief Financial Officer from March 2011 to December 2014. From May 2007 to March 2011, Ms. Steckelberg worked at Cisco Systems, Inc., where her roles included Consumer Segment Finance Senior Director and divisional Chief Financial Officer for WebEx. Prior to joining Cisco Systems, Inc., Ms. Steckelberg served as Controller and Chief Accounting Officer at WebEx Communications, Inc., from May 2006 until its acquisition by Cisco Systems, Inc. in May 2007. Ms. Steckelberg holds a B.B.A. in Accounting and an MPA from the University of Texas at Austin.

Non-Employee Directors

Jonathan Chadwick. Mr. Chadwick has served as a member of our board of directors since September 2017. Since April 2016, Mr. Chadwick has been a private investor. From November 2012 to April 2016, Mr. Chadwick served as Chief Financial Officer, Chief Operating Officer and Executive Vice President of VMware, Inc., a virtualization and cloud infrastructure solutions company. From March 2011 until October 2011, he served as the Chief Financial Officer of Skype Communication S.a.r.l., a voice over IP (VoIP) service company, and as a Corporate Vice President of Microsoft Corporation, a technology company, after its acquisition of Skype Communication S.a.r.l. from October 2011 until November 2012. From June 2010 until February 2011, Mr. Chadwick served as Executive Vice President and Chief Financial Officer of McAfee, Inc., a security software company, until its acquisition by Intel Corporation. From September 1997 until June 2010, Mr. Chadwick served in various executive roles at Cisco Systems, Inc. He also worked for Coopers & Lybrand, an accounting firm (now PricewaterhouseCoopers) in various roles in the United States and United Kingdom. He currently serves on the boards of directors of Cognizant Technology Solutions Corporation, an IT business services provider, Elastic N.V., a search and data analysis company, ServiceNow, Inc., a cloud computing company, and various private companies. He previously served on the board of directors of F5 Networks, Inc., an application networking delivery company. Mr. Chadwick is a Chartered Accountant in England and holds a B.Sc. degree in Electrical and Electronic Engineering from the University of Bath.

We believe Mr. Chadwick is qualified to serve as a member of our board of directors because of his significant financial expertise as a Chief Financial Officer and service on the boards of directors of various public companies.

Carl M. Eschenbach. Mr. Eschenbach has served as a member of our board of directors since November 2016. Since April 2016, Mr. Eschenbach has been a general partner at Sequoia Capital Operations, LLC, a venture capital firm. Prior to joining Sequoia Capital Operations, LLC, Mr. Eschenbach spent 14 years at VMware, Inc., most recently as its President and Chief Operating Officer, a role he held from December 2012 to March 2016. He served as VMware, Inc.’s Co-President and Chief Operating Officer from April 2012 to December 2012, as Co-President, Customer Operations from January 2011 to April 2012, and as Executive Vice President of Worldwide Field Operations from May 2005 to January 2011. Prior to joining VMware, Inc. in 2002, Mr. Eschenbach held various sales management positions with Inktomi Corporation, 3Com Corporation, Lucent Technologies Inc., and Dell EMC. He currently serves on the boards of directors of Palo Alto Networks, Inc., a global cybersecurity company, and Workday, Inc., a leading provider of enterprise cloud applications. Mr. Eschenbach is also a director of several private companies. Mr. Eschenbach received an electronics technician diploma from DeVry University.

We believe Mr. Eschenbach is qualified to serve as a member of our board of directors because of his significant experience in the technology industry and service on the boards of directors of various public companies.

Peter Gassner. Mr. Gassner has served as a member of our board of directors since October 2015. Since January 2007, Mr. Gassner has served as Chief Executive Officer and member of the board of directors of Veeva Systems Inc., a cloud computing company. Prior to that, from July 2003 to June 2005, Mr. Gassner served as Senior Vice President of Technology at salesforce.com, inc., a global leader in CRM. From January 1995 to June 2003, Mr. Gassner served as Chief Architect and General Manager of PeopleTools at PeopleSoft, Inc., a company providing human resources management systems acquired by Oracle. Mr. Gassner also serves on the board of directors of Guidewire Software, Inc., a software publisher. Mr. Gassner holds a B.S. in Computer Science from Oregon State University.

We believe Mr. Gassner is qualified to serve as a member of our board of directors because of his significant management experience in the technology industry and service on the boards of directors of various public companies.

Kimberly L. Hammonds. Ms. Hammonds has served as a member of our board of directors since September 2018. Ms. Hammonds served as the Group Chief Operating Officer at Deutsche Bank AG, a global financial services company and as a member of the Deutsche Bank Management Board from November 2015 to May 2018. She joined Deutsche Bank as Chief Information Officer and Global Co-Head Technology and Operations in November 2013 from The Boeing Company, a global aerospace company. Ms. Hammonds joined The Boeing Company in 2008 and served in a number of capacities, including most recently as Chief Information Officer/Vice President, Global Infrastructure, Global Business Systems from January 2011 to November 2013. Ms. Hammonds joined The Boeing Company from Dell Incorporated, a technology company, where she led IT systems development for manufacturing operations in the Americas, and directed global IT reliability and factory systems since 2007. Ms. Hammonds currently serves on the boards of directors of Box, Inc., an enterprise cloud content and file sharing provider, Cloudera, Inc., a data management, machine learning and advance analytics platform provider, Tenable Holdings, Inc., a provider of cybersecurity solutions, and Red Hat, Inc., a provider of open source solutions. Ms. Hammonds holds a B.S.E. from the University of Michigan at Ann Arbor and an MBA from Western Michigan University.

We believe Ms. Hammonds is qualified to serve as a member of our board of directors because of her significant market and financial expertise and service on the boards of directors of various public companies.

Dan Scheinman. Mr. Scheinman has served as a member of our board of directors since January 2013. Since April 2011, Mr. Scheinman has served as an angel investor. From January 1997 to April 2011, Mr. Scheinman served in various roles at Cisco Systems, Inc., most recently as Senior Vice President, Cisco Media Solutions Group. He currently serves on the boards of directors of Arista Networks, Inc., a cloud networking company and SentinelOne, an endpoint protection company. Mr. Scheinman holds a B.A. degree in Politics from Brandeis University and a J.D. from the Duke University School of Law.

We believe Mr. Scheinman is qualified to serve as a member of our board of directors because of his significant knowledge of our company and the technology industry.

Santiago Subotovsky. Mr. Subotovsky has served as a member of our board of directors since December 2014. Mr. Subotovsky is a General Partner at Emergence Capital, a venture capital firm, and has been with the firm since 2010. In 1999, Mr. Subotovsky founded AXG Tecnonexo, an e-learning vendor in Latin America. Mr. Subotovsky currently serves on the boards of directors of several private companies. He holds a B.S. in Economics from Universidad de San Andrés in Argentina and an MBA from Harvard Business School. Mr. Subotovsky is an Endeavor Entrepreneur and Kauffman Fellow.

We believe Mr. Subotovsky is qualified to serve on our board of directors because of his experience in the venture capital industry and his market knowledge and experience serving as a director of various private companies.

Bart Swanson. Mr. Swanson has served as a member of our board of directors since August 2013. Since March 2013, Mr. Swanson has served as an advisor at Horizons Ventures Limited, a venture capital firm. Previously, Mr. Swanson served as Chairman and President of Summly Ltd., a mobile news app acquired by Yahoo Inc., the Chief Operating Officer of Badoo Ltd., a social discovery network, the Managing Director and Vice President International at GSI Commerce, an e-commerce corporation acquired by eBay Inc., and a General Manager at Amazon.com, Inc., a multinational technology company. Mr. Swanson currently serves on the boards of directors of several private companies, including Beyond Merits Limited. Mr. Swanson previously served as a director of the Modern Times Group (MTG), a digital entertainment company. Mr. Swanson holds a B.A. in History and Political Science from the University of Southern California, an M.A. in International Studies from the University of Pennsylvania, and an MBA from The Wharton School of the University of Pennsylvania.

We believe Mr. Swanson is qualified to serve as a member of our board of directors because of his experience in the venture capital industry and his market knowledge and experience serving as a director of various private companies.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have eight directors. Our current directors will continue to serve as directors until their resignation, removal or successor is duly elected. Pursuant to our amended and restated bylaws and amended and restated certificate of incorporation as in effect prior to the completion of this offering and a voting agreement, Messrs. Scheinman and Yuan were elected to serve as members of our board of directors by the holders of our common stock, Messrs. Eschenbach, Subotovsky and Swanson were elected to serve as members of our board of directors by the holders of our convertible preferred stock, and Messrs. Chadwick and Gassner and Ms. Hammonds were elected to serve as members of our board of directors by the holders of a majority of our capital stock, voting together. The provisions of our amended and restated bylaws, amended and restated certificate of incorporation, and the voting agreement by which the directors are currently elected will terminate in connection with this offering, and there will be no contractual obligations regarding the election of our directors upon completion of this offering.

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation that will be in effect upon the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Messrs. Gassner and Yuan, and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be Messrs. Chadwick and Scheinman and Ms. Hammonds, and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be Messrs. Eschenbach, Subotovsky and Swanson, and their terms will expire at our third annual meeting of stockholders following this offering.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Ms. Hammonds and Messrs. Chadwick, Eschenbach, Gassner, Scheinman, Subotovsky and Swanson do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of The Nasdaq Stock Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares held by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, our corporate governance guidelines will provide that in the event that the chairman of the board of directors is not an independent director, our independent directors will designate one of the independent directors to serve as lead independent director, and if the chairman of the board of directors is an independent director, our board of directors may determine whether it is appropriate to appoint a lead independent director. The corporate governance guidelines will provide that if our board of directors elects a lead independent director, currently Mr. Scheinman, such lead independent director will preside over meetings of our independent directors, coordinate activities of the independent directors, oversee, with our nominating and corporate governance committee, the self-evaluation of our board of directors, including committees of our board of directors, and preside over any portions of meetings of our board of directors at which the performance of our board of directors is presented or discussed, be available for consultation and director communication with stockholders as deemed appropriate, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of Messrs. Chadwick, Eschenbach and Scheinman. Our board of directors has determined that each member of the audit committee satisfies the independence requirements under the listing standards of The Nasdaq Stock Market and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Mr. Chadwick. Our board of directors has determined that Mr. Chadwick is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of his employment.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of The Nasdaq Stock Market.

Compensation Committee

Our compensation committee consists of Messrs. Scheinman, Subotovsky and Swanson. The chair of our compensation committee is Mr. Scheinman. Our board of directors has determined that each member of the compensation committee is independent under the listing standards of The Nasdaq Stock Market, and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and recommending to our board of directors the compensation of our chief executive officer and other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of The Nasdaq Stock Market.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Hammonds and Messrs. Subotovsky and Swanson. The chair of our nominating and corporate governance committee is Mr. Subotovsky. Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the listing standards of The Nasdaq Stock Market.

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and related matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of The Nasdaq Stock Market.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the completion of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at https://zoom.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of The Nasdaq Stock Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

During the fiscal year ended January 31, 2019, we did not pay cash compensation to any of our non-employee directors for service on our board of directors. We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

The following table sets forth information regarding the compensation earned or paid to our directors during the fiscal year ended January 31, 2019, other than Eric S. Yuan, our President and Chief Executive Officer, who is also a member of our board of directors but did not receive any additional compensation for service as a director. The compensation of Mr. Yuan as a named executive officer is set forth below under “Executive Compensation—Summary Compensation Table.”

Name	Option Awards ($)(1)(2)	Total ($)
Jonathan Chadwick(3)	—	—
Samuel Chen(4)	—	—
Carl Eschenbach	—	—
Peter Gassner(5)	—	—
Kimberly L. Hammonds(6)	$1,362,390	$1,362,390
Dan Scheinman(7)	$903,950	$903,950
Santiago Subotovsky	—	—
Bart Swanson	—	—

(1)

The amounts reported represent the aggregate grant date fair value of the stock options granted during the fiscal year ended January 31, 2019 under our 2011 Plan, computed in accordance with Financial Accounting Standard Board Accounting Standards Codification, Topic 718, or ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 7 to the notes to our consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that may be realized by the non-employee directors.

(2)	As of January 31, 2019, only Mr. Chadwick, Mr. Gassner, Ms. Hammonds and Mr. Scheinman held shares underlying unvested equity awards.
(3)

As of January 31, 2019, Mr. Chadwick held 400,000 restricted shares of our Class B common stock, acquired pursuant to his early exercise of a stock option granted in September 2017, of which 133,333 shares had vested as of such date and 266,667 shares remain subject to our repurchase right in accordance with the option’s vesting schedule. One forty-eighth of the shares subject to the option vested on October 6, 2017, and one forty-eighth of the total shares vest monthly thereafter, subject to Mr. Chadwick’s continued service to us through each such date. Upon a change in control (as defined in the 2011 Plan), the vesting of the shares shall accelerate in full.

(4)	Mr. Chen resigned from our board of directors on September 6, 2018.
(5)

As of January 31, 2019, Mr. Gassner held 1,202,720 restricted shares of our Class B common stock of which 1,022,312 shares had vested as of such date and 180,408 shares remain subject to our repurchase right in accordance with the vesting schedule of the restricted stock award. The right of repurchase subject to the shares under the restricted stock award lapsed with respect to 481,088 shares as of October 28, 2015 and the right of repurchase shall lapse with respect to an additional 180,408 shares annually thereafter, subject to his continued service to us through each such date. Upon a change in control (as defined in the 2011 Plan), the vesting of the shares shall accelerate in full.

(6)

As of January 31, 2019, Ms. Hammonds held a stock option to purchase 150,000 shares of our Class B common stock at an exercise price per share of $3.77, which was granted in September 2018. The option vests in 48 equal monthly installments measured from September 12, 2018, subject to Ms. Hammonds’ continued service and acceleration upon a change in control (as defined in the 2011 Plan), and may be early exercised prior to vesting subject to our right to repurchase the shares that lapses in accordance with the option vesting schedule.

(7)

As of January 31, 2019, Mr. Scheinman held a stock option to purchase 100,000 shares of our Class B common stock at an exercise price per share of $10.79, which was granted in November 2018. The option vests in 48 equal monthly installments measured from November 29, 2018, subject to Mr. Scheinman’s continued service and acceleration upon a change in control (as defined in the 2011 Plan), and may be early exercised prior to vesting subject to our right to repurchase the shares that lapses in accordance with the option vesting schedule.

EXECUTIVE COMPENSATION

Our named executive officers for the fiscal year ended January 31, 2019 were:

•	Eric S. Yuan, our President and Chief Executive Officer;

•	Janine Pelosi, our Chief Marketing Officer;

•	Aparna Bawa, our Secretary and General Counsel; and

•	Gregory Holmes, our former Head of Worldwide Sales.

Ms. Bawa commenced employment with us on September 5, 2018. As of January 15, 2019, Mr. Holmes is no longer our Head of Worldwide Sales or one of our executive officers, and has transitioned to a corporate strategy role with us.

Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers during the fiscal years ended January 31, 2019 and January 31, 2018, in the case of Mr. Yuan and Mr. Holmes, who were also named executive officers for the fiscal year ended January 31, 2018.

Name and Principal Position	Year	Salary	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	Other Compensation		Total
Eric S. Yuan, President and Chief Executive Officer	2019	$300,000	$4,374,307	—	—		$4,674,307
	2018	$300,000	—	—	$8,636,599	(3)	$8,936,599
Janine Pelosi, Chief Marketing Officer	2019	$224,167	$3,241,215	$52,500	—		$3,517,882
Aparna Bawa, Secretary and General Counsel	2019	$102,083	$2,602,923	$32,083	—		$2,737,089
Gregory Holmes, former Head of Worldwide Sales	2019	$226,667	$2,624,520	$368,940	—		$3,220,127
	2018	$192,083	—	$484,243	—		$676,326

(1)

The amounts disclosed represent the aggregate grant date fair value of stock options granted under our 2011 Plan during the indicated fiscal year computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options during fiscal year 2019 are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that may be realized by the named executive officers.

(2)

The amounts disclosed represent the applicable named executive officer’s total performance bonus earned for the fiscal years ended January 31, 2018 and January 31, 2019 as described below under “—Performance-Based Bonus Opportunity.”

(3)

The amount disclosed represents the stock-based compensation cost, computed in accordance with ASC Topic 718, attributed to Mr. Yuan’s sale of 2,899,136 shares of our common stock to Digital Mobile Venture Ltd., an existing investor in our company, in May 2017. The amount disclosed above is calculated for purposes of financial accounting purposes under U.S. GAAP. The assumptions used in calculating the amount are included in Note 7 to our audited consolidated financial statements included elsewhere in this prospectus. The transfer was not intended to be compensation paid by us to Mr. Yuan and is described in the section titled “Certain Relationships and Related Party Transactions—Common Stock Transfer Agreement.”

Annual Base Salary

The compensation of our named executive officers is generally determined and approved by the compensation committee of our board of directors. The base salaries of each of our executive officers for the fiscal year ended January 31, 2019 are listed in the table below.

Name	Fiscal Year 2018 Base Salary
Eric S. Yuan	$300,000
Janine Pelosi	$250,000	(1)
Aparna Bawa	$250,000	(2)
Gregory Holmes	$250,000	(3)

(1)

Ms. Pelosi’s base salary rate was effective as of October 1, 2018. Ms. Pelosi’s base salary rate was $215,000 from April 1, 2018 until September 30, 2018 and was $200,000 from February 1, 2018 until March 31, 2018.

(2)	Ms. Bawa’s base salary rate was effective as of September 5, 2018 upon commencement of her employment.
(3)

Mr. Holmes’ base salary rate was effective as of October 1, 2018. Mr. Holmes’ base salary rate was $215,000 from February 1, 2018 through September 30, 2018. As of January 15, 2019, Mr. Holmes is no longer our Head of Worldwide Sales or an executive officer.

Annual Performance-Based Bonus Opportunity

In addition to base salaries, our executive officers other than Mr. Yuan are eligible to receive performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve defined performance goals and to reward our executives for individual achievement towards these goals. The performance-based bonus each executive officer is eligible to receive is generally based on the extent to which we achieve the corporate goals that our board or compensation committee establishes and is paid quarterly.

For the fiscal year ended January 31, 2019, Ms. Pelosi was eligible to receive a bonus at an annual target of approximately 20% of her fiscal base salary, Ms. Bawa was eligible to receive a bonus at an annual target of 35% of her base salary and Mr. Holmes was eligible to receive a bonus at an annual target of approximately 100% of his base salary. Our corporate performance objectives for the fiscal year ended January 31, 2019 related to achievement of monthly recurring revenue targets and, with respect to Mr. Holmes, sales targets under our sales commission program. Ms. Pelosi, Ms. Bawa and Mr. Holmes earned bonuses for the fiscal year ended January 31, 2019 performance based on our achievement of the relevant performance targets for each executive. Ms. Bawa’s earned bonus amount was prorated for the period of time she was employed during the fiscal year ended January 31, 2019. All bonuses for the fiscal year ended January 31, 2019 were paid in cash.

Equity-Based Incentive Awards

Prior to this offering, we have granted stock options to each of our named executive officers pursuant to the 2011 Plan, the terms of which are described below under “—Equity Incentive Plans.” All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of the grant of such award.

In September 2018, our compensation committee granted options to purchase 500,000 shares to Mr. Yuan, 450,000 shares to Ms. Pelosi, 360,000 shares to Ms. Bawa and 300,000 shares to Mr. Holmes. Each of the options have an exercise price per share of $3.77, except that 132,585 shares of Mr. Yuan’s option have an exercise price per share of $4.15 in order to comply with tax rules governing options intended to be “incentive stock options.” The shares subject to each of the September 2018 options vest in 48 equal monthly installments measured from the grant date, subject to the executive’s continuous service with us as of each such vesting date. Ms. Bawa’s option grant permits early exercise, whereby Ms. Bawa may purchase shares prior to vesting, subject to our right to repurchase such shares, lapsing over time in accordance with the vesting schedule of the stock option.

Ms. Bawa exercised her option in full in September 2018. In October 2018, our compensation committee amended Mr. Yuan’s September 2018 option (to the extent of 367,415 shares thereunder that did not pertain to the “incentive stock option” portion of his grant) to also permit early exercise, whereby Mr. Yuan could purchase shares prior to vesting, subject to our right to repurchase such shares, lapsing over time in accordance with the vesting schedule of the stock option.

Each of our named executive officer’s option grants are additionally subject to potential vesting acceleration as described below under “—Agreements with our Named Executive Officers.”

Agreements with Our Named Executive Officers

Eric S. Yuan. In December 2018, we entered into a confirmatory offer letter with Mr. Yuan. The confirmatory offer letter has no specific term, provides for at-will employment and reflects Mr. Yuan’s current annual base salary of $300,000 and “double trigger” severance benefits upon an involuntary termination in connection with a change in control, as described below under “—Potential Payments upon Termination or Change in Control.”

Janine Pelosi. We entered into an initial letter agreement with Ms. Pelosi in February 2015 that provided for her at-will employment, initial annual base salary, performance bonus opportunity and the terms of her initial stock option, which was granted in April 2015. In December 2018, we entered into a confirmatory offer letter with Ms. Pelosi. The confirmatory offer letter has no specific term, provides for at-will employment and reflects Ms. Pelosi’s current annual base salary of $250,000, target bonus opportunity per year of 20% of her annual base salary and “double trigger” severance benefits upon an involuntary termination in connection with a change in control, as described below under “—Potential Payments upon Termination or Change in Control.”

Aparna Bawa. We entered into an initial letter agreement with Ms. Bawa in August 2018 that provided for her at-will employment, initial annual base salary, performance bonus opportunity and the terms of her initial stock option which was granted in September 2018. In December 2018, we entered into a confirmatory offer letter with Ms. Bawa. The confirmatory offer letter has no specific term, provides for at-will employment and reflects Ms. Bawa’s current annual base salary of $250,000, target bonus opportunity per year of 35% of her annual base salary and “double trigger” severance benefits upon an involuntary termination in connection with a change in control, as described below under “—Potential Payments upon Termination or Change in Control.”

Gregory Holmes. We entered into an offer letter agreement with Mr. Holmes in December 2012 that provided for his at-will employment, initial annual base salary, commission-based performance bonus opportunity and the terms of his initial stock option that was granted in January 2014, which Mr. Holmes has exercised. In December 2018, we entered into a confirmatory offer letter with Mr. Holmes. The confirmatory offer letter has no specific term, provides for at-will employment and reflects Mr. Holmes’ current annual base salary of $250,000, target bonus opportunity per year of 100% of his annual base salary and “double trigger” severance benefits upon an involuntary termination in connection with a change in control, as described below under “—Potential Payments upon Termination or Change in Control.” Mr. Holmes is no longer our Head of Worldwide Sales or one of our executive officers, and has transitioned to a corporate strategy role with us.

Potential Payments upon Termination or Change in Control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his or her term of service, including unpaid salary and unused vacation.

Each of our named executive officers is eligible for severance benefits in the form of a payment equal to six months of base salary, accelerated vesting of all outstanding equity awards and payment of up to six months of COBRA premiums, upon an involuntary termination within the 12 months following a change in control (as defined in the confirmatory offer letter), pursuant to the confirmatory offer letters described above under “—Agreements with Our Named Executive Officers.” An involuntary termination for purposes of the severance benefits generally means a termination by us other than for death, disability or cause (as defined in the confirmatory offer letter) or a resignation for good reason (as defined in the confirmatory offer letter). In addition, each of our named executive officers’ stock options are subject to the terms of the 2011 Plan and form of share option agreement thereunder. A description of the termination and change in control provisions in the 2011 Plan and stock options granted thereunder is provided below under “—Equity Incentive Plans.”

Outstanding Equity Awards at Fiscal Year-End

The following table presents the outstanding equity incentive plan awards held by each named executive officer as of January 31, 2019.

	Option Awards(1)							Stock Awards(1)
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price Per Share(2)	Option Expiration Date	Number of shares or units of stock that have not vested		Market value of shares or units of stock that have not vested
Eric S. Yuan	9/24/2018	(3)	28,730	103,855		$4.15	9/24/2023	—		—
	9/24/2018	(4)	367,415	—		$3.77	9/24/2028	—		—
Janine Pelosi	4/24/2015	(5)	50,000	16,667		$0.14	4/24/2025	—		—
	9/6/2018	(6)	56,250	393,750		$3.77	9/6/2028	—		—
Aparna Bawa	—		—	—		—	—	360,000	(7)	$1,508,400
Gregory Holmes	11/3/2016		80,000	220,000	(8)	$0.30	11/3/2026	—		—
	9/24/2018		25,000	275,000	(9)	$3.77	9/24/2028	—		—

(1)	All of the stock and option awards were granted under the 2011 Plan, the terms of which plan is described below under “—Equity Incentive Plans.”
(2)

All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors or compensation committee, except that Mr. Yuan’s stock option covering 132,585 shares was granted with an exercise price per share equal to 110% of the fair market value of one share of our common stock on the date of grant in order to comply with tax rules governing options intended to be “incentive stock options.”

(3)

The shares subject to the option vest in monthly installments, subject to Mr. Yuan’s continuous service with us as of each such vesting date as follows: approximately 8,840 shares vested on October 24, 2018 and approximately 8,840 shares vested on the 24th day of each month thereafter through and including December 24, 2018, approximately 2,210 shares vested on January 24, 2019 and approximately 2,210 shares vest on the 24th day of each month thereafter through and including December 24, 2021 and approximately 2,945 shares vest on the 24th day of each month thereafter through and including September 24, 2022.

(4)

The shares subject to the option vest in monthly installments, subject to Mr. Yuan’s continuous service with us as of each such vesting date as follows: approximately 1,577 shares vested on October 24, 2018 and approximately 1,577 vested on the 24th day of each month thereafter through and including December 24, 2018, approximately 8,207 shares vested on January 24, 2019 and approximately 8,207 shares vest on the 24th day of each month thereafter through and including December 24, 2021 and approximately 7,472 shares vest on the 24th day of each month thereafter through and including September 24, 2022. This option was amended by our compensation committee in October 2018 to permit early exercise so that all shares are exercisable prior to vesting, subject to our right to repurchase such shares, lapsing over time in accordance with the vesting schedule of the stock option.

(5)

One-fourth of the shares subject to the option vested on March 16, 2016 and the remaining shares subject to the option vest in 36 equal monthly installments measured from March 16, 2016, subject to Ms. Pelosi’s continuous service with us as of each such vesting date.

(6)	The shares subject to the option vest in 48 equal monthly installments measured from July 11, 2018, subject to Ms. Pelosi’s continuous service with us as of each such vesting date.
(7)

The shares were purchased by Ms. Bawa at $3.77 per share in September 2018 and are subject to our right of repurchase upon Ms. Bawa’s termination of service with us which lapses over time in accordance with the following vesting schedule: one-fourth of the shares will vest on September 5, 2019 and the remaining shares will vest in 36 equal monthly installments measured from September 5, 2019, subject to Ms. Bawa’s continuous service with us as of each such vesting date.

(8)	The shares subject to the option vest in 48 equal monthly installments measured from November 3, 2016, subject to Mr. Holmes’ continuous service with us as of each such vesting date.
(9)	The shares subject to the option vest in 48 equal installments measured from September 24, 2018, subject to Mr. Holmes’ continuous service with us as of each such vesting date.

Other Compensation and Benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. We pay the premiums for the life, disability and accidental death and dismemberment insurance for all of our employees, including our named executive officers. We generally do not provide perquisites or personal benefits to our named executive officers.

We maintain a 401(k) plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation up to certain Code limits, which are updated annually. We have the ability to make matching and discretionary contributions to the 401(k) plan. Currently, we do not make matching contributions or discretionary contributions to the 401(k) plan. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.

Our named executive officers did not participate in, or earn any benefits under, a nonqualified deferred compensation plan sponsored by us during the fiscal year ended January 31, 2019. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the fiscal year ended January 31, 2019.

Clawback Policy

As a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws as a result of misconduct, our Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of section 304 of the Sarbanes-Oxley Act.

Additionally, we voluntarily adopted an incentive compensation recoupment, or “clawback”, policy that will become effective on the date of the underwriting agreement related to this offering, ahead of final guidance by the SEC regarding the claw back rules that will be required under the Dodd-Frank Wall Street Reform and Consumer Protection Act. Under our clawback policy, if an officer’s misconduct contributed to our having to prepare an accounting restatement to correct an error material to our previously issued financial statements, we may seek to recover incentive compensation (which may include cash bonus or incentive compensation, certain outstanding equity awards or severance or change in control compensation) that was granted, vested or paid during the 12 month period preceding the restatement obligation as noted above. Our board of directors has the authority and discretion to determine whether an event covered by our clawback policy has occurred and, depending on the facts and circumstances, may (but need not) require full or partial forfeiture and/or prepayment of the incentive compensation described above. Additionally, we intend to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act and will modify our clawback policy to the extent required by law as soon as, and to the extent that, the requirements of such clawbacks are finalized by the SEC.

Equity Plans

Fourth Amended and Restated 2011 Global Share Plan

Our board of directors adopted our 2011 Plan in April 2011, and our stockholders approved the 2011 Plan in June 2011. The 2011 Plan has been periodically amended, most recently in September 2017. As of January 31, 2019, there were 1,848,100 shares of Class B common stock remaining available for the future grant of stock awards under our 2011 Plan. As of January 31, 2019, stock options covering 35,064,465 shares of our Class B common stock were outstanding and restricted shares covering 1,441,638 shares of Class B common stock were outstanding and subject to vesting and our repurchase right under the 2011 Plan. We expect that any shares of Class B common stock remaining available for issuance under the 2011 Plan at the time of this offering will become available for issuance for a corresponding number of shares of our Class A common stock under the 2019 Plan.

Stock Awards. Our 2011 Plan provides for the grant of incentive stock options (ISOs) within the meaning of Section 422 of the Internal Revenue Code (Code) to our employees or certain of our subsidiary companies, and for the grant of nonstatutory stock options (NSOs) and restricted shares to such employees, our directors and to consultants engaged by us or any of our subsidiary companies. The 2011 Plan further provides for the grant of options and restricted shares to service providers who are not U.S. persons and certain types of trusts for the benefit of service providers, subject to certain restrictions.

Authorized Shares. Subject to certain capitalization adjustments, the aggregate number of shares of Class B common stock that may be issued pursuant to stock awards under the 2011 Plan will not exceed 71,240,000 shares.

Shares subject to stock awards granted under our 2011 Plan that expire, become unexercisable or are cancelled, forfeited to or repurchased by us due to the failure to vest, or otherwise terminated without having been exercised or settled in full, or are surrendered pursuant to an exchange program (as described below) in accordance with the 2011 Plan, shall revert to and again become available for issuance under the 2011 Plan (unless the 2011 Plan has terminated). This includes shares that are reacquired pursuant to any forfeiture provision, right of repurchase or redemption or shares that are used to satisfy the exercise or purchase price for the award or any tax withholding obligations related to an award.

Plan Administration. Our board of directors administers and interprets the provisions of the 2011 Plan. The board of directors may delegate its authority to a committee of the board and has delegated authority to the compensation committee of the board, referred to as the “plan administrator.” The plan administrator may additionally delegate limited authority to specified officers to execute any instrument required to effect an award previously granted by the plan administrator. Under our 2011 Plan, the plan administrator has the authority to, among other things, determine award recipients, the numbers and types of stock awards to be granted, the applicable fair market value and the provisions of each stock award, including the period of their exercisability and the vesting schedule applicable to a stock award, construe and interpret the 2011 Plan and awards granted thereunder, prescribe, amend and rescind rules and regulations for the administration of the 2011 Plan, and accelerate the vesting of awards.

Under the 2011 Plan, the plan administrator also has the authority, without stockholder consent, to institute and determine the terms of an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise or purchase prices and different terms), awards of a different type, and/or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the plan administrator and/or (iii) the exercise or purchase price of an outstanding award is reduced or increased.

Stock Options. ISOs and NSOs are granted under share option agreements and option rules adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2011 Plan, provided that the exercise price of a stock option generally will not be less than 100% of the fair market value of our common stock on the date of grant (or 110% of the fair market value for 10% stockholders as required by the Code). Options granted under the 2011 Plan vest at the rate specified in the share option agreements and option rules as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2011 Plan, up to a maximum of 10 years (or five years for 10% stockholders as required by the Code). If an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability or death, the optionholder may generally exercise any vested options for a period of up to 30 days following the cessation of service, or such other period of time set forth in the share option agreement. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, the executors or administrators of the optionholder’s estate or any person who has acquired the option from the optionholder by beneficiary designation, bequest or inheritance may generally exercise any vested options for a period of up to six months following the date of death, or such other period of time set forth in the share option agreement. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of up to six months following the cessation of service, or such other period of time set forth in the share option agreement. In no event may an option be exercised beyond the expiration of its term.

The exercise price for shares issued under the 2011 Plan are generally payable in cash or cash equivalents or other forms of consideration determined by the plan administrator, including but not limited to a broker-assisted cashless exercise or a net exercise.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution or (except for ISOs) pursuant to a domestic relations order.

Restricted Shares. Restricted shares may be awarded in consideration for cash or cash equivalents or another form of consideration, including past services, as determined by our plan administrator. Restricted shares may also be issued upon an optionholder’s exercise of an unvested option, or an “early exercise.” The plan administrator determines the terms and conditions of restricted shares, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Class B common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right. Restricted shares acquired upon early exercise of a stock option are generally subject to our right to repurchase such shares upon the holder’s termination of service with us for any reason, at the lesser of the price paid for such shares or the then-current fair market value.

Changes to Capital Structure. In the event of any dividend or other distribution, recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other change in our corporate structure affecting our shares, the plan administrator will adjust the number and class of shares that may be delivered under the 2011 Plan and/or the number, class and price of shares covered by each outstanding award.

Corporate Transactions. In the event of a merger or a change in control, each outstanding award will be treated as the plan administrator determines, which may include, without limitation, a determination that:

•	awards will be assumed or substituted by the acquiring or succeeding corporation with appropriate adjustments;

•	upon written notice to the participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control;

•

outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part prior to or upon consummation of such merger or change in control and, to the extent the plan administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control;

•

an award will terminate in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction or an award will be replaced with other rights or property selected by the plan administrator in its sole discretion; or

•	any combination of the foregoing.

The plan administrator is not obligated to treat all awards similarly.

In the event that the successor corporation in a merger or change in control does not assume or substitute an award, the award will fully vest and become exercisable and with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If the award is an option, it will be exercisable for a period of time determined by the plan administrator and will terminate upon the expiration of such period.

In addition to the above, the plan administrator may provide, in an award agreement or in any other written agreement between the participant and the Company, for accelerated vesting and exercisability in the event of a change in control or similar transaction.

Under the 2011 Plan, a change in control is generally defined as the occurrence of any of the following events: (i) a change in our ownership that occurs on the date that any one person, or more than one person acting as a group, acquires ownership of our share capital that, together with the share capital held by such person, constitutes more than 50% of our stockholders’ total voting power, except as a result of a private financing approved by the board of directors; (ii) if we have a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company that occurs on the date that a majority of our directors on the board of directors are replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors prior to the date of the appointment or election or (iii) a change in the ownership of a substantial portion of our assets that occurs on the date that any person acquires assets from us that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of our assets immediately prior to such acquisition.

Plan Amendment or Termination. The plan administrator may at any time amend, alter, suspend or terminate the 2011 Plan. Certain amendments, alterations, or the suspension or discontinuance of the 2011 Plan may require the written consent of holders of outstanding awards. Certain material amendments also require the approval of our stockholders. Unless sooner terminated, the 2011 Plan terminates in September 2027.

2019 Equity Incentive Plan

Our board of directors adopted our 2019 Plan in April 2019, and we expect our stockholders to approve our 2019 Plan prior to the completion of this offering. Our 2019 Plan is a successor to and continuation of our 2011 Plan. Our 2019 Plan will become effective on the date of the underwriting agreement related to this offering. The 2019 Plan came into existence upon its adoption by our board of directors, but no grants will be made under the 2019 Plan prior to its effectiveness. Once the 2019 Plan is effective, no further grants will be made under the 2011 Plan.

Awards. Our 2019 Plan provides for the grant of ISOs to employees, including employees of any parent or subsidiary, and for the grant of NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares. Initially, the maximum number of shares of our Class A common stock that may be issued under our 2019 Plan after it becomes effective will not exceed 58,300,889 shares of our Class A common stock, which is the sum of (1) 34,000,000 new shares, plus (2) an additional number of shares not to exceed 24,300,889, consisting of (A) shares that remain available for the issuance of awards under our 2011 Plan as of immediately prior to the time our 2019 Plan becomes effective and (B) shares of Class B common stock subject to outstanding stock options or other stock awards granted under our 2011 Plan that, on or after the 2019 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our Class A common stock reserved for issuance under our 2019 Plan will automatically increase on February 1 of each calendar year, starting on February 1, 2020 through February 1, 2029, in an amount equal to (i) 5% of the total number of shares of our common stock (both Class A and Class B) outstanding on January 31 of the fiscal year before the date of each automatic increase, or (ii) a lesser number of shares determined by our board of directors prior to the applicable February 1st. The maximum number of shares of our Class A common stock that may be issued on the exercise of ISOs under our 2019 Plan is 174,902,667 shares.

Shares subject to stock awards granted under our 2019 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2019 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under our 2019 Plan. If any shares of Class A common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us for any reason, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2019 Plan. Any shares previously issued which are reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2019 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2019 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2019 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the 2019 Plan, the board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (A) the reduction of the exercise, purchase, or strike price of any outstanding award; (B) the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2019 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. Options granted under the 2019 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2019 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of Class A common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our Class A common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Class A common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. A stock appreciation right granted under the 2019 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of Class A common stock.

The plan administrator determines the term of stock appreciation rights granted under the 2019 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2019 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Class A common stock.

The performance goals may be based any measure of performance selected by the board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the board of directors at the time the performance award is granted, the board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our Class A common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our Class A common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any Non-Employee Director with respect to any calendar year, including awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed $750,000 in total value.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2019 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2019 Plan in the event of a corporate transaction (as defined in the 2019 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2019 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of Class A common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder provided in the stock award, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of Class A common stock.

Under the 2019 Plan, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our Class A common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. Awards granted under the 2019 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur. Under the 2019 Plan, a change in control is generally (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, (3) stockholder approval of a complete dissolution or liquidation, (4) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction, or (5) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2019 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2019 Plan. No stock awards may be granted under our 2019 Plan while it is suspended or after it is terminated.

2019 Employee Stock Purchase Plan

Our board of directors adopted our ESPP in April 2019 and we expect our stockholders to approve our 2019 Plan prior to the completion of this offering. The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP includes two components. One component is designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. In addition, purchase rights may be granted under a component that does not qualify for such favorable tax treatment because of deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws.

Share Reserve. Following this offering, the ESPP authorizes the issuance of 9,000,000 shares of our Class A common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our Class A common stock reserved for issuance will automatically increase on February 1 of each calendar year, beginning on February 1, 2020 through February 1, 2029, by the lesser of (1) 1% of the total number of shares of our common stock (both Class A and Class B) outstanding on the last day of the fiscal year before the date of the automatic increase, and (2) 7,500,000 shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2). As of the date hereof, no shares of our Class A common stock have been purchased under the ESPP.

Administration. Our board of directors administers the ESPP and may delegate its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our Class A common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our Class A common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 20% of their earnings (as defined in the ESPP) for the purchase of our Class A common stock under the ESPP. Unless otherwise determined by our board of directors, Class A common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (1) 85% of the fair market value of a share of our Class A common stock on the first date of an offering, or (2) 85% of the fair market value of a share of our Class A common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week, (2) being customarily employed for more than five months per calendar year, or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our Class A common stock based on the fair market value per share of our Class A common stock at the beginning of an offering for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (1) the class(es) and maximum number of shares reserved under the ESPP, (2) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (3) the class(es) and number of shares subject to and purchase price applicable to outstanding offerings and purchase rights, and (4) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our Class A common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, and (4) a merger or consolidation where we do survive the transaction but the shares of our Class A common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

ESPP Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Limitations of Liability and Indemnification Matters

Upon the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect upon the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect upon the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in connection with any action, proceeding or investigation. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, the following describes transactions since February 1, 2015 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity Financing

In December 2016 and January 2017, we sold an aggregate of 30,727,064 shares of our Series D convertible preferred stock at a purchase price of $3.74 per share, for an aggregate purchase price of approximately $115.0 million. The following table summarizes purchases of our Series D convertible preferred stock by related persons:

Stockholder	Shares of Series D Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Sequoia Capital (1)(2)	26,727,064	$99,999,978
EZP Opportunity, L.P.(3)	2,850,724	$10,666,055

(1)

Entities associated with Sequoia Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P., Sequoia Capital U.S. Growth Fund VII, L.P. and Sequoia Capital U.S. Growth VII Principals Fund, L.P.

(2)	Carl Eschenbach, a member of our board of directors, is a General Partner at Sequoia Capital.
(3)	Santiago Subotovsky, a member of our board of directors, is a General Partner at Emergence Capital Partners.

Transactions with Digital Mobile Venture Limited

Common Stock Transfer Agreement

In May 2017, Mr. Yuan entered into a stock transfer agreement with one of our investors, Digital Mobile Venture Ltd. (Digital Mobile), a holder of more than 5% of our outstanding capital stock and a fund affiliated with Samuel Chen, a former member of our board of directors, pursuant to which Mr. Yuan transferred 2,899,136 shares of our common stock to Digital Mobile and received $3.74 per share for such transferred shares. We had previously redeemed 4,000,000 shares of Series A convertible preferred stock from Digital Mobile to offset dilution and facilitate our Series D convertible preferred stock financing. Mr. Yuan, by means of the stock transfer described above, and another stockholder transferred an aggregate of 4,000,000 shares to Digital Mobile to replace the shares we had previously redeemed from Digital Mobile. The purpose of Mr. Yuan’s stock transfer was not intended to be compensation paid by us to him. However, under financial accounting standards, we recognized a portion of the price paid to Mr. Yuan as stock-based compensation. We waived our right of first refusal in connection with the stock transfer described above.

Preferred Stock Repurchase

In December 2016, we entered into a repurchase agreement with Digital Mobile pursuant to which we repurchased 4,000,000 shares of our Series A convertible preferred stock for an aggregate purchase price of approximately $15.0 million.

Partnership Agreement

In October 2015, we entered into a reseller agreement with Digit Mobile Inc. (DMI) for a total contractual amount of $0.9 million. One of our former directors serves as the managing director of DMI. In October 2016, we entered into an amendment to the reseller agreement with DMI whereby the remaining contractual amount was amended from $0.6 million to $0.5 million. Pursuant to the amended reseller agreement, DMI is obligated to purchase a minimum of $0.2 million per year.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement (IRA) with certain holders of our capital stock, including Eric S. Yuan, Bucantini Enterprises Limited, Beyond Merits Limited, an entity affiliated with Bart Swanson, Digital Mobile, entities affiliated with Emergence Capital Partners and entities affiliated with Sequoia Capital, as well as other holders of our convertible preferred stock. The IRA provides the holders of our convertible preferred stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, including the registration statement related to this offering. The IRA also provides these stockholders with information rights, which will terminate upon the completion of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to, and will terminate upon, the completion of this offering. As of January 31, 2019, the holders of up to 209,264,532 shares of our Class B common stock issuable on conversion of outstanding preferred stock will be entitled to rights with respect to the registration of their shares under the Securities Act under this agreement. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Right of First Refusal

Pursuant to our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement with certain holders of our capital stock, including Bucantini Enterprises Limited, Beyond Merits Limited, an entity affiliated with Bart Swanson, Digital Mobile, entities affiliated with Emergence Capital Partners, entities affiliated with Sequoia Capital and Eric S. Yuan, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon the completion of this offering. Since February 1, 2015, we have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers, resulting in the purchase of such shares by certain of our stockholders, including related persons. See the section titled “Principal and Selling Stockholders” for additional information regarding beneficial ownership of our capital stock.

Loan to Executive Officer

In November 2015, we loaned Eric S. Yuan $2.0 million pursuant to a full-recourse promissory note. The note bore interest at a rate per annum of 4%, compounded annually. The balance of the loan and interest were repaid in full by Mr. Yuan in March 2016.

Transactions with Veeva Systems Inc.

In September 2016, we entered into a service agreement with Veeva Systems Inc. (Veeva), a cloud-based business solutions company. The chief executive officer of Veeva serves as one of our directors. Revenue recognized from Veeva was $0.3 million. $1.4 million and $1.3 million for the fiscal years ended January 31, 2017, 2018 and 2019, respectively.

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect upon the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations of Liability and Indemnification Matters.”

Policies and Procedures for Related Person Transactions

Prior to the completion of this offering, our board of directors will adopt a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our capital stock as of March 31, 2019, and as adjusted to reflect the sale of our Class A common stock offered by us and the selling stockholders in this offering and the concurrent private placement assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group;

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our Class A or Class B common stock; and

•	each of the selling stockholders.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering and the concurrent private placement is based on 6,750,129 shares of Class A common stock and 249,364,915 shares of Class B common stock outstanding as of March 31, 2019, assuming the automatic conversion of all outstanding shares of preferred stock into shares of Class B common stock upon the completion of this offering and the concurrent private placement. Applicable percentage ownership after the offering and the concurrent private placement is based on 24,713,027 shares of Class A common stock and 222,137,056 shares of Class B common stock outstanding immediately after the completion of this offering and the concurrent private placement, assuming no exercise by the underwriters of their over-allotment option. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of March 31, 2019. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Zoom Video Communications, Inc., 55 Almaden Boulevard, 6th Floor, San Jose, California 95113.

	Shares Beneficially Owned Prior to Offering and Concurrent Private Placement					# of Shares being Sold	Shares Beneficially Owned After Offering and Concurrent Private Placement
	Class A Common Stock		Class B Common Stock		% of Total Voting Power†		Class A Common Stock		Class B Common Stock		% of Total Voting Power†
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%
5% Stockholders
Atlassian, Inc.(1)	341,278	5.1%	—	—	*	—	341,278	1.4%	—	—	*
Entities affiliated with Emergence Capital Partners(2)	—	—	30,400,851	12.2%	12.2%	912,026	—	—	29,488,825	13.3%	13.1%
Entities affiliated with Sequoia Capital(3)	—	—	27,614,576	11.1%	11.0%	828,437	—	—	26,786,139	12.1%	11.9%
Digital Mobile Venture Ltd.(4)	—	—	21,273,357	8.5%	8.5%	712,001	—	—	20,561,356	9.3%	9.2%
Bucantini Enterprises Limited(5)	—	—	14,715,641	5.9%	5.9%	566,223	—	—	14,149,418	6.4%	6.3%
Entities affiliated with Bin Yuan(6)	5,940,000	88.0%	—	—	*	999,999	4,940,001	20.0%	—	—	2.2%
Directors and Named Executive Officers
Eric S. Yuan(7)	—	—	47,265,849	18.9%	18.9%	587,787	—	—	46,678,062	21.0%	20.7%
Jonathan Chadwick(8)	—	—	400,000	*	*	—	—	—	400,000	*	*
Carl Eschenbach(9)	—	—	—	—	—	—	—	—	—	—	—
Peter Gassner(10)	—	—	1,202,720	*	*	—	—	—	1,202,720	*	*
Kimberly L. Hammonds(11)	—	—	166,797	*	*	—	—	—	166,797	*	*
Dan Scheinman(12)	—	—	2,846,372	1.1%	1.1%	—	—	—	2,846,372	1.3%	1.3%
Santiago Subotovsky(13)	—	—	30,400,851	12.2%	12.2%	912,026	—	—	29,488,825	13.3%	13.1%
Bart Swanson(14)	—	—	130,556	*	*	—	—	—	130,556	*	*
Gregory Holmes(15)	—	—	1,910,000	*	*	360,000	—	—	1,550,000	*	*
Janine Pelosi(16)	—	—	493,750	*	*	41,668	—	—	452,082	*	*
Aparna Bawa(17)	—	—	360,000	*	*	—	—	—	360,000	*	*
All directors and executive officers as a group (11 persons)(18)	—	—	84,626,895	33.7%	33.6%	1,541,481	—	—	83,085,414	37.1%	36.7%
Other Selling Stockholders:
National Philanthropic Trust(19)	300,000	4.4%	—	—	*	300,000	—	—	—	—	—
AME Cloud Ventures, LLC(20)	—	—	5,272,588	2.1%	2.1%	1,054,518	—	—	4,218,070	1.9%	1.9%
Puccini World Limited(21)	—	—	9,629,939	3.9%	3.9%	168,609	—	—	9,461,330	4.3%	4.2%
TEEC Angel Fund, LP(22)	—	—	2,256,960	*	*	100,000	—	—	2,156,960	1.0%	1.0%
Zhang/Gao Family Trust	—	—	225,696	*	*	60,000	—	—	165,696	*	*
David Berman(23)	—	—	3,075,000	1.2%	1.2%	250,000	—	—	2,825,000	1.3%	1.3%
Xiaoke Liu	—	—	833,333	*	*	50,000	—	—	783,333	*	*
Changbin Wang	—	—	3,581,348	1.4%	1.4%	1,100,000	—	—	2,481,348	1.1%	1.1%
Long Wang	—	—	1,666,666	*	*	60,000	—	—	1,606,666	*	*

	Shares Beneficially Owned Prior to Offering and Concurrent Private Placement					# of Shares being Sold	Shares Beneficially Owned After Offering and Concurrent Private Placement
	Class A Common Stock		Class B Common Stock		% of Total Voting Power†		Class A Common Stock		Class B Common Stock		% of Total Voting Power†
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%
Huipin Zhang(24)	—	—	2,572,500	1.0%	1.0%	200,000	—	—	2,372,500	1.1%	1.1%
All Heads of Engineering Department Employees(25)	—	—	1,906,108	*	*	223,000	—	—	1,683,108	*	*
All Senior Manager Employees(25)	—	—	1,963,501	*	*	267,100	—	—	1,696,401	*	*
All Senior Engineer Employees(25)	—	—	1,111,166	*	*	67,866	—	—	1,043,300	*	*
All Engineering Operations Department Employees(25)	—	—	2,243,458	*	*	203,750	—	—	2,039,708	*	*
All Other Engineering Employees(25)	—	—	2,286,321	*	*	71,842	—	—	2,214,479	*	*
All Professional Service Organization Employees(25)	—	—	2,117,499	*	*	110,500	—	—	2,006,999	*	*
All Other Current Employees(25)	—	—	1,753,314	*	*	193,223	—	—	1,560,091	*	*
All Other Former Employees(25)	—	—	640,750	*	*	103,570	—	—	537,180	*	*
All Other Non-Employee Investors(25)	—	—	2,482,656	*	*	400,000	—	—	2,082,656	*	*

*	Represents beneficial ownership of less than 1%.
†

Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class. Each share of Class A common stock will be entitled to one vote per share, and each share of Class B common stock will be entitled to 10 votes per share. The Class A common stock and Class B common stock will vote together on all matters (including the election of directors) submitted to a vote of stockholders, except under limited circumstances described in “Description of Capital Stock—Class A Common Stock and Class B Common Stock—Voting Rights.”

(1)

Consists of 341,278 shares of Class A common stock issuable to Atlassian, Inc. upon the automatic conversion of a convertible promissory note immediately prior to the closing of this offering, assuming a conversion date of March 31, 2019 and a conversion price equal to $30.00, the midpoint of the estimated offering price range set forth on the cover page of this prospectus. The address for this entity is 350 Bush Street, 13th Floor, San Francisco, CA 94014.

(2)

Consists of (i) 26,908,848 shares of Class B common stock held of record by Emergence Capital Partners III, L.P. (Emergence), (ii) 3,277,836 shares of Class B common stock held of record by EZP Opportunity, L.P. (EZP) and (iii) 214,167 shares of Class B common stock held of record by Red Porphyry, LLC (Red Porphyry), and together with Emergence and EZP, the Emergence Entities. Emergence GP Partners, LLC (EGP) is the sole general partner of Emergence Equity Partners III, L.P. (EEP III), which is the sole general partner of Emergence and EZP. Mr. Subotovsky, one of our directors, is a member of EEP III and shares voting and investment control with respect to the shares held by the Emergence Entities. The address for Emergence and EZP is 160 Bovet Road, Suite 300, San Mateo, California 94402. The address for Red Porphyry is 635 Knight Way, Stanford, California 94305.

(3)

Consists of: (i) 6,672,044 shares of Class B common stock held of record by Sequoia Capital Global Growth Fund II, L.P. (SC GGFII); (ii) 82,704 shares of Class B common stock held of record by Sequoia Capital Global Growth II Principals Fund, L.P. (SC GGFII PF); (iii) 194,538 shares of Class B common stock held of record by Sequoia Capital U.S. Growth Fund V, LP (SC US GFV); (iv) 19,402,643 shares of Class B common stock held of record by Sequoia Capital U.S. Growth Fund VII, LP (SC US GFVII); and

(v) 1,262,647 shares of Class B common stock held of record by Sequoia U.S. Growth VII Principals Fund, LP (SC US GFVII PF). SC US (TTGP), Ltd. is (i) the general partner of SC Global Growth II Management, L.P., which is the general partner of each of SC GGFII and SC GGFII PF (collectively, the SC GGFII Funds), (ii) the general partner of SCGF V Management, L.P., which is the general partner of SC US GFV, and (iii) the general partner of SC U.S. Growth VII Management, L.P., which is the general partner of each of SC US GFVII and SC US GFVII PF (collectively, the SC US GFVII Funds). As a result, SC US (TTGP), Ltd. may be deemed to share voting and dispositive power with respect to the shares held by the SC GGFII Funds, SC US GFV and the SC US GFVII Funds. In addition, the directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the SC GGFII Funds are Douglas M. Leone and Michael Abramson. As a result, and by virtue of the relationships described in this footnote, each such person may be deemed to share voting and dispositive power with respect to the shares held by the SC GGFII Funds. The address for each of the Sequoia Capital entities identified in this footnote is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.
(4)

Consists of 21,273,357 shares of Class B common stock held of record by Digital Mobile Venture Ltd. Samuel Chen, a former member of our board of directors, is a director and stockholder of Digital Mobile Venture Ltd., and as such, is deemed to have beneficial ownership of shares held by Digital Mobile Venture Ltd. The address for this entity is 5F, No. 550, Ruei Guang Road, Taipei F5, Taiwan.

(5)

Consists of 14,715,641 shares of Class B common stock held of record by Bucantini Enterprises Limited (Bucantini). Bucantini is wholly owned by Prime Doyen Limited, which is wholly owned by Mayspin Management Limited (Mayspin). Mayspin is wholly owned by Mr. Li Ka-shing. The address for Bucantini is c/o 7/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

(6)

Consists of (i) 1,980,000 shares of Class A common stock held of record by Bin Yuan, trustee of the Trust for Allen under the 2018 Yuan’s Children’s Irrevocable Trust (Allen Trust), (ii) 1,980,000 shares of Class A common stock held of record by Bin Yuan, trustee of the Trust for Callie under the 2018 Yuan’s Children’s Irrevocable Trust (Callie Trust), and (iii) 1,980,000 shares of Class A common stock held of record by Bin Yuan, trustee of the Trust for Roy under the 2018 Yuan’s Children’s Irrevocable Trust (Roy Trust). Bin Yuan, an immediate family member of Eric S. Yuan, holds voting and investment control over the shares held by Allen Trust, Callie Trust, and Roy Trust. 333,333 shares of Class A common stock are being offered by Allen Trust, 333,333 shares of Class A common stock are being offered by Callie Trust, and 333,333 shares of Class A common stock are being offered by Roy Trust.

(7)

Consists of (i) 26,852,864 shares of Class B common stock held of record by Mr. Yuan, (ii) 10,000,000 shares of Class B common stock held of record by Zheng Yuan and Hongyu Zhang, cotrustees of the Zheng Yuan 2019 Grantor Retained Annuity Trust, for which Mr. Yuan and his spouse serve as cotrustees, (iii) 10,000,000 shares of Class B common stock held of record by Zheng Yuan and Hongyu Zhang, cotrustees of the Hongyu Zhang 2019 Grantor Retained Annuity Trust, for which Mr. Yuan and his spouse serve as cotrustees, (iv) 8,000 shares of Class B common stock held pursuant to the proxies described below and (v) 404,985 shares of Class B common stock subject to options exercisable within 60 days of March 31, 2019, of which 83,334 shares of Class B common stock are vested as of such date. Each of Zilin Liu and Bin Yuan, immediate family members of Mr. Yuan, have granted Mr. Yuan a proxy to vote the shares held of record by them, which will terminate upon the earlier of (i) the expiration of the lock-up period following this offering, (ii) a liquidation event as defined in our amended and restated certificate of incorporation, (iii) the conversion of the shares held of record into shares of Class A Common Stock and (iv) the agreement of the parties. 583,787 shares of Class B common stock are being offered by Mr. Yuan and 4,000 shares of Class B common stock are being offered by Bin Yuan.

(8)

Consists of (i) 400,000 shares of Class B common stock held of record by Mr. Chadwick, of which 250,000 shares of Class B common stock are subject to repurchase by us at the original issue price as of March 31, 2019.

(9)

Mr. Eschenbach, a member of our board of directors, is a general partner at Sequoia Capital Operations, LLC. Mr. Eschenbach disclaims beneficial ownership of all shares held by the Sequoia Capital entities referred to in footnote 3 above.

(10)

Consists of 1,202,720 shares of Class B common stock held of record by Mr. Gassner, of which 180,408 shares of Class B common stock are subject to repurchase by us at the original issue price as of March 31, 2019.

(11)

Consists of (i) 16,797 shares of Class B common stock held of record by Ms. Hammonds and (ii) 150,000 shares of Class B common stock subject to options exercisable within 60 days of March 31, 2019, of which 25,000 shares of Class B common stock are vested as of such date.

(12)

Consists of (i) 1,056,960 shares of Class B common stock held of record by Dan & Zoe Scheinman Trust Dated 2/23/01, for which Mr. Scheinman serves as trustee, (ii) 1,689,412 shares of Class B common stock held of record by The 2017 Scheinman Irrevocable Trust, for which Mr. Scheinman serves as trustee and (iii) 100,000 shares of Class B common stock subject to options exercisable within 60 days of March 31, 2019, of which 12,500 shares of Class B common stock are vested as of such date.

(13)	Consists of the shares listed in footnote 2 above. Mr. Subotovsky is a member of EEP III and shares voting and investment control with respect to the shares held by the Emergence Entities.
(14)

Consists of (i) 44,648 shares of Class B common stock held of record by Beyond Merits Limited, for which Mr. Swanson is a director and shareholder and shares voting and investment control with respect to such shares, and (ii) 85,908 shares of Class B common stock held of record by Mr. Swanson.

(15)

Consists of (i) 1,740,000 shares of Class B common stock held of record by Mr. Holmes and (ii) 170,000 shares of Class B common stock subject to options exercisable within 60 days of March 31, 2019, all of which are vested as of such date.

(16)

Consists of (i) 333,333 shares of Class B common stock held of record by Ms. Pelosi and (ii) 160,417 shares of Class B common stock subject to options exercisable within 60 days of March 31, 2019, all of which are vested as of such date.

(17)

Consists of 360,000 shares of Class B common stock held of record by Rafik Bawa and Aparna Bawa, as Trustees of the Bawa Family Trust under agreement dated November 12, 2013, for which Ms. Bawa and her spouse serve as trustees, all of which are subject to repurchase by us at the original issue price as of March 31, 2019.

(18)

Consists of (i) 82,704,979 shares of Class B common stock beneficially owned by our current executive officers and directors, of which 790,408 shares of Class B common stock may be repurchased by us at the original purchase price as of March 31, 2019, and (ii) 1,921,916 shares of Class B common stock subject to options exercisable within 60 days of March 31, 2019, of which 516,931 shares of Class B common stock are vested as of such date.

(19)

Consists of 300,000 shares of Class A common stock held of record by National Philanthropic Trust. The address for National Philanthropic Trust is c/o 165 Township Line Road, Suite 1200, Jenkintown, PA 19046.

(20)	Consists of 5,272,588 shares of Class B common stock held of record by AME Cloud Ventures, LLC. The address for AME Cloud Ventures, LLC is c/o 720 University Avenue, Suite 200, Los Gatos, CA 95032.
(21)	Consists of 9,629,939 shares of Class B common stock held of record by Puccini World Limited. The address for Puccini World Limited is c/o 7/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.
(22)	Consists of 2,256,960 shares of Class B common stock held of record by TEEC Angel Fund, LP. The address for TEEC Angel Fund, LP is c/o 167 South San Antonio Road, #7, Los Altos, CA 94022.
(23)

Consists of (i) 2,895,000 shares of Class B common stock held of record by Mr. Berman, (ii) 60,000 shares of Class B common stock held of record by Jakson Bates Berman Irrevocable Family Protection Trust (Jakson Trust), (iii) 60,000 shares of Class B common stock held of record by Tyler David Berman Irrevocable Family Protection Trust (Tyler Trust) and (iv) 60,000 shares of Class B common stock held of record by Zakary Cole Berman Irrevocable Family Protection Trust (Zakary Trust). Mr. Berman holds voting and investment control over the shares held by Jakson Trust, Tyler Trust, and Zakary Trust. 250,000 shares of Class B common stock are being offered by Mr. Berman.

(24)

Consists of (i) 2,550,000 shares of Class B common stock held of record by Mr. Zhang and (ii) 22,500 shares of Common Stock subject to options exercisable within 60 days of March 31, 2019, all of which are vested as of such date.

(25)

Consists of selling stockholders not otherwise listed in this table who within the groups indicated collectively own less than 1% of our Class B common stock. Includes the number of shares that such selling stockholders have the right to acquire pursuant to options that may be exercised within 60 days of March 31, 2019.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will each become effective upon the completion of this offering, the amended and restated investors’ rights agreement and relevant provisions of Delaware General Corporation Law. The descriptions herein are qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of Delaware General Corporation Law.

Our amended and restated certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock. Upon completion of this offering, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of the following shares, all with a par value of $0.001 per share, of which:

•	2,000,000,000 shares are designated as Class A common stock;

•	300,000,000 shares are designated as Class B common stock; and

•	200,000,000 shares are designated as preferred stock.

As of January 31, 2019, we had no shares of Class A common stock, 90,327,435 shares of Class B common stock and 152,665,804 shares of preferred stock outstanding (without giving effect to the conversion of outstanding convertible promissory notes or the shares to be sold in this offering or the concurrent private placement). After giving effect to the conversion of all outstanding shares of preferred stock into shares of Class B common stock immediately upon the completion of this offering, there would have been 242,993,239 shares of Class B common stock outstanding on January 31, 2019, held by 391 stockholders of record. As of January 31, 2019, we had outstanding options to acquire 35,064,465 shares of Class B common stock.

Class A and Class B Common Stock

All issued and outstanding shares of our Class A common stock and Class B common stock will be duly authorized, validly issued, fully paid and non-assessable. All authorized but unissued shares of our Class A common stock and Class B common stock will be available for issuance by our board of directors without any further stockholder action, except as required by the listing standards of The Nasdaq Stock Market. Our amended and restated certificate of incorporation will provide that, except with respect to voting rights and conversion rights, the Class A common stock and Class B common stock are treated equally and identically.

Voting Rights

Holders of Class A common stock will be entitled to one vote per share on all matters to be voted upon by the stockholders, and holders of Class B common stock will be entitled to 10 votes per share on all matters to be voted upon by the stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law would permit holders of Class A common stock to vote separately, as a single class, if we were to change the par value of the common stock or amend our certificate of incorporation to alter the powers, preferences or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class A common stock.

In addition, Delaware law would permit holders of Class A common stock to vote separately, as a single class, if an amendment of our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class A common stock, but not the Class B common stock. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired or (iii) any other right, Delaware law would require the vote of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our certificate of incorporation.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will provide that the number of authorized shares of preferred stock, Class A common stock or Class B common stock, may be increased or decreased (but not below the number of shares of preferred stock, Class A common stock and Class B common stock then outstanding) by the affirmative vote of the holders of a majority of the outstanding voting power of all of our outstanding, voting together as a single class. As a result, the holders of a majority of the outstanding Class B common stock can approve an increase or decrease in the number of authorized shares of Class A common stock without a separate vote of the holders of Class A common stock. This could allow us to increase and issue additional shares of Class A common stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class A common stock.

Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering will not provide for cumulative voting for the election of directors.

Dividend Rights

Holders of Class A common stock and Class B common stock will be entitled to ratably receive dividends if, as and when declared from time to time by our board of directors at its own discretion out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value. In addition, holders of our Class A common stock would be entitled to vote separately as a class on dividends and distributions if the holders of Class A common stock were treated adversely. As a result, if the holders of Class A common stock were treated adversely in any dividend or distribution, the holders of a majority of Class A common stock could defeat that dividend or distribution.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up or a deemed liquidation, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our Class A common stock and Class B common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of each class of common stock, including the Class A common stock, voting separately as a class. As a result, the holders of a majority of each class of common stock, including the Class A common stock, could defeat a proposed distribution of any assets on our liquidation, dissolution, or winding-up or deemed liquidation if that distribution were not to be shared equally, identically, and ratably. If a change of control transaction is not considered a deemed liquidation, such transaction shall require the approval of the affirmative vote of the holders of a majority of the outstanding shares of each class of common stock, including the Class A common stock, voting separately as a class.

Subdivisions and Combinations

If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class will be subdivided or combined in the same manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, each voting separately as a class.

Conversion

Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our amended and restated certificate of incorporation. All outstanding shares of our Class B common stock will convert into shares of our Class A common stock upon the earliest of (i) the date that is six months following the death or incapacity of Mr. Yuan, (ii) the date that is six months following the date that Eric S. Yuan ceases providing services to us or his employment is terminated by us for cause, (iii) the date specified by the holders of a majority of the then outstanding shares of Class B common stock, voting separately as a class and (iv) the 15-year anniversary of the closing of our initial public offering.

Other Matters

The Class A common stock and Class B common stock will have no preemptive rights pursuant to the terms of our amended and restated certificate of incorporation and our amended and restated bylaws. There will be no redemption or sinking fund provisions applicable to the Class A common stock and Class B common stock. All outstanding shares of our Class A common stock will be fully paid and non-assessable, and the shares of our Class A common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock

As of January 31, 2019, there were 152,665,804 shares of preferred stock outstanding. Immediately upon the completion of this offering, each outstanding share of preferred stock will convert into one share of Class B common stock.

Upon the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 200,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

As of January 31, 2019, we had outstanding options under our equity compensation plans to purchase an aggregate of 35,064,465 shares of our Class B common stock, with a weighted-average exercise price of $1.48 per share.

Registration Rights

We are party to an amended and restated investors’ rights agreement that provides that certain holders of our preferred stock, including certain holders of at least 1% of our outstanding capital stock, have certain registration rights as set forth below. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire five years after the completion of this offering, of which this prospectus is a part, or with respect to any particular stockholder, such time after the completion of this offering that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights

The holders of an aggregate of 156,171,668 shares of our Class B common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the completion of this offering, the holders of a majority of these shares may request that we register all or a portion of their shares. We are obligated to effect only two such registrations. Such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $10 million.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 209,264,532 shares of our Class B common stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares and the shares to be sold in the concurrent private placement will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration relating solely to employee benefit plans, (ii) a registration relating to the offer and sale of debt securities, (iii) a registration relating to a corporate reorganization or other Rule 145 transaction, or (iv) a registration on any registration form that does not permit secondary sales, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of 156,171,668 shares of Class B common stock will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $1 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or

the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Dual Class Stock

As described above in “—Class A and Class B Common Stock—Voting Rights,” our amended and restated certificate of incorporation provides for a dual class common stock structure, which provides our founders, current investors, executives and employees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.

Stockholder Meetings

Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by our chairperson of the board, chief executive officer, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Composition of our Board Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation will provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers or employees to us or our stockholders; (iii) any action asserting a claim against us or any of our directors or officers or other employees arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware, or (vi) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to these choice of forum provisions. It is possible that a court of law could rule that either choice of forum provision to be contained in our amended and restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers, and as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Exchange Listing

Our Class A common stock is currently not listed on any securities exchange. We have been approved to have our Class A common stock listed on The Nasdaq Global Select Market under the symbol “ZM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we have been approved to have our Class A common stock listed on The Nasdaq Global Select Market, we cannot assure you that there will be an active public market for our Class A common stock.

Following the completion of this offering and the concurrent private placement, based on the number of shares of our Class A common stock and Class B common stock outstanding as of January 31, 2019 and assuming (i) the issuance of shares of Class A common stock in this offering, (ii) the conversion of all outstanding shares of our convertible preferred stock into 152,665,804 shares of Class B common stock, which will automatically occur immediately prior to the completion of the offering, (iii) the conversion of 9,778,092 shares of Class B common stock into Class A common stock upon the sale of such shares by the selling stockholders, as well as the issuance of 214,027 shares of our Class B common stock and the subsequent conversion of such shares into an equivalent number of shares of our Class A common stock upon the exercise of options held by certain selling stockholders in connection with the sale of such shares by such selling stockholders in this offering and (iv) no exercise of the underwriters’ over-allotment option, we will have outstanding an aggregate of approximately 24,710,191 shares of Class A common stock and 233,215,147 shares of Class B common stock.

Of these shares, all shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of Class A common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The Class B common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, each of which is summarized below. All of these shares will be subject to a 180-day lock-up period under the lock-up agreements and market standoff agreements described below.

In addition, of the 35,064,465 shares of our Class B common stock that were subject to stock options outstanding as of January 31, 2019, of which options to purchase 19,132,388 shares of Class B common stock were vested as of such date, upon exercise, these shares will be eligible for sale subject to the lock–up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-Up Agreements and Market Standoff Provisions

We, along with our directors, executive officers and substantially all of our other stockholders and optionholders, have agreed with the underwriters that for a period of 180 days after the date of this prospectus, subject to specified exceptions as detailed further in “Underwriters” below, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Class A common stock and Class B common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock and Class B common stock, request or demand that we file a registration statement related to our common stock or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock. All of our stockholders are subject to a market stand-off agreement with us that imposes similar restrictions.

The shares sold in the concurrent private placement to Salesforce Ventures LLC will be subject to a market standoff agreement with us for a period of up to 365 days after the date of this prospectus and will be subject to a lock-up agreement with the underwriters for a period of 180 days after the date of this prospectus.

Upon expiration of the lock-up period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See “—Registration Rights” below and “Description of Capital Stock—Registration Rights.”

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed below.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, and who has beneficially owned shares of our capital stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 247,102 shares immediately after this offering and the concurrent private placement; or

•	the average weekly trading volume in our Class A common stock on The Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our capital stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of

Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class B common stock subject to outstanding stock options and Class A common stock issued or issuable under the 2019 Plan, the 2011 Plan and the ESPP. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

As of January 31, 2019, holders of up to 209,264,532 shares of our Class B common stock, which includes all of the shares of Class B common stock issuable upon the automatic conversion of our convertible preferred stock immediately prior to the completion of this offering and the concurrent private placement, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the completion of this offering and the expiration of lock-up agreements. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income or the alternative minimum tax, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (the IRS), all as in effect as of the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our Class A common stock pursuant to this offering and who hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons that own, or have owned, actually or constructively, more than 5% of our Class A common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our Class A common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class A common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our Class A common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL TAX LAWS WERE RECENTLY ENACTED. PROSPECTIVE INVESTORS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Class A common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Class A Common Stock

As described under the section titled “Dividend Policy,” we have not paid and do not anticipate paying any cash dividends in the foreseeable future. However, if we make cash or other property distributions on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts that exceed such current and accumulated earnings and profits and, therefore, are not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our Class A common stock, but not below zero. Any excess amount distributed will be treated as gain realized on the sale or other disposition of our Class A common stock and will be treated as described under the section titled “—Gain On Disposition of Our Class A Common Stock” below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or the applicable withholding agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or the withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or the withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our Class A common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our Class A common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our Class A common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our Class A common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Class A common stock, and our Class A common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our Class A common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our Class A common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI (or applicable successor form), or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity either certifies that it does not have any “substantial United States owners” as defined in the Code or provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019, although under recently issued proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding would apply with respect to payments of gross proceeds.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J. P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J. P. Morgan Securities LLC
Goldman Sachs & Co. LLC
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
JMP Securities LLC
KeyBanc Capital Markets Inc.
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.

Total:	20,869,565

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their receipt and acceptance of the shares from us and the selling stockholders and subject to prior sale and the underwriters’ right to reject any order in whole or in part. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,130,435 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering the over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The estimated expenses related to the offering and the concurrent private placement payable by us, exclusive of the underwriting discounts and commissions, are approximately $4.5 million. The underwriters have agreed to reimburse us for certain of these expenses. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority (FINRA) up to $35,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We have been approved to list our Class A common stock on The Nasdaq Global Select Market under the trading symbol “ZM”.

We and all directors and officers and the holders of all of our outstanding stock and equity securities have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, J. P. Morgan Securities LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock or publicly announce the intention to enter into any such transaction;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

Whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, J. P. Morgan Securities LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. The shares sold in the concurrent private placement to Salesforce Ventures LLC will be subject to a market standoff agreement with us for a period of up to 365 days after the date of this prospectus and will be subject to a lock-up agreement with the underwriters for a period of 180 days after the date of this prospectus.

The restrictions described in the immediately preceding paragraph are subject to specified exceptions, including, without limitation, the following:

•

transfers of shares of common stock acquired in open market transactions after the completion of this offering provided that no filing under Section 16 of the Exchange Act would be required or voluntarily made;

•	sales of shares of Class A common stock pursuant to the underwriting agreement;

•

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (1) as bona fide gifts, charitable contributions or for bona fide estate planning purposes; (2) upon death, by will or intestate succession; (3) to an immediate family member or a trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party; or (4) by a lock-up party that is a trust to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

•

transfers or distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by a lock-up party that is a corporation, partnership, limited liability company, trust or other business entity (1) to limited partners, members, stockholders or holders of similar equity interests in the undersigned (or in each case its nominee or custodian) or (2) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlled or managed by the lock-up party or affiliates of the lock-up party;

•

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; provided that any filing required by Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto the nature and conditions of such transfer and that such transfer occurred by operation of law, court order, or in connection with a divorce settlement, as the case may be; provided further that no other public announcement or filing shall be required or shall be voluntarily made during the restricted period;

•

(1) the receipt by the lock-up party of shares of common stock upon the exercise, vesting or settlement of options, restricted stock units or other equity awards granted under a stock incentive plan or other equity award plan, which plan is described in this prospectus, or (2) the transfer of shares of common stock or any securities convertible into common stock to us upon a vesting or settlement event of our restricted stock units or other securities or upon the exercise of options to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such options (and any transfer to us necessary in respect of such amount needed for the payment of taxes, including estimated taxes and withholding tax and remittance obligations, due as a result of such vesting, settlement or exercise whether by means of a “net settlement” or otherwise) so long as such vesting, settlement, “cashless” exercise or “net exercise” is effected solely by the surrender of outstanding options (or the common stock issuable upon the exercise thereof) or shares of common stock to us and our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax and remittance obligations in connection with the vesting, settlement or exercise of the restricted stock unit, option or other equity award; provided that the shares received upon vesting, settlement or exercise of the restricted stock unit, option or other equity award are subject to a lock-up agreement with the underwriters, and that in the case of (1) or (2), no public announcement or filing under Section 16 of the Exchange Act, or any other public filing or disclosure or such receipt or transfer, shall be required or shall be voluntarily made by or on behalf of the lock-up party within 60 days after the date of this prospectus, and thereafter, any filing required under Section 16 of the Exchange Act to be made during the remainder of the restricted period shall include a statement to the effect that (A) such transaction reflects the circumstances described in (1) or (2), as the case may be, (B) such transaction was only with the Company and (C) in the case of (1) the shares of common stock received upon exercise or settlement of the option, restricted stock units or other equity awards are subject to the lock-up agreement with the underwriters;

•

transfers to us of shares of common stock or any security convertible into or exercisable or exchangeable for common stock in connection with the repurchase by us from the lock-up party of shares of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a repurchase right arising upon the termination of the lock-up party’s employment with us; provided that such repurchase right is pursuant to contractual agreements with us; provided further that any filing required by Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that the such transfer is being made pursuant to the circumstances described in this bullet point and that no shares or securities were sold by the reporting person; provided further that no other public announcement or filing shall be required or shall be voluntarily made during the restricted period;

•

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors, made to all holders of common stock involving a change of control of the Company which occurs after the consummation of this offering, is open to all holders of our capital stock and has been approved by our board of directors; provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the securities held by the lock-up party shall remain subject to the provisions of the lock-up agreement;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock; provided that (1) such plan does not provide for the transfer of common stock during the restricted period and (2) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period; or

•

(1) to the conversion of outstanding preferred stock into shares of common stock in connection with the consummation of this offering or (2) any conversion or reclassification of common stock as described in this prospectus (including the conversion of shares of Class B common stock into Class A common stock), provided that such shares of common stock received upon conversion remain subject to the terms of the lock-up agreement; provided further that in the case of (2) any filing required by Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto the nature and conditions of such transfer.

provided that:

•	in the case of any transfer or distribution pursuant to the third through fifth bullets above, each donee, trustee, distributee or transferee shall sign and deliver a lock-up letter agreement; and

•

in the case of any transfer or distribution pursuant to the third and fourth bullets above, (1) no public announcement or filing under Section 16 of the Exchange Act, or any other public filing or disclosure shall be required or shall be voluntarily made during the restricted period, and (2) such transfer or distribution shall not involve a disposition for value.

Morgan Stanley & Co. LLC, J. P. Morgan Securities LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time, provided that, if the stockholder is one of our officers or directors, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC will notify us of the impending release or waiver at least three business days before the release or waiver, and when and as required by FINRA Rule 5131, we have agreed to announce the impending release or waiver at least two business days before the release or waiver, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same lock-up agreement terms in place for the transferor.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Certain of the underwriters and their respective affiliates are our customers or have been customers from time to time and may be customers in the future in arm’s length transactions on market competitive terms.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person located in a Member State to whom any offer of securities is made or who receives any communication in respect of any offer of ordinary shares, or who initially acquires any securities will be deemed to have represented, warranted, acknowledged and agreed to and with each Representative and the Company that (i) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (ii) in the case of any securities acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of securities in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly any person making or intending to make an offer in that Member State of securities which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of securities in circumstances in which an obligation arises for the company or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Shares of our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock may not be circulated or distributed, nor may the shares of our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA) (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired shares of our Class A common stock under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the FIEL) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.

Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (QII)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC) in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of our Class A common stock may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A common stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the Class A common stock offered should conduct their own due diligence on the Class A common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA) and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO) such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

CONCURRENT PRIVATE PLACEMENT

Immediately subsequent to the closing of this offering, Salesforce Ventures LLC will purchase from us in a private placement $100.0 million of our Class A common stock at a price per share equal to the initial public offering price. Based on an assumed initial public offering price of $30.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, this would be 3,333,333 shares. We will receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the private placement. The sale of the shares in the private placement is contingent upon the completion of this offering. The sale of these shares to Salesforce Ventures LLC will not be registered in this offering and will be subject to a market standoff agreement with us for a period of up to 365 days after the date of this prospectus and a lock-up agreement with the underwriters for a period of up to 180 days after the date of this prospectus.

LEGAL MATTERS

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, is acting as counsel to the underwriters in connection with this offering. An investment fund associated with Wilson Sonsini Goodrich & Rosati, P.C. owns less than 1% of our outstanding capital stock as of January 31, 2019.

EXPERTS

The consolidated financial statements as of January 31, 2019 and January 31, 2018 and for each of the years in the three-year period ended January 31, 2019 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the Class A common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and we will file reports, proxy statements and other information with the SEC. We also maintain a website at https://zoom.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

ZOOM VIDEO COMMUNICATIONS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Zoom Video Communications, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Zoom Video Communications, Inc. and subsidiaries (the Company) as of January 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended January 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2016.

San Francisco, California

March 22, 2019

ZOOM VIDEO COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	As of January 31,		Pro Forma as of January 31, 2019
	2018	2019
Assets			(unaudited)
Current assets:
Cash and cash equivalents	$36,146	$63,624
Marketable securities	103,056	112,777
Accounts receivable, net of allowances of $560 and $2,071 as of January 31, 2018 and 2019, respectively	24,526	63,613
Deferred contract acquisition costs, current	13,888	26,453
Prepaid expenses and other current assets	5,546	10,252

Total current assets	183,162	276,719
Property and equipment, net	13,032	37,275
Deferred contract acquisition costs, non-current	16,698	29,063
Other assets, non-current	2,127	11,508

Total Assets	$215,019	$354,565

Liabilities, Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$2,723	$4,963
Accrued expenses and other current liabilities	15,455	32,256
Deferred revenue, current	50,351	115,122

Total current liabilities	68,529	152,341
Deferred revenue, non-current	3,911	10,651
Other liabilities, non-current	9,698	39,460

Total Liabilities	82,138	202,452

Commitments and contingencies (Note 6)
Convertible preferred stock, $0.001 par value per share, 158,104,540 shares authorized as of January 31, 2018 and 2019, 152,665,804 issued and outstanding as of January 31, 2018 and 2019; aggregate liquidation preference of $160,724 as of January 31, 2018 and 2019; no shares issued and outstanding as of January 31, 2019, pro forma (unaudited)	159,552	159,552	—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value per share, 320,000,000 Class A shares authorized, zero, zero, and shares issued and outstanding as of January 31, 2018, 2019 and 2019 pro forma (unaudited), respectively; 300,000,000 Class B shares authorized, 82,609,638, 90,327,435 and 242,993,239 shares issued and outstanding as of January 31, 2018, 2019 and 2019 pro forma (unaudited), respectively	80	89	243
Additional paid-in capital	6,517	17,760	192,377
Accumulated other comprehensive loss	(531)	(135)	(135)
Accumulated deficit	(32,737)	(25,153)	(25,153)

Total Stockholders’ (Deficit) Equity	(26,671)	(7,439)	$167,332

Total Liabilities, Convertible Preferred Stock and Stockholders’ (Deficit) Equity	$215,019	$354,565

The accompanying notes are an integral part of these consolidated financial statements.

ZOOM VIDEO COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended January 31,
	2017	2018	2019
Revenue	$60,817	$151,478	$330,517
Cost of revenue	12,472	30,780	61,001

Gross profit	48,345	120,698	269,516

Operating expenses:
Research and development	9,218	15,733	33,014
Sales and marketing	31,580	82,707	185,821
General and administrative	7,547	27,091	44,514

Total operating expenses	48,345	125,531	263,349

Income (loss) from operations	—	(4,833)	6,167

Interest income, net	98	1,241	1,837
Other income, net	60	74	345

Net income (loss) before provision for income taxes	158	(3,518)	8,349
Provision for income taxes	(172)	(304)	(765)

Net income (loss)	$(14)	$(3,822)	$7,584
Distributed earnings attributable to participating securities	(14,366)	(4,405)	—
Undistributed earnings attributable to participating securities	—	—	(7,584)

Net income (loss) attributable to common stockholders, basic and diluted	$(14,380)	$(8,227)	$—

Net income (loss) per share attributable to common stockholders:
Basic	$(0.20)	$(0.11)	$0.00

Diluted	$(0.20)	$(0.11)	$0.00

Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	70,309,256	78,119,865	84,483,094

Diluted	70,309,256	78,119,865	116,005,681

Pro forma net income per share attributable to common stockholders (unaudited):
Basic			$0.03

Diluted			$0.03

Weighted-average shares used in computing pro forma net income per share attributable to common stockholders (unaudited):
Basic			237,148,898

Diluted			268,671,485

The accompanying notes are an integral part of these consolidated financial statements.

ZOOM VIDEO COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended January 31,
	2017	2018	2019
Net income (loss)	$(14)	$(3,822)	$7,584
Other comprehensive loss:
Unrealized gain (loss) on available for sale marketable securities, net of tax	—	(531)	396

Comprehensive income (loss)	$(14)	$(4,353)	$7,980

The accompanying notes are an integral part of these consolidated financial statements.

ZOOM VIDEO COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of February 1, 2016	127,304,540	$45,527	70,679,484	$67	$1,771	$—	$(17,918)	$(16,080)
Issuance of Series D convertible preferred stock, net of issuance costs of $136	30,727,064	114,830	—	—	—	—	—	—
Repurchase of Series A convertible preferred stock	(4,000,000)	(600)	—	—	(3,383)	—	(10,983)	(14,366)
Issuance of common stock upon exercise of stock options	—	—	8,971,412	9	394	—	—	403
Vesting of early exercised stock options and restricted stock awards	—	—	—	1	179	—	—	180
Stock-based compensation expense	—	—	—	—	1,039	—	—	1,039
Net loss	—	—	—	—	—	—	(14)	(14)

Balance as of January 31, 2017	154,031,604	159,757	79,650,896	77	—	—	(28,915)	(28,838)
Repurchase of Series A convertible preferred stock	(1,365,800)	(205)	—	—	(4,405)	—	—	(4,405)
Issuance of common stock upon exercise of stock options	—	—	2,958,742	2	419	—	—	421
Vesting of early exercised stock options and restricted stock awards	—	—	—	1	174	—	—	175
Stock-based compensation expense	—	—	—	—	10,329	—	—	10,329
Other comprehensive loss	—	—	—	—	—	(531)	—	(531)
Net loss	—	—	—	—	—	—	(3,822)	(3,822)

Balance as of January 31, 2018	152,665,804	$159,552	82,609,638	$80	$6,517	$(531)	$(32,737)	$(26,671)

Issuance of common stock upon exercise of stock options	—	—	7,717,797	8	2,026	—	—	2,034
Vesting of early exercised stock options and restricted stock awards	—	—	—	1	276	—	—	277
Stock-based compensation expense	—	—	—	—	8,941	—	—	8,941
Other comprehensive income	—	—	—	—	—	396	—	396
Net income	—	—	—	—	—	—	7,584	7,584

Balance as of January 31, 2019	152,665,804	$159,552	90,327,435	$89	$17,760	$(135)	$(25,153)	$(7,439)

The accompanying notes are an integral part of these consolidated financial statements.

ZOOM VIDEO COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended January 31,
	2017	2018	2019
Cash flows from operating activities:
Net income (loss)	$(14)	$(3,822)	$7,584
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,219	2,786	7,008
Amortization of deferred contract acquisition costs	3,114	9,023	20,839
Stock-based compensation expense	1,039	10,329	8,941
Provision for accounts receivable allowances	333	727	1,953
Other	19	95	37
Changes in operating assets and liabilities:
Accounts receivable	(5,882)	(16,560)	(41,040)
Prepaid expenses and other assets	(901)	(3,443)	(7,971)
Deferred contract acquisition costs	(11,230)	(27,470)	(45,769)
Accounts payable	537	1,254	832
Accrued expenses and other liabilities	6,082	15,011	27,407
Deferred revenue	15,045	31,496	71,511

Net cash provided by operating activities	9,361	19,426	51,332

Cash flows from investing activities:
Purchases of marketable securities	—	(143,329)	(78,016)
Maturities of marketable securities	—	39,710	68,747
Purchases of property and equipment	(4,824)	(9,738)	(28,432)
Purchases of intangible assets	—	—	(2,018)
Payment received from loan to related party	2,000	—	—

Net cash used in investing activities	(2,824)	(113,357)	(39,719)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	114,830	—	—
Proceeds from exercise of stock options	403	733	3,565
Proceeds from issuance of convertible promissory notes and derivatives	—	—	15,000
Repurchase of convertible preferred stock	(14,966)	(4,610)	—
Principal payments on capital lease obligations	—	(120)	(92)
Payments of deferred offering costs	—	—	(939)

Net cash provided by (used in) financing activities	100,267	(3,997)	17,534

Net increase (decrease) in cash, cash equivalents, and restricted cash	106,804	(97,928)	29,147
Cash, cash equivalents, and restricted cash – beginning of period	27,945	134,749	36,821

Cash, cash equivalents, and restricted cash – end of period	$134,749	$36,821	$65,968

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$15	$133	$214

Supplemental disclosures of noncash investing and financing activities:
Purchases of property and equipment during the period included in accounts payable and accrued expenses	$121	$392	$3,284

Purchase of property and equipment under capital lease	$—	$212	$—

Vesting of early exercised stock options and restricted stock awards	$180	$175	$277

Deferred offering costs, accrued but not paid	$—	$—	$1,490

The accompanying notes are an integral part of these consolidated financial statements.

ZOOM VIDEO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Business and Significant Accounting Policies

Description of Business

Zoom Video Communications, Inc. and its subsidiaries (together, Zoom, the Company, we, us, or our) provide video communications services through a video-first communications platform. Our platform combines video, audio, phone, screen sharing and chat functionalities. The Company was incorporated in the state of Delaware in April 2011 and is headquartered in San Jose, California.

Fiscal Year

Our fiscal year ends on January 31. References to fiscal 2017, 2018 and 2019, refer to the fiscal year ended January 31, 2017, 2018 and 2019, respectively.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and include the accounts of Zoom Video Communications, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Pro Forma Stockholders’ Equity

We have presented unaudited pro forma stockholders’ equity as of January 31, 2019 in order to show the assumed effect on the balance sheet of the automatic conversion of (i) the outstanding convertible preferred stock upon the consummation of a qualified initial public offering (IPO) as described in Note 7; and (ii) the convertible promissory notes and the related reclassification of the embedded derivative liabilities as described in Note 5. Upon the consummation of an IPO, all of the shares of outstanding convertible preferred stock will automatically convert into 152,665,804 shares of Class B common stock, and all outstanding convertible promissory notes and accrued interest will automatically convert into a number of shares of Class A common stock based on the offering price in the IPO. The unaudited pro forma stockholders’ equity does not give effect to any proceeds from the assumed IPO.

Stock Split

In January 2018, our board of directors approved the amendment and restatement of the Company’s certificate of incorporation to effect a four-for-one forward stock split of the Company’s common stock and convertible preferred stock (collectively, the Capital Stock), which became effective on January 3, 2018. Accordingly, (i) each one share of outstanding Capital Stock was split into four shares of Capital Stock of the same class and series, as applicable; (ii) the number of shares of Capital Stock issuable upon the exercise of each outstanding option to purchase Capital Stock was proportionately increased on a four-for-one basis; (iii) the exercise price of each outstanding option to purchase Capital Stock was proportionately reduced on a four-for-one basis; (iv) the authorized number of each class and series of Capital Stock was proportionally increased in accordance with the four-for-one stock split; and (v) the par value of each class of Capital Stock was not adjusted as result of this stock split. All of the share numbers, share prices, and exercise prices have been adjusted retroactively within these financial statements to reflect this stock split.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

ZOOM VIDEO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the estimated expected benefit period for deferred contract acquisition costs, the allowance for doubtful accounts, the useful lives of long-lived assets, the valuation of derivative liabilities, the value of common stock and other assumptions used to measure stock-based compensation, sales and other tax liabilities, the valuation of deferred income tax assets and uncertain tax positions. Actual results could differ from those estimates.

Concentration of Risks

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, restricted cash and accounts receivable. We maintain our cash, cash equivalents, marketable securities and restricted cash with high-quality financial institutions with investment-grade ratings. A majority of the cash balances are with U.S. banks and are insured to the extent defined by the Federal Deposit Insurance Corporation.

No single customer accounted for more than 10% of accounts receivable at January 31, 2018 or 2019. No single customer accounted for 10% or more of total revenue during the fiscal years ended January 31, 2017, 2018 or 2019.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash in banks and highly liquid investments, primarily money market funds, purchased with an original maturity of three months or less.

Restricted cash consists of certificates of deposit collateralizing our operating leases and corporate credit cards. We have $0.7 million and $2.3 million of restricted cash as of January 31, 2018 and 2019, respectively, which are included in prepaid expenses and other current assets and other assets, non-current in the consolidated balance sheets.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	February 1, 2016	January 31,
		2017	2018	2019
	(in thousands)
Cash and cash equivalents	$27,695	$134,324	$36,146	$63,624
Restricted cash included in prepaid expenses and other current assets	—	250	—	200
Restricted cash included in other assets, non-current	250	175	675	2,144

Total cash, cash equivalents and restricted cash	$27,945	$134,749	$36,821	$65,968

Marketable Securities

Marketable securities consist primarily of high-grade commercial paper, corporate bonds, agency bonds and U.S. government agency securities. We classify our marketable securities as available-for-sale at the time of purchase and reevaluate such classification at each balance sheet date. We may sell these securities at any time

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for use in current operations even if they have not yet reached maturity. As a result, we classify our securities, including those with maturities beyond 12 months, as current assets in the consolidated balance sheets. We carry these securities at fair value and record unrealized gains and losses in accumulated other comprehensive income (loss), which is reflected as a component of stockholders’ (deficit) equity. We evaluate our securities to assess whether those with unrealized loss positions are other than temporarily impaired. We consider impairments to be other than temporary if they are related to deterioration in credit risk or if it is likely we will sell the securities before the recovery of their cost basis. Realized gains and losses from the sale of marketable securities and declines in value deemed to be other than temporary are determined based on the specific identification method. Realized gains and losses are reported in other income, net in the consolidated statements of operations.

Fair Value Measurements

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We measure financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial instruments consist of cash equivalents, restricted cash, marketable securities, accounts receivable, accounts payable, convertible promissory notes and derivative liabilities. Cash equivalents, restricted cash, marketable securities and derivative liabilities are stated at fair value on a recurring basis. Accounts receivable and accounts payable are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. The principal amount of the convertible promissory notes approximate fair value as the stated interest rates approximate market rates currently available to us.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and amounts for which revenue has been recognized but not invoiced, net of allowance for doubtful accounts. The allowance for doubtful accounts is based on our assessment of the collectability of accounts. We regularly review the adequacy of the allowance for doubtful accounts based on a combination of factors. In establishing any required allowance, management considers historical losses adjusted to take into account current market conditions and our customers’ financial condition, the amount of any receivables in dispute, the current receivables aging and the current payment terms. Accounts receivable deemed uncollectable are charged against the allowance for doubtful accounts when identified. There were no material impairment losses related to accounts receivable in the periods presented.

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Property and Equipment, Net

Property and equipment, net, are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, determined to be three to five years. Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful life of five years. Expenditures for maintenance and repairs are expensed as incurred. Significant improvements and betterments that substantially enhance the life of an asset are capitalized.

Software Development Costs

We capitalize certain development costs related to our video-first communications platform during the application development stage. Costs incurred in the preliminary stages of development are analogous to research and development activities and are expensed as incurred. The preliminary stage includes activities such as conceptual formulation of alternatives, evaluation of alternatives, determination of existence of needed technology and final selection of alternatives. Once the application development stage is reached, internal and external costs are capitalized until the software is substantially complete and ready for its intended use. Capitalized software development costs are recorded as part of property and equipment, net. Maintenance and training costs are expensed as incurred. Capitalized software development costs are amortized on a straight-line basis over the software’s estimated useful life, which is generally three years, and are recorded in cost of revenue in the consolidated statements of operations. Capitalized software development costs were not material to our consolidated financial statements during the fiscal years ended January 31, 2017 or 2018. We have capitalized $2.5 million of software development costs during the fiscal year ended January 31, 2019.

Impairment of Long-Lived Assets

We evaluate long-lived assets or asset groups for impairment whenever events indicate that the carrying value of an asset or asset group may not be recoverable based on expected future cash flows attributable to that asset or asset group. Recoverability of assets held and used is measured by comparing the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds estimated undiscounted future cash flows, then an impairment charge would be recognized based on the excess of the carrying amount of the asset or asset group over its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell. There were no impairment charges recognized related to long-lived assets during the fiscal years ended January 31, 2017, 2018 or 2019.

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal, and other fees related to our proposed IPO. Upon consummation of the IPO, the deferred offering costs will be reclassified to shareholders’ (deficit) equity and recorded against the proceeds from the offering. In the event the offering is aborted, deferred offering costs will be expensed. We capitalized $2.4 million of deferred offering costs within other assets, non-current in the consolidated balance sheets as of January 31, 2019. No offering costs were capitalized as of January 31, 2018.

Revenue Recognition

We derive our revenue from subscription agreements with customers for access to our video-first communications platform and services. We elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of February 1, 2017, utilizing the full retrospective method of adoption. Accordingly, the consolidated financial statements for the fiscal years ended January 31, 2017, 2018 and 2019 are presented under ASC 606.

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In accordance with ASC 606, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these services. To achieve the core principle of this standard, we apply the following five steps:

1. Identification of the contract, or contracts, with the customer

We determine a contract with a customer to exist when the contract is approved, each party’s rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the ability and intent to pay, and the contract has commercial substance. At contract inception, we will evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We apply judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer.

2. Identification of the performance obligations in the contract

Performance obligations committed in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services and the products is separately identifiable from other promises in the contract. Our performance obligations generally consist of access to our video-first communications platform and related support services which is considered one performance obligation. Our customers do not have the ability to take possession of our software, and through access to our platform we provide a series of distinct software-based services that are satisfied over the term of the subscription.

We also provide services, which include professional services, consulting services and online event hosting, which are generally considered distinct from the access to our video-first communications platform.

3. Determination of the transaction price

The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. None of our contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).

Our video-first communications platform and related support services are typically warranted to perform in a professional manner that will comply with the terms of the subscription agreements. In addition, we include service level commitments to our customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event that we fail to meet those service levels. These credits represent a form of variable consideration. Historically, we have not experienced any significant incidents affecting the defined levels of reliability and performance as required by the subscription agreements. We have not provided any material refunds related to these agreements in the consolidated financial statements during the periods presented.

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4. Allocation of the transaction price to the performance obligations in the contract

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price. As noted above, access to our video-first communications platform and related support services are considered one performance obligation in the context of the contract and accordingly the transaction price is allocated to this single performance obligation.

5. Recognition of the revenue when, or as, a performance obligation is satisfied

Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue is recognized in an amount that reflects the consideration that we expect to receive in exchange for those services. Fees for access to our video-first communications platform and related support services are subscription revenue and are considered one performance obligation, and the related revenue is recognized ratably over the subscription period as we satisfy the performance obligation.

Services are time-based arrangements and revenue is recognized as these services are performed. Fees for services represent less than 3% of revenue in the periods presented.

Disaggregation of Revenue

The following table summarizes revenue by region based on the billing address of customers:

	Year Ended January 31,
	2017		2018		2019
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentages)
Americas	$50,676	83%	$125,428	83%	$270,132	82%
APAC	5,756	10	13,652	9	27,720	8
EMEA	4,385	7	12,398	8	32,665	10

Total	$60,817	100%	$151,478	100%	$330,517	100%

Contract Balances

We receive payments from customers based on a billing schedule as established in our customer contracts. Accounts receivable are recorded when we contractually have the right to consideration. In some arrangements, a right to consideration for our performance under the customer contract may occur before invoicing to the customer, resulting in an unbilled accounts receivable. The amount of unbilled accounts receivable included within accounts receivable, net on the consolidated balance sheets was $2.5 million and $7.2 million as of January 31, 2018 and 2019, respectively.

Contract liabilities consist of deferred revenue. Revenue is deferred when we have the right to invoice in advance of performance under a customer contract. The current portion of deferred revenue balances are recognized during the following 12-month period. The amount of revenue recognized during the fiscal years ended January 31, 2017, 2018 and 2019 that was included in deferred revenue at the beginning of each period was $7.1 million, $21.3 million and $50.3 million, respectively.

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Remaining Performance Obligation

The terms of our subscription agreements are monthly, annual and multi-year, and we may bill for the full term in advance or on an annual or monthly basis, depending on the customer preference. As of January 31, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations was $311.7 million, which consists of both billed consideration in the amount of $125.8 million and unbilled consideration in the amount of $185.9 million that we expect to recognize as revenue. We expect to recognize 67% of our remaining performance obligations as revenue in fiscal 2020, and the remainder thereafter.

Cost to Obtain a Contract

We capitalize sales commissions and associated payroll taxes paid to internal sales personnel that are incremental to the acquisition of customer contracts. These costs are recorded as deferred contract acquisition costs on the consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans and if the commissions are incremental and would not have occurred absent the customer contract.

Sales commissions paid upon the initial acquisition of a customer contract are amortized over an estimated period of benefit of three years, which is typically greater than the contractual terms of the customer contracts. We do not pay sales commissions upon contract renewal. Amortization is recognized on a straight-line basis commensurate with the pattern of revenue recognition. We determine the period of benefit for commissions paid for the acquisition of the initial customer contract by taking into consideration the initial estimated customer life and the technological life of our video-first communications platform and related significant features. Amortization of deferred contract acquisition costs is included in sales and marketing expense in the consolidated statements of operations.

We periodically review these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.

The following table represents a rollforward of deferred contract acquisition costs:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Beginning balance	$4,023	$12,139	$30,586
Additions to deferred contract acquisition costs	11,230	27,470	45,769
Amortization of deferred contract acquisition costs	(3,114)	(9,023)	(20,839)

Ending balance	$12,139	$30,586	$55,516

Deferred contract acquisition costs, current (to be amortized in next 12 months)	$5,261	$13,888	$26,453
Deferred contract acquisition costs, non-current	6,878	16,698	29,063

Total deferred contract acquisition costs	$12,139	$30,586	$55,516

Cost of Revenue

Cost of revenue primarily consists of costs related to hosting our video-first communications platform and providing general operating support services to our customers. These costs are comprised of co-located data center costs, third-party cloud hosting costs, integrated third-party public switched telephone network (PSTN)

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services, personnel-related expenses, amortization of capitalized software development costs and allocated overhead costs. Indirect overhead associated with corporate facilities and related depreciation is allocated to cost of revenue and operating expenses based on applicable headcount.

Research and Development

Research and development costs include personnel-related expenses associated with our engineering personnel and consultants responsible for the design, development and testing of our video-first communications platform, depreciation of equipment used in research and development and allocated overhead costs. Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred in sales and marketing expense and amounted to $3.7 million, $17.1 million and $36.1 million for the fiscal years ended January 31, 2017, 2018 and 2019, respectively.

Leases

We categorize leases at their inception as either operating or capital leases. In certain lease agreements, we may receive rent holidays and other incentives. For operating leases, we recognize lease costs on a straight-line basis once control of the space is achieved, without regard to deferred payment terms such as rent holidays that defer the commencement date of required payments. Additionally, incentives received are treated as a reduction of costs over the term of the agreement.

Stock-Based Compensation

Stock-based compensation expense related to stock awards is recognized based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The related stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally four years. We account for forfeitures as they occur instead of estimating the number of awards expected to be forfeited.

Foreign Currency

The functional currency of our foreign subsidiaries is the U.S. dollar. Accordingly, monetary assets and liabilities of our foreign subsidiaries are re-measured into U.S. dollars at the exchange rates in effect at the reporting date, non-monetary assets and liabilities are re-measured at historical rates, and revenue and expenses are re-measured at average exchange rates in effect during each reporting period. Foreign currency related gains and losses have been immaterial in the periods presented.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets

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and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We must then assess the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be fully realized. Due to our lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance.

We recognize benefits of uncertain tax positions if it is more likely than not that such positions will be sustained upon examination based solely on their technical merits at the largest amount of benefit that is more likely than not to be realized upon the ultimate settlement. Our policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Net Income (Loss) Per Share Attributable to Common Stockholders

We calculate our net income (loss) per share attributable to Class A and Class B common stock using the two-class method required for companies with participating securities. We consider our convertible preferred stock and unvested common stock, which includes early exercised stock options and restricted stock awards, to be participating securities as holders of such securities have non-forfeitable dividend rights in the event of our declaration of a dividend for shares of common stock. During the periods when we are in a net loss position, the net loss attributable to common stockholders was not allocated to the convertible preferred stock and unvested common stock under the two-class method as these securities do not have a contractual obligation to share in our losses.

Distributed and undistributed earnings allocated to participating securities are subtracted from net income (loss) in determining net income attributable to common stockholders. Basic net income (loss) per share is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of our Class A and Class B common stock outstanding.

The diluted net income per share attributable to common stockholders is computed by giving effect to all dilutive securities. Diluted net income per share attributable to common stockholders is computed by dividing the resulting net income attributable to common stockholders by the weighted-average number of fully diluted common shares outstanding. During the periods when there is a net loss attributable to common stockholders, potentially dilutive common stock equivalents have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.

Unaudited Pro Forma Net Income Per Share Attributable to Common Stockholders

Unaudited pro forma basic and diluted net income per share attributable to common stockholders for fiscal 2019 has been computed to give effect to the conversion of convertible preferred stock and convertible promissory notes and accrued interest into common stock as of the beginning of the period or the original date of issuance, if later.

Segment Information

We operate in one operating segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is our Chief Executive Officer, in deciding how to allocate resources and assessing performance. Our chief operating decision maker allocates resources and assesses performance based upon consolidated financial information.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue by geographical region can be found in the revenue recognition disclosures in Note 1 above. The following table presents our property and equipment, net of depreciation and amortization, by geographic region:

	January 31,
	2018	2019
	(in thousands)
Americas	$9,612	$26,048
APAC	2,746	8,928
Rest of World	674	2,299

Total property and equipment, net	$13,032	$37,275

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. We elected to adopt ASC 606, Revenue from Contracts with Customers, effective as of February 1, 2017. We are presenting our consolidated financial statements for the fiscal years ended January 31, 2018 and 2019 under ASC 606.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. We retrospectively adopted the guidance starting February 1, 2017.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes FASB ASC Topic 840, Leases, and makes other conforming amendments to U.S. GAAP. ASU 2016-02 requires, among other changes to the lease accounting guidance, lessees to recognize most leases on-balance sheet via a right of use asset and lease liability, and additional qualitative and quantitative disclosures. ASU 2016-02 is effective for the annual periods in fiscal years beginning after December 15, 2018, and interim periods therein, using a modified retrospective approach. Early adoption is permitted. We are required to adopt the standard as of February 1, 2019, and have elected the transition method that allows us to apply the standard as of the adoption date and record a cumulative adjustment in accumulated deficit, if applicable. At a minimum, total assets and total liabilities will increase upon adoption as we expect to record a right of use asset and a lease liability for our office space operating leases. We are in the process of concluding certain policy elections available under Topic 842 and plan to apply the package of practical expedients under which we have not reassessed whether any expired or existing contracts are or contain leases, the classification of any expired or existing leases, or the initial direct costs for any existing leases. See Note 6 to these consolidated financial statements for details on our current lease arrangements, the amounts of which represent the future undiscounted commitments.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The standard simplifies the accounting for share-based payments granted to nonemployees for goods and services and aligns most of the guidance on such payments to the nonemployees with the requirements for share-based payments granted to employees. ASU 2018-07 is effective for the annual periods in fiscal years beginning after December 15, 2018, and interim periods therein, using a modified retrospective approach. Early

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adoption is permitted. We are required to adopt ASU 2018-07 on February 1, 2019. The impact of the adoption of the standard is not expected to have a material impact on our consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The standard no longer requires disclosure of the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, however public companies will be required to disclose the range and weighted-average used to develop significant unobservable inputs for Level 3 fair value measurements. ASU 2018-13 is effective for the annual periods in fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The removed and modified disclosures will be adopted on a retrospective basis, and the new disclosures will be adopted on a prospective basis. We are required to adopt ASU 2018-13 on February 1, 2020. We are currently evaluating the effect that ASU 2018-13 will have on our consolidated financial statements and related disclosures.

2. Marketable Securities

As of January 31, 2018 and 2019, our marketable securities consisted of the following:

	January 31, 2018
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Commercial paper	$3,838	$—	$—	$3,838
Corporate bonds	41,639	—	(236)	41,403
Agency bonds	44,940	—	(233)	44,707
U.S. government agency securities	13,170	—	(62)	13,108

Total	$103,587	$—	$(531)	$103,056

	January 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
Commercial paper	$1,243	$—	$—	$1,243
Corporate bonds	53,267	—	(53)	53,214
Agency bonds	32,675	—	(71)	32,604
U.S. government agency securities	24,028	—	(11)	24,017
Treasury bills	1,699	—	—	1,699

Total	$112,912	$—	$(135)	$112,777

We review the individual securities that have unrealized losses on a regular basis to evaluate whether or not any security has experienced an other-than-temporary decline in fair value. We evaluate, among other factors, whether we have the intention to sell any of these marketable securities and whether it is more likely than not that we will be required to sell any of them before recovery of the amortized cost basis. Based on the available evidence, we concluded that the gross unrealized losses on the marketable securities as of January 31, 2018 and 2019, are temporary in nature. There were no material realized gains or losses from available-for-sale securities that were reclassified out of accumulated other comprehensive loss for fiscal 2017, 2018 or 2019.

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The following table presents the contractual maturities of our marketable securities as of January 31, 2018 and 2019:

	January 31,
	2018	2019
	(in thousands)
Less than one year	$58,347	$85,077
Due in one to five years	44,709	27,700

Total	$103,056	$112,777

3. Fair Value Measurements

The following table presents information about our financial instruments that are measured at fair value on a recurring basis using the input categories further discussed in Note 1:

	January 31, 2018
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Money market fund	$7,471	$7,471	$—	$—

Cash equivalents	7,471	7,471	—	—

Commercial paper	3,838	—	3,838	—
Corporate bonds	41,403	—	41,403	—
Agency bonds	44,707	—	44,707	—
U.S. government agency securities	13,108	—	13,108	—

Marketable securities	103,056	—	103,056	—

Certificate of deposit	675	—	675	—

Other assets, non-current	675	—	675	—

Total financial assets	$111,202	$7,471	$103,731	$—

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	January 31, 2019
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Money market fund	$78	$78	$—	$—

Cash equivalents	78	78	—	—

Commercial paper	1,243	—	1,243	—
Corporate bonds	53,214	—	53,214	—
Agency bonds	32,604	—	32,604	—
U.S. government agency securities	24,017	—	24,017	—
Treasury bills	1,699	—	1,699	—

Marketable securities	112,777	—	112,777	—

Certificate of deposit	200	—	200	—

Prepaid expenses and other current assets	200	—	200	—
Certificate of deposit	2,144	—	2,144	—

Other assets, non-current	2,144	—	2,144	—

Total financial assets	$115,199	$78	$115,121	$—

Financial Liabilities:
Convertible promissory notes – bifurcated derivative liabilities	$163	$—	$—	$163

Other liabilities, non-current	163	—	—	163

Total financial liabilities	$163	$—	$—	$163

We classify our highly liquid money market funds within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. We classify our commercial paper, agency bonds, corporate bonds, U.S. government agency securities, treasury bills and certificate of deposit within Level 2 because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. We classify the derivative liabilities as Level 3 due to the lack of relevant observable market data over fair value inputs such as the probability-weighting of the various scenarios that can impact settlement of the arrangement. There were no transfers of financial instruments between Level 1, Level 2 and Level 3 during the periods presented.

The following table sets forth a summary of the changes in the fair value of our Level 3 financial instruments as follows:

Derivative Liabilities
(in thousands)
Balance - January 31, 2018	$—
Derivative liabilities bifurcated from convertible promissory notes issued	159
Change in fair value	4

Balance - January 31, 2019	$163

The fair value of the derivative liabilities were measured using a with-and-without approach. Inputs used to determine the estimated fair value of the derivative instruments include the probability estimates of potential

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settlement scenarios for the convertible promissory notes, a present value discount rate and an estimate of the expected timing of settlement. Certain unobservable inputs used in the fair value measurement of the derivative instruments associated with the convertible promissory notes are the scenario probabilities and the discount rate estimated at the valuation date.

4. Consolidated Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consisted of the following:

	January 31,
	2018	2019
	(in thousands)
Computer and office equipment	$13,865	$32,515
Furniture and fixtures	512	1,993
Software	1,818	6,575
Leasehold improvements	1,537	7,660

Property and equipment, gross	17,732	48,743
Less: accumulated depreciation and amortization	(4,700)	(11,468)

Property and equipment, net	$13,032	$37,275

Depreciation and amortization expense was $1.2 million, $2.8 million and $7.0 million for the fiscal years ended January 31, 2017, 2018 and 2019, respectively.

As of January 31, 2018, property and equipment financed under capital leases were immaterial. We had no property and equipment financed under capital lease as of January 31, 2019.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	January 31,
	2018	2019
	(in thousands)
Accrued compensation and benefits	$9,206	$12,004
Accrued expenses	3,920	13,596
Liability for early exercise of common stock options	502	1,781
Sales and other tax liabilities	481	1,183
Other	1,346	3,692

Accrued expenses and other current liabilities	$15,455	$32,256

ZOOM VIDEO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Liabilities, Non-current

Other liabilities, non-current consisted of the following:

	January 31,
	2018	2019
	(in thousands)
Sales and other tax liabilities	$8,395	$20,817
Convertible promissory notes, net of debt discount	—	14,858
Derivative liabilities	—	163
Deferred rent liabilities	764	2,314
Other	539	1,308

Other liabilities, non-current	$9,698	$39,460

5. Convertible Promissory Notes

In October 2018, we entered into a strategic partnership with Dropbox, Inc. (Dropbox), a global collaboration platform company, which involves the development of technology enabling integrated workflows for users between our platform and the Dropbox platform, as well as a strategic partnership with Atlassian, Inc. (Atlassian), a collaboration software company, which involves the development of technology enabling integrated workflows for users between our platform and Atlassian’s Jira Ops and Jira Service Desk products. As part of the strategic partnerships, we issued unsecured three-year convertible promissory notes in the principal amounts of $5.0 million and $10.0 million to Dropbox and Atlassian, respectively, which accrue simple interest at 2.75% and 5.0% per annum, respectively. Both convertible promissory notes are collectively referred to as “the notes” throughout the notes to the consolidated financial statements, unless otherwise stated. The notes will automatically convert into shares of Class A common stock upon an IPO at a conversion price equal to the IPO price. The notes are automatically redeemed upon the occurrence of a “Liquidation Event” (defined as (1) the acquisition of the Company by another entity (other than an acquisition in which holders of the voting securities outstanding immediately prior to the transaction retain, immediately after the transaction, at least a majority of the total voting power), (2) a sale, lease, exclusive license or other disposition of all or substantially all of the Company’s assets by means of a transaction or series of transactions (other than a sale, lease, exclusive license or other disposition made to a wholly-owned subsidiary), or (3) any dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary) for a cash amount equal to 1.2 times the principal plus accrued and unpaid interest as of the date of the liquidation event. In the event of a “Qualified Financing” (defined as a transaction or series of transactions in which we issue newly-issued preferred stock for aggregate gross proceeds of at least $25.0 million), the notes will automatically convert into shares of newly-issued preferred stock at a conversion price equal to 80% of the preferred stock price. The holders of the notes also have the right, at their option, to convert the notes into shares of newly-issued preferred stock in a financing that is not a “Qualified Financing” at a conversion price equal to 80% of the preferred stock price.

We concluded that the conversion term on both the Liquidation Event and Qualified Financing should be bifurcated as embedded derivatives. The impact of the change in fair value of the derivatives was reported in other income, net on the consolidated statement of operations. We will remeasure the fair value of each embedded derivative at each reporting period and recognize the change in the consolidated statement of operations. The excess of the principal amount of the Dropbox and Atlassian notes over the liability component (debt discount) is amortized to interest expense over the contractual term of the notes at an effective interest rate of 3.22% and 5.39%, respectively. We recorded interest expense of $0.2 million during fiscal 2019 related to the notes. We present a summary of the changes in the fair value of our embedded derivatives in Note 3 above.

ZOOM VIDEO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth a summary of the outstanding convertible promissory notes:

Convertible Promissory Notes
(in thousands)
Balance—January 31, 2018	$—
Convertible promissory notes issued	15,000
Unamortized debt discount, net of accretion during the period	(142)

Balance—January 31, 2019	$14,858

6. Commitments and Contingencies

Operating Leases

We lease our office facilities in Australia, China, the United Kingdom and the United States under noncancelable agreements that expire at various dates through January 2028. Rent expense during the fiscal year ended January 31, 2017, 2018 and 2019 was $1.6 million, $3.3 million and $7.2 million, respectively.

Future minimum payments related to operating leases as of January 31, 2019 are as follows:

January 31, 2019
(in thousands)
Year Ending January 31,
2020	$7,609
2021	7,837
2022	7,888
2023	7,514
2024	7,174
Thereafter	18,635

Total future minimum payments	$56,657

Non-cancelable Purchase Obligations

In the normal course of business, we enter into non-cancelable purchase commitments with various parties to purchase primarily software-based services. As of January 31, 2019, we had outstanding non-cancelable purchase obligations with a term of 12 months or longer of $25.1 million.

Indemnifications and Contingency

Our agreements with certain larger customers include certain provisions for indemnifying customers against liabilities if our services infringe a third party’s intellectual property rights. It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances that may be involved in each particular agreement. To date, we have not incurred any material costs as a result of such provisions and have not accrued any liabilities related to such obligations in our consolidated financial statements.

In addition, we have indemnification agreements with our directors and our executive officers that require us, among other things, to indemnify our directors and executive officers for costs associated with any fees,

ZOOM VIDEO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

expenses, judgments, fines and settlement amounts incurred by any of those persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by us, arising out of that person’s services as our director or officer or that person’s services provided to any other company or enterprise at our request. We maintain director and officer insurance coverage that may enable us to recover a portion of any future indemnification amounts paid. To date, there have been no claims under any of our directors and executive officers indemnification provisions.

Sales and Other Tax Liabilities

We conduct operations in many tax jurisdictions throughout the United States. In many jurisdictions, non-income-based taxes, such as sales and use tax and other indirect taxes are assessed on our operations. Although we are diligent in collecting and remitting such taxes, there is uncertainty as to what constitutes sufficient in-state presence for a state to levy taxes, fees and surcharges for sales made over the Internet. As of January 31, 2018 and 2019, we recorded sales and other tax liabilities of $8.9 million and $22.0 million, respectively, of which $0.5 million and $1.2 million are included in accrued expenses and other current liabilities, respectively, and $8.4 million and $20.8 million are included in other liabilities, non-current, respectively, on our consolidated balance sheets, based on our best estimate of the probable liability for the loss contingency incurred as of those dates. Our estimate of a probable outcome under the loss contingency is based on analysis of our sales and marketing activities, revenue subject to sales tax, and applicable regulations in applicable jurisdictions in each period. No significant adjustments to the sales and other tax liabilities have been recognized in the accompanying consolidated financial statements for changes to the assumptions underlying the estimate. However, changes in our assumptions may occur in the future as we obtain new information which can result in adjustments to the recorded liability.

Other Contingencies

Our platform and associated products are subject to various restrictions under U.S. export control and sanctions laws and regulations, including the U.S. Department of Commerce’s Export Administration Regulations (EAR) and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls (OFAC). The U.S. export control laws and U.S. economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities, and also require authorization for the export of certain encryption items. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements and have enacted or could enact laws that could limit our ability to distribute our platform or could limit our hosts’ ability to implement our platform in those countries.

Although we take precautions to prevent our platform and associated products from being accessed or used in violation of such laws, we have inadvertently allowed our platform and associated products to be accessed or used by some customers in apparent violation of U.S. economic sanction laws. In addition, we may have inadvertently made our software products available to some customers, including users in embargoed or sanctioned countries, in apparent violation of the EAR. As a result, we have submitted initial and final voluntary self-disclosures concerning potential violations of U.S. sanctions and export control laws and regulations to OFAC and the U.S. Department of Commerce’s Bureau of Industry and Security and OFAC. If we are found to be in violation of U.S. economic sanctions or export control laws, it could result in fines and penalties. We may also be adversely affected through other penalties, reputational harm, loss of access to certain markets or other factors. No loss has been recognized in the financial statements for this loss contingency as it is not probable a loss has been incurred and the range of a possible loss is not estimable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Legal Proceedings

In the ordinary course of business, we may be subject from time to time to various proceedings, lawsuits, disputes or claims. Although we cannot predict with assurance the outcome of any litigation, we do not believe there are currently any such actions that, if resolved unfavorably, would have a material impact on our financial condition, results of operations or cash flows.

7.	Convertible Preferred Stock, Stockholders’ Deficit and Equity Incentive Plan

Convertible Preferred Stock

Convertible preferred stock consisted of the following:

	January 31, 2018 and 2019
	Designated Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
	(in thousands, except share data)
Series A	67,083,500	61,717,700	$9,258
Series B	25,857,784	25,857,784	6,500
Series C	34,363,256	34,363,256	30,000
Series D	30,800,000	30,727,064	114,966

Total convertible preferred stock	158,104,540	152,665,804	$160,724

The holders of the convertible preferred stock have the following rights, preferences and privileges:

Dividend Rights – Holders of convertible preferred stock are entitled to receive noncumulative dividends at the rate of 6% of their applicable original issue price per share (as adjusted for any stock dividends, combinations, recapitalizations or stock splits), on a pari passu basis when, as, and if, declared by the board of directors. No dividends will be paid to holders of common stock until the aforementioned dividends on convertible preferred stock have been paid or set aside for payment. Any remaining dividends shall be paid to the holders of convertible preferred stock and common stock on an as-converted basis. To date, no dividends have been declared.

Conversion Rights – Holders of convertible preferred stock have the right to convert at any time into shares of Class B common stock at the applicable conversion ratio arrived at by dividing the original issuance price by the applicable conversion price. All shares of the convertible preferred stock shall be automatically converted into shares of Class B common stock (i) upon the written request from holders of each of (a) a majority of the Series A convertible preferred stock then outstanding, (b) a majority of the Series B convertible preferred stock then outstanding, (c) a majority of the Series C convertible preferred stock then outstanding, and (d) a majority of the Series D convertible preferred stock outstanding, or (ii) into shares of Class B common stock immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement in connection with an offering of securities on the New York Stock Exchange, Nasdaq Global Market or other securities exchange resulting in at least $75.0 million of proceeds (net of underwriting discounts and commissions) at a fully diluted pre-offering valuation of no less than $1.0 billion.

Liquidation Preference – In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of shares of Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution from the proceeds of the liquidation event of the Company to the holders of

ZOOM VIDEO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Series A convertible preferred stock or common stock by reason of their ownership thereof, an amount equal to the greater of (i) the applicable original issue price for such series of convertible preferred stock plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of convertible preferred stock been converted into Class B common stock. After the payment to the holders of the Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock, the holders of shares of Series A convertible preferred stock shall be entitled to receive, prior and in preference to any distribution from the proceeds of the liquidation event of the Company to the holders of common stock by reason of their ownership thereof, an amount equal to the greater of (i) the applicable original issue price for the Series A convertible preferred stock plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A convertible preferred stock been converted into Class B common stock. The remaining funds are distributed with equal priority and pro rata among the holders of preferred stock and common stock.

Voting Rights – The holders of convertible preferred stock are entitled to vote on all matters and are entitled to the number of votes equal to ten times the number of shares of Class B common stock into which each share of convertible preferred stock is then convertible. The holders of convertible preferred stock vote together with the holders of Class B common stock as a single class on an as-converted basis, unless as expressly provided in our certificate of incorporation or as required by law. The holders of Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock voting as separate classes, are each entitled to elect one director. In addition, the holders of Class B common stock, voting as a separate class, are entitled to elect two members of the board of directors. The holders of convertible preferred stock and Class B common stock, voting together as a single class on an as-if-converted basis, are entitled to elect remaining members of the board of directors.

Redemption – The convertible preferred stock does not contain any date-certain redemption features.

Classification of Convertible Preferred Stock – The deemed liquidation preference provisions of the convertible preferred stock are considered contingent redemption provisions that are not solely within our control. Accordingly, the convertible preferred stock has been presented outside of permanent equity in the mezzanine section of the consolidated balance sheets.

Repurchases of Convertible Preferred Stock

In December 2016, in conjunction with the Series D convertible preferred stock financing, we repurchased 4,000,000 shares of Series A convertible preferred stock from an existing investor for a total consideration of approximately $15.0 million. The amount paid in excess of the carrying value of the Series A convertible preferred stock is considered a deemed dividend and is reflected as distributed earnings attributable to participating securities in the calculation of net loss attributable to common stockholders. The shares of Series A convertible preferred stock that we repurchased were retired immediately thereafter.

In fiscal 2018, we voluntarily repurchased 1,365,800 shares of Series A convertible preferred stock from certain existing investors for a total consideration of $4.6 million. The amount paid in excess of the carrying value of the Series A convertible preferred stock is considered a deemed dividend and is reflected as distributed earnings attributable to participating securities in the calculation of net loss attributable to common stockholders. The shares of Series A convertible preferred stock that we repurchased were retired immediately thereafter.

Dual Class Common Stock Structure

In November 2018, we implemented a dual class common stock structure pursuant to which all then-outstanding shares of our common stock were reclassified as Class B common stock and a new class of Class A

ZOOM VIDEO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

common stock was authorized. The Class A common stock is entitled to one vote per share and the Class B common stock is entitled to 10 votes per share. The Class A and Class B common stock have the same dividend and liquidation rights. Each share of Class B common stock will automatically convert into one share of Class A common stock upon (a) any transfer of such share, except for certain permitted transfers described in our amended and restated certificate of incorporation, and (b) the death of the holder of such share. In addition, each share of Class B common stock will be automatically converted into one share of Class A common stock upon the earliest of (a) the date that is six months following the death or incapacity of Eric S. Yuan (our CEO), (b) the date that is six months following the date that Mr. Yuan is no longer providing services to us or his employment is terminated for cause, (c) the date specified by the holders of a majority of the then outstanding shares of convertible preferred stock, voting together on an as-converted basis, and the holders of a majority of the then outstanding shares of Class B common stock, voting as a separate class, and (d) the 15-year anniversary of the closing of our IPO. In connection with the implementation of the dual class common stock structure, each then outstanding share of our convertible preferred stock became convertible into one share of Class B common stock, and all outstanding options to purchase shares of common stock became options to purchase an equivalent number of shares of Class B common stock.

Upon the effectiveness of the restated certificate of incorporation in November 2018, the number of shares of common stock that is authorized to be issued consisted of 320,000,000 shares of Class A common stock, $0.001 par value per share and 300,000,000 shares of Class B common stock, $0.001 par value per share. Class A and Class B common stock are referred to as common stock throughout the notes to the consolidated financial statements, unless otherwise noted.

Common Stock

We have the following shares of common stock reserved for future issuance:

	January 31,
	2018	2019
Conversion of convertible preferred stock	152,665,804	152,665,804
Outstanding stock options	34,170,489	35,064,465
Remaining shares available for future issuance under the 2011 Plan	10,459,873	1,848,100

Total shares of common stock reserved	197,296,166	189,578,369

Equity Incentive Plan

In 2011, we adopted the 2011 Equity Incentive Plan (2011 Plan), under which officers, employees, and consultants may be granted various forms of equity incentive compensation at the discretion of the board of directors, including stock options and restricted stock awards. The awards have varying terms, but generally vest over four years, and are issued at the Fair Market Value (as defined in the 2011 Plan) of the shares of common stock on the date of grant. Certain awards provide for accelerated vesting if there is a Change in Control (as defined in the 2011 Plan).

As of January 31, 2018 and 2019, our board of directors had authorized 71,240,000 shares of common stock to be reserved for grants of awards under the 2011 Plan.

ZOOM VIDEO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of stock option activity under our equity incentive plan and related information is as follows:

		Options Outstanding
	Shares Available for Grant	Outstanding Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except share, life and per share data)
Balance as of February 1, 2016	10,758,016	31,802,500	$0.06	7.5	$8,281
Granted	(5,808,000)	5,808,000	0.30
Exercised	—	(8,971,412)	0.04		3,541
Cancelled/forfeited/expired	628,088	(628,088)	0.19

Balance as of January 31, 2017	5,578,104	28,011,000	0.11	7.2	13,900
Shares authorized	14,000,000	—
Granted	(9,765,200)	9,765,200	0.87
Exercised	—	(2,958,742)	0.25		2,497
Cancelled/forfeited/expired	646,969	(646,969)	0.39

Balance as of January 31, 2018	10,459,873	34,170,489	$0.31	6.9	$53,947
Granted	(9,192,700)	9,192,700	4.92
Exercised	—	(7,717,797)	0.46		60,849
Cancelled/forfeited/expired	580,927	(580,927)	1.10

Balance as of January 31, 2019	1,848,100	35,064,465	$1.48	6.8	$534,572

Vested as of January 31, 2019		19,132,388	$0.24	5.1	$315,380

The weighted-average grant date fair value of options granted to employees during the fiscal years ended January 31, 2017, 2018 and 2019 was $0.23, $0.67 and $6.28, respectively. As of January 31, 2019, unrecognized stock-based compensation cost related to outstanding unvested stock options was $57.1 million, which is expected to be recognized over a weighted-average period of 3.4 years.

The Black-Scholes assumptions used to value the employee options at the grant dates are as follows:

	Year Ended January 31,
	2017	2018	2019
Expected term (years)	5.4 – 6.1	5.6 – 6.7	5.0 – 6.2
Expected volatility	48.2% – 56.3%	47.7% – 52.0%	44.6% – 48.2%
Risk-free interest rate	1.2% – 1.5%	1.8% – 2.3%	2.6% – 3.1%
Expected dividend yield	0.0%	0.0%	0.0%

These assumptions and estimates were determined as follows:

•

Fair Value of Common Stock. As our common stock is not publicly traded, the fair value was determined by our board of directors, with input from management and valuation reports prepared by third-party valuation specialists. Stock-based compensation for financial reporting purposes is measured based on updated estimates of fair value when appropriate, such as when additional relevant information related to the estimate becomes available in a valuation report issued as of a subsequent date.

•	Risk-Free Interest Rate. The risk-free interest rate for the expected term of the options was based on the U.S. Treasury yield curve in effect at the time of the grant.

ZOOM VIDEO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

Expected Term. The expected term of options represents the period of time that options are expected to be outstanding. Our historical stock option exercise experience does not provide a reasonable basis upon which to estimate an expected term due to a lack of sufficient data. For stock options granted to employees, we estimate the expected term by using the simplified method. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options. For stock options granted to non-employees, the expected term equals the contractual term of the option.

•

Expected Volatility. As we do not have a trading history for our common stock, the expected volatility was estimated by taking the average historic price volatility for industry peers, consisting of several public companies in our industry that are either similar in size, stage of life cycle, or financial leverage, over a period equivalent to the expected term of the awards.

•

Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

Early Exercise of Common Stock Options

Our board of directors authorized certain stock option holders to exercise unvested options to purchase shares of common stock. Shares received from such early exercises are subject to repurchase in the event of the optionee’s termination of service as a Service Provider (as defined in the 2011 Plan), at the original issuance price, until the options are fully vested. As of January 31, 2018 and 2019, 1,941,667 and 1,261,230 shares of Class B common stock were subject to repurchase at a weighted average price of $0.26 and $1.41 per share, respectively. As of January 31, 2018 and 2019, the cash proceeds received for unvested shares of common stock recorded within accrued expenses and other current liabilities in the consolidated balance sheets were $0.5 million and $1.8 million, respectively.

Restricted Stock Award

In October 2015, we issued 1,202,720 shares of common stock to a member of our board of directors under a restricted stock agreement at a grant date fair value of $0.14 per share, totaling $0.2 million. Of the total shares issued, 481,088 shares vested on the grant date and the remaining shares vest over four years from the grant date. The unvested shares are subject to a repurchase right held by us at the original purchase price.

For the fiscal years ended January 31, 2017, 2018 and 2019, 180,408 shares of the restricted common stock vested in each period, and the related stock-based compensation expense for such shares of common stock was immaterial. As of January 31, 2019, 180,408 shares of common stock were unvested and subject to repurchase.

Third-Party Stock Transactions

In May 2017, our CEO sold 2,899,136 shares of our common stock to an existing investor at a per share price of $3.74. In the consolidated statements of operations for fiscal 2018, due to the fact that the purchase was made by an economic interest holder and is presumptively considered compensatory under U.S. GAAP, we recognized stock-based compensation expense related to such stock sale of $8.6 million, the difference between the purchase price and the fair value of our common stock at the time of sale.

ZOOM VIDEO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

The stock-based compensation expense by line item in the accompanying consolidated statements of operations is summarized as follows:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Cost of revenue	$87	$204	$1,119
Research and development	278	360	1,369
Sales and marketing	467	812	3,540
General and administrative	207	8,953	2,913

Total stock-based compensation expense	$1,039	$10,329	$8,941

8. Income Taxes

The components of the net income (loss) before the provision for income taxes were as follows:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Domestic	$(115)	$(3,782)	$(204)
Foreign	273	264	8,553

Total	$158	$(3,518)	$8,349

The provision for income taxes were as follows:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Current:
Federal	$—	$—	$—
State	11	46	80
Foreign	161	258	685

Total current income tax expense	172	304	765

Deferred:
Federal	—	—	—
State	—	—	—
Foreign	—	—	—

Total deferred income tax expense	—	—	—

Total provision for income taxes	$172	$304	$765

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (Tax Act). The Tax Act makes broad and complex changes to the U.S. tax code that affect fiscal 2018, including, but not limited to, requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years (Transition Tax) and a reduction in the corporate tax rate to 21%. The Tax Act also establishes new tax laws that will affect later years, a general limitation of U.S.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

federal income taxes on dividends from foreign subsidiaries, net operating loss deduction limitations, a base erosion, anti-tax abuse tax (BEAT) and a deduction for foreign-derived intangible income (FDII) and a new provision designed to tax global intangible low-taxed income (GILTI). Under ASC 740, the effects of changes in tax rates and laws are recognized in the period in which the new legislation is enacted. In the case of U.S. federal income taxes, the enactment date is the date the bill becomes law. We do not expect a financial statement impact as a result of this legislation. We performed a re-measurement of deferred tax assets and liabilities as a result of the decrease in the corporate federal income tax rate to 21%, which was offset by the valuation allowance. We have elected to treat taxes on GILTI as period costs starting in the current year.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (SAB 118) which provides guidance on accounting for the tax effects of the Tax Act. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under ASC 740, Income taxes. In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Tax Act for which the accounting under ASC 740 is complete. To the extent that a company’s accounting for certain income tax effects of the Tax Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. As of January 31, 2019, no provisional estimate had been recorded as we have completed our accounting under the Tax Act.

Our accounting for the following elements of the Tax Act is complete: Reduction of U.S. federal Corporate Tax Rate: The Tax Act reduces the corporate tax rate to 21%, effective January 1, 2018. Accordingly, we have re-measured all deferred taxes at 21% as of December 31, 2017 and recorded a decrease related to the net deferred tax asset balance of $0.9 million with a corresponding net adjustment to our valuation allowance. We expect that the U.S. Treasury will issue regulations and other guidance on the application of certain provisions of the Tax Act. We will analyze that guidance and other necessary information to refine our estimates and complete our accounting for the tax effects of the 2017 Tax Act, as necessary.

The provision for income taxes differs from the amount computed by applying the statutory federal tax rate as follows:

	Year Ended January 31,
	2017	2018	2019
	(in thousands)
Tax at federal statutory rate	$54	$(1,157)	$1,764
State taxes	11	45	67
Foreign rate differential	19	(26)	(1,627)
Stock-based compensation	(243)	3,272	1,662
Permanent items	59	117	809
Differences in U.S. GAAP to local statutory accounting	—	358	1,039
Research and development credits, net of FIN48	(28)	(150)	(289)
Tax uncertainties	924	516	515
Change in valuation allowance	(648)	(1,895)	(2,477)
Change in federal tax rate	—	(881)	—
Other	24	105	(698)

Total	$172	$304	$765

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes result from differences in the recognition of expenses for tax and financial reporting purposes, as well as operating loss and tax credit carryforwards. Significant components of our deferred income tax assets as of January 31, 2018 and 2019 are as follows:

	January 31,
	2018	2019
	(in thousands)
Deferred taxes:
Net operating loss carryforwards	$6,040	$6,517
Research and development credit carryforward	485	972
Stock-based compensation	178	133
Accruals and reserves	3,036	6,856
Property and equipment	(1,250)	(4,779)
Deferred revenue	955	2,646
Deferred contract acquisition costs	(6,290)	(11,468)

Gross deferred taxes	3,154	877

Valuation allowance	(3,154)	(877)
Total net deferred taxes	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the deferred tax assets will not be realized; accordingly, a valuation allowance has been established on U.S. net deferred tax assets. The valuation allowance decreased by $3.1 million and $2.3 million for the fiscal years ended January 31, 2018 and 2019, respectively.

As of January 31, 2019, we had net operating loss carryforwards of approximately $26.9 million for federal income tax purposes which will begin to expire in 2032 if unused. We had net operating loss carryforwards of approximately $10.7 million for state income tax purposes which will begin to expire in the year 2027 if unused.

As of January 31, 2019, we also had research and development credit carryforwards of approximately $1.1 million for federal income tax and $1.1 million for state income tax purposes. The federal research and development tax credit will begin to expire in 2036 if unused. State research and development tax credits carryforward indefinitely.

The federal and state net operating loss carryforwards may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, and similar provisions under state law. The Tax Reform Act of 1986 contains provisions that limit the federal net operating loss carryforwards that may be used in any given year in the event of special occurrences, including significant ownership changes. We have completed a Section 382 calculation and have determined that none of the operating losses will expire solely due to Section 382 limitation(s).

We comply with ASC 740-10, Accounting for Uncertainty in Income Taxes which prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return. In 2011, we adopted the provisions set forth in ASC 740-10, issued originally as FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. This pronouncement sets a “more likely than not” criterion for recognizing the tax benefit of

ZOOM VIDEO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

uncertain tax positions. Total unrecognized income tax benefits were $2.8 million as of January 31, 2019. We do not anticipate any significant changes to unrecognized tax benefits in the next 12 months. We recognize interest and penalties related to uncertain tax positions in income tax expense.

A reconciliation of the beginning and ending balance of total unrecognized tax position is as follows:

Unrecognized Tax Benefits
(in thousands)
Balance—January 31, 2016	$789
Increases related to current years’ tax positions	416

Balance—January 31, 2017	1,205
Increases related to current years’ tax positions	771

Balance—January 31, 2018	1,976
Increases related to current years’ tax positions	802

Balance—January 31, 2019	$2,778

Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. During the fiscal years ended January 31, 2018 and 2019, we recognized no interest and penalties associated with unrecognized tax benefits. There are no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. If recognized, $1.0 million would affect our effective tax rate.

We file income tax returns in the U.S. federal jurisdiction, various state jurisdictions and various foreign jurisdictions. As of January 31, 2019, all of the years remain open to examination by the federal and state tax authorities for three or four years from the tax year in which net operating losses or tax credits are utilized. There have been no examinations of our income tax returns by any tax authority.

9. Net Income (Loss) Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to common stockholders for the periods presented:

	Year Ended January 31,
	2017		2018		2019
	Class A	Class B	Class A	Class B	Class A	Class B
	(in thousands, except share and per share data)
Numerator:
Net income (loss)	$—	$(14)	$—	$(3,822)	$—	$7,584
Less: Distributed earnings attributable to participating securities	—	(14,366)	—	(4,405)	—	—
Less: Undistributed earnings attributable to participating securities	—	—	—	—	—	(7,584)

Net income (loss) attributable to common stockholders, basic and diluted	—	(14,380)	—	(8,227)	—	—

ZOOM VIDEO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended January 31,
	2017		2018		2019
	Class A	Class B	Class A	Class B	Class A	Class B
	(in thousands, except share and per share data)
Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, basic	$—	$70,309,256	$—	$78,119,865	$—	$84,483,094

Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, diluted	—	70,309,256	—	78,119,865	—	116,005,681

Net income (loss) per share attributable to common stockholders:
Basic	$—	$(0.20)	$—	$(0.11)	$—	$0.00

Diluted	$—	$(0.20)	$—	$(0.11)	$—	$0.00

The potential shares of common stock that were excluded from the computation of diluted net income (loss) per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows:

	Year Ended January 31,
	2017		2018		2019
	Class A	Class B	Class A	Class B	Class A	Class B
Convertible preferred stock	—	154,031,604	—	152,665,804	—	—
Outstanding stock options	—	28,011,000	—	34,170,489	—	3,541,878
Shares subject to repurchase from early exercised stock options and restricted stock	—	3,016,224	—	2,302,483	—	—

Total	—	185,058,828	—	189,138,776	—	3,541,878

The convertible promissory notes are contingently convertible (convertible upon completion of an IPO or a qualified financing event as discussed in Note 5), and the conditions for the convertible feature were not satisfied as of January 31, 2019. We have excluded these potential dilutive shares from the calculation of diluted net income per share attributable to common stockholders for the period.

Basic and diluted EPS are the same for each class of common stock because they are entitled to the same liquidation and dividend rights.

Unaudited Pro Forma Net Income Per Share Attributable to Common Stockholders

We have presented the unaudited pro forma basic and diluted net income per share for fiscal 2019, which has been computed to give effect to the conversion of our convertible preferred stock into Class B common stock and conversion of convertible promissory notes into Class A common stock (using the if-converted method) as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. The pro forma net income per share does not include shares being offered in the assumed IPO.

ZOOM VIDEO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the computation of our unaudited pro forma basic and diluted net income per share:

	Year Ended January 31, 2019
	Class A	Class B
	(in thousands, except share and per share data)
Numerator:
Net income attributable to common stockholders, basic and diluted	$—	$—
Income attributable to convertible preferred stock	—	7,584
Interest expense related to convertible promissory notes	198	—
Interest expense related to amortization of debt discount for convertible promissory notes	17	—
Remeasurement of derivative liabilities	4	—
Reallocation of net income attributable to common stockholders	(209)	209

Pro forma net income attributable to common stockholders, basic	10	7,793

Reallocation of net income attributable to common stockholders	(1)	1

Pro forma net income attributable to common stockholders, diluted	$9	$7,794

Denominator:
Weighted-average shares used in computing net income per share attributable to common stockholders, basic	$—	$84,483,094
Weighted-average shares used in computing net income per share attributable to common stockholders, diluted	—	116,005,681
Weighted-average pro forma adjustment to reflect assumed conversion of convertible preferred stock	—	152,665,804
Weighted-average pro forma adjustment to reflect assumed conversion of convertible promissory notes	318,895	—

Weighted-average shares used in computing pro forma net income per share attributable to common stockholders, basic	318,895	237,148,898

Weighted-average shares used in computing pro forma net income per share attributable to common stockholders, diluted	318,895	268,671,485

Pro forma net income per share attributable to common stockholders:
Basic	$0.03	$0.03

Diluted	$0.03	$0.03

10. Related Party Transactions

In November 2015, we provided a loan under a full recourse promissory note to our CEO in the amount of $2.0 million. The promissory note had a term of six months and bore interest at a rate that is the greater of (i) 4% per annum, compounded annually and (ii) the Applicable Federal Rate (as set by the Internal Revenue Service), per annum, compounded annually. In March 2016, our CEO repaid the note receivable principal balance of $2.0 million and an immaterial amount of accrued interest.

ZOOM VIDEO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In October 2015, we entered into a three-year reseller agreement with Digit Mobile Inc. (DMI) for a total contractual amount of $0.9 million. One of our former directors serves as the managing director of DMI. In October 2016, we entered into an amendment to the reseller agreement with DMI whereby the remaining contractual amount was amended from $0.6 million to $0.5 million. Revenue recognized under this agreement was immaterial during the periods presented.

In September 2016, we entered into a service agreement with Veeva Systems Inc. (Veeva), a cloud-based business solutions company. The chief executive officer of Veeva serves as a director on our board of directors. Revenue recognized from services provided to Veeva was $0.3 million, $1.4 million and $1.3 million for the fiscal years ended January 31, 2017, 2018 and 2019, respectively.

11. Subsequent Events

We have evaluated subsequent events from the balance sheet date through March 22, 2019, the date at which the consolidated financial statements were available to be issued.

Subsequent to January 31, 2019, we granted stock options to purchase up to 760,700 shares of Class B common stock with a weighted-average exercise price of $24.10 per share.

Subsequent to January 31, 2019, we entered into an agreement to lease additional space and extend the term of existing leases located in the United States. We expect to make $14.0 million of additional rent payments over the term of these leases, which expires during the year ending January 31, 2030.

12. Events (Unaudited) Subsequent to the Date of the Report of the Independent Registered Public Accounting Firm

Subsequent to March 22, 2019, we granted stock options to purchase up to 396,800 shares of Class B common stock with an exercise price of $30.00 per share. All options granted after January 31, 2019 generally vest over a period of 48 months. Based on the midpoint of the estimated price range set forth on the cover page of this prospectus, we estimate we will recognize approximately $20.0 million of stock-based compensation expense related to these stock options granted after January 31, 2019 generally over the requisite service period of 48 months.

In addition, in light of the difference between the fair value used for stock options granted on January 24, 2019 and the midpoint of the estimated price range set forth on the cover page of this prospectus, in order to determine the appropriate share-based compensation expense for those stock options for financial reporting purposes, we reassessed the share-based compensation expense using the midpoint of the estimated price range. We are recognizing $15.3 million of stock-based compensation expense related to these option grants generally over the requisite service period of 48 months. Since these options were granted near the end of fiscal 2019, the amount of stock-based compensation expense recognized in that fiscal period for these stock option grants is immaterial, and the incremental amount of additional expense in fiscal 2019 as a result of this reassessment using the midpoint of the estimated price range is also immaterial. Therefore, we will record an out-of-period adjustment in the first quarter of fiscal 2020 to “catch-up” the incremental amount of additional expense for these stock option grants that would have otherwise been recorded in fiscal 2019.

In April 2019, we entered into a purchase agreement with Salesforce Ventures LLC to purchase $100.0 million of our Class A common stock in a private placement at a price per share equal to the initial public offering price. The purchase of our Class A common stock will occur immediately subsequent to the closing of our initial public offering.

ZOOM VIDEO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In April 2019, our Board of Directors adopted the 2019 Equity Incentive Plan and reserved 58,300,889 shares of our Class A common stock for issuance under the plan and the 2019 Employee Stock Purchase Plan and reserved 9.0 million shares of our Class A common stock for future issuance under the plan.

In April 2019, our Board of Directors approved an amendment to our certificate of incorporation to authorize 2.0 billion shares of Class A common stock, 300.0 million shares of Class B common stock, 200.0 million shares of preferred stock, which will be filed and become effective upon the closing of our IPO.

zoomrooms
zoom
zoomtopia
zoom
App Marketplace
BEST PLACES TO WORK
zoom

zoom timeline

2011

April 2011
Zoom Video Communications, Inc. incorporated

July 2011
First employee hired

2013

January 2013
Zoom 1.0 GA

2014

April 2014
Zoom Rooms GA

2015

February 2015
First 100 employees

2016

June 2016
Exceeded 500 million monthly meeting minutes

2017

September 2017
First Zoomtopia

2018

October 2018
App Marketplace GA

December 2018
Zoom named Glassdoor's #2 Best Company to Work For in the US

2019

January 2019
Zoom Phone GA

February 2019
Exceeded 5 billion monthly meeting minutes

Timeline April 2011 Zoom Video Communications, Inc. incorporated June 2011 First seed funding and first office leased in Santa Clara, CA July 2011 First employee hired January 2013 Zoom 1.0 GA April 2014 Zoom Rooms GA August 2014 Zoom 3.0 featuring debut of Zoom Video Webinars and Group Chat GA February 2015 First 100 employees June 2016 Exceeded 500 million monthly meeting minutes September 2017 First Zoomtopia June 2018 Eric Yuan named Glassdoors #1 Best CEO in the US and EY Entrepreneur of the Year October 2018 App Marketplace GA December 2018 Zoom named Glassdoors #2 Best Company to Work For in the US January 2019 Zoom Phone GA February 2019 Exceeded 5 billion monthly meeting minutes

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee and the exchange listing fee.

Amount
SEC registration fee	$93,082
FINRA filing fee	115,700
Exchange listing fee	295,000
Accountants’ fees and expenses	2,000,000
Legal fees and expenses	1,500,000
Transfer Agent’s fees and expenses	10,000
Printing and engraving expenses	400,000
Miscellaneous	86,218

Total expenses	$4,500,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect upon the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect upon the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Zoom Video Communications, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Zoom Video Communications, Inc. At present, there is no pending litigation or proceeding involving a director or officer of Zoom Video Communications, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2016, we have issued the following unregistered securities:

(1)	From December 2016 through January 2017, we sold an aggregate of 30,727,064 shares of our Series D convertible preferred stock to a total of nine accredited investors at a purchase price of $3.74 per share for an aggregate purchase price of $115.0 million.

(2)	Since January 1, 2016, we granted to certain employees, consultants and directors options to purchase an aggregate of 25,913,400 shares of our Class B common stock under our 2011 Plan at exercise prices ranging from $0.30 to $30.00 per share, for an aggregate exercise price of $85,463,504.

(3)	Since January 1, 2016, we issued and sold an aggregate of 33,593,291 shares of our Class B common stock upon the exercise of options under our 2011 Plan, at exercise prices ranging from $0.015 to $10.79 per share, for an aggregate exercise price of $6,243,382.

(4)	In October 2018, we issued $15.0 million in principal amount of convertible promissory notes.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2#	Amended and Restated Bylaws of the Registrant, as amended February 14, 2018, as currently in effect.

3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective immediately prior to the completion of this offering.

3.4	Form of Amended and Restated Bylaws of the Registrant, to be effective immediately prior to the completion of this offering.

4.1	Form of Class A common stock certificate of the Registrant.

4.2#	Third Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, dated December 1, 2016.

5.1	Opinion of Cooley LLP.

10.1#	Zoom Video Communications, Inc. Fourth Amended and Restated 2011 Global Share Plan, and forms of agreements thereunder.

10.2	Zoom Video Communications, Inc. 2019 Equity Incentive Plan and forms of agreements thereunder.

10.3	Zoom Video Communications, Inc. 2019 Employee Stock Purchase Plan.

10.4#	Form of Indemnification Agreement entered into by and between the Registrant and each director and executive officer.

10.5#	Confirmatory Offer Letter by and between the Registrant and Eric S. Yuan, dated December 18, 2018.

Exhibit Number	Description of Exhibit

10.6#	Confirmatory Offer Letter by and between the Registrant and Aparna Bawa, dated December 18, 2018.

10.7#	Confirmatory Offer Letter by and between the Registrant and Janine Pelosi, dated December 18, 2018.

10.8#	Confirmatory Offer Letter by and between the Registrant and Kelly Steckelberg, dated December 18, 2018.

10.9#	Lease Agreement dated August 1, 2016, as amended, by and between the Registrant and KBSIII Almaden Financial Plaza, LLC.

10.10#	Zoom Video Communications, Inc. Officer Incentive Plan.

10.11	Common Stock Purchase Agreement by and among the Registrant, salesforce.com, inc. and Salesforce Ventures LLC, dated as of April 5, 2019.

21.1#	List of subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-5 of the original filing of this registration statement).

#	Previously filed.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on April 8, 2019.

ZOOM VIDEO COMMUNICATIONS, INC.

By:	/s/ Eric S. Yuan
Eric S. Yuan
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Eric S. Yuan Eric S. Yuan	President, Chief Executive Officer and Director (Principal Executive Officer)	April 8, 2019

/s/ Kelly Steckelberg Kelly Steckelberg	Chief Financial Officer (Principal Financial Officer)	April 8, 2019

/s/ Roy Benhorin Roy Benhorin	Chief Accounting Officer (Principal Accounting Officer)	April 8, 2019

* Jonathan Chadwick	Director	April 8, 2019

* Carl M. Eschenbach	Director	April 8, 2019

* Peter Gassner	Director	April 8, 2019

* Kimberly L. Hammonds	Director	April 8, 2019

* Dan Scheinman	Director	April 8, 2019

* Santiago Subotovsky	Director	April 8, 2019

* Bart Swanson	Director	April 8, 2019

/s/ Eric S. Yuan *By: Eric S. Yuan Attorney-in-Fact